     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998

                                                           REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                               IMPSAT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          4899                         52-1910372
(STATE OR OTHER JURISDICTION OF       (PRIMARY INDUSTRIAL        (IRS EMPLOYER IDENTIFICATION
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)               NUMBER)

                           ALFEREZ PAREJA 256 (1107)
                            BUENOS AIRES, ARGENTINA
                                 (541) 362-4240
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 RICHARD HORNER
                                IMPSAT USA, INC.
                              ONE FINANCIAL PLAZA
                         FT. LAUDERDALE, FLORIDA 33394
                                 (954) 779-7171
 (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                       AGENT FOR SERVICE FOR REGISTRANT)

                               ------------------

                    Please send copies of communications to:
                             NEIL M. GOODMAN, ESQ.
                                ARNOLD & PORTER
                            555 TWELFTH STREET, N.W.
                             WASHINGTON, D.C. 20004
                                 (202) 942-5191

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
    As soon as possible after the Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF          AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTERED             NOTE(1)               PRICE(1)        REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------------------------------
12 3/8% Senior Notes due
  2008.......................      $225,000,000            $101.50             $227,250,000           $67,038.75
---------------------------------------------------------------------------------------------------------------------
Total........................      $225,000,000            $101.50             $227,250,000           $67,038.75
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f) under the Securities Act of 1933, the registration fee has been calculated based on the average of the bid and asked prices in the PORTAL market on July 14, 1998 of the 12 3/8% Senior Notes due 2008 of the Company, for which the securities registered hereby will be exchanged.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

               SUBJECT TO COMPLETION, DATED                , 1998

PROSPECTUS

                               OFFER TO EXCHANGE

                                ALL OUTSTANDING
                         12 3/8% SENIOR NOTES DUE 2008

                                      FOR

                         12 3/8% SENIOR NOTES DUE 2008

                                       OF

                               IMPSAT CORPORATION
                             ---------------------
                               THE EXCHANGE OFFER
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                  ON                   , 1996 UNLESS EXTENDED
                             ---------------------

     IMPSAT Corporation, a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its outstanding 12 3/8% Senior Notes due 2008 (the "Old Notes"), of which an aggregate of $225,000,000 in principal amount is outstanding as of the date hereof, for an equal principal amount of newly issued 12 3/8% Senior Notes due 2008 (the "New Notes"). The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that (i) the New Notes will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not bear legends restricting the transfer thereof and (ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of an indenture dated as of June 17, 1998, governing the Old Notes and the New Notes (the "Indenture"). The Indenture provides for the issuance of both the New Notes and the Old Notes. The New Notes and the Old Notes are sometimes referred herein collectively as the "Notes" or the "Senior Notes."

                                                        (Continued on next page)
                             ---------------------
FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS
 IN EVALUATING THE EXCHANGE OFFER. SEE "RISK FACTORS" BEGINNING ON PAGE      .
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS                , 1998

     The Notes will bear interest at the rate of 12 3/8% per annum and interest will be payable semi-annually in cash on June 15 and December 15 of each year, commencing December 15, 1998, to holders of record on the immediately preceding June 1 and December 1. See "Description of the New Notes."

     The Notes are unsecured, unsubordinated obligations of the Company, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations and are senior in right of payment to all subordinated indebtedness of the Company. The Company is a holding company and the Notes will be effectively subordinated to all liabilities (including trade payables) of the subsidiaries of the Company. The Indenture permits the Company and its subsidiaries to incur substantial amounts of additional indebtedness. The Notes would also be subordinated to certain statutorily created preferences in the countries in which the Company's subsidiaries operate with respect to certain liabilities of the Company's subsidiaries, such as accrued tax liabilities and accrued salary, severance, social security and pension liabilities.

     The Notes are redeemable, at the option of the Company, in whole or in part, at any time on or after June 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to June 15, 2001, the Company may redeem up to 35% of the aggregate principal amount at maturity of the Notes from the net cash proceeds of one or more public or private issuances of Capital Stock (other than Disqualified Stock), at the redemption price set forth herein; provided that (i) after any such redemption at least 65% of the aggregate principal amount of the Notes initially issued remain outstanding and (ii) notice of such redemption is mailed within 60 days of such issuance.

     Prior to the Exchange Offer, there has been no public market for the Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. To the extent that a market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Lack of Public Market."

     The New Notes will be available initially only in book-entry form. The Company expects that the New Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., as its nominee. Beneficial interests in the global note representing the New Notes will be shown on, and transfers thereof will be effected only through, records maintained by the DTC and its participants. After the initial issuance of such global note, New Notes in certificated form will be issued in exchange for the global note only in accordance with the terms and conditions set forth in the Indenture. See "Description of the Notes -- Book Entry; Delivery and Form."

     The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time,
on             , 1998 (if and as extended, the "Expiration Date"). Tenders of
Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. Old Notes may be tendered only in integral multiples of $1,000. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return all previously tendered Old Notes to the holders thereof.

     Based on a previous interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company (within the meaning of Rule 405 under the Securities
Act)) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter," within the meaning of the Securities Act, in connection with resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company believes that none of the registered holders of the Old Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to bear the expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Company complies with the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (and the exhibits and schedules thereto), as well as the periodic reports and other information filed by the Company with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may be accessed electronically by means of the Commission's World Wide Web home page on the Internet at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Form 10-Q and 10-K (or any successor forms) as if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and (ii) all reports that would be required to be filed with the Commission on Form 8-K (or any successor form) if the Company were required to file such reports in each case within the time periods set forth in the Commission's rules and regulations. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus or the accompanying Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither this Prospectus nor the accompanying Letter of Transmittal or both together constitute an offer to sell or a solicitation of an offer to buy any security other than the New Notes offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus or the accompanying Letter of Transmittal or both together, nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.
                            ------------------------

     The terms VSAT(R), Dataplus(R), Teledatos(R), Regional Teleport(R), Difusat(R), Interplus(R), Global Fax(R), Minidat(R), Conexia(R) and Telecampus(R) are service marks or trademarks of the Company or its subsidiaries that are registered or otherwise protected under the laws of various jurisdictions.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, and other financial data appearing elsewhere in this Prospectus. All consolidated historical financial statements, other than pro forma financial information, contained in this Prospectus are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars. Certain information contained herein is derived from external research sources which the Company has not independently verified. See "Glossary" for the definition of certain terms used in this Prospectus.

                                  THE COMPANY

     The Company is a leading provider of private telecommunications network services in Latin America. The Company offers tailor-made, integrated telecommunications solutions, with an emphasis on data transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. The Company currently has operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States.

     Services are provided through the Company's advanced telecommunications networks, comprised of owned teleports, earth stations, fiber optic and microwave links, and leased satellite capacity and fiber optic links. The Company believes that it operates the largest shared hub VSAT network in Latin America, with 3,490 VSAT microstations installed as of March 31, 1998. In addition, the Company operates 16 teleports located in six countries and twelve microwave and fiber optic metropolitan area networks ("MANs") in twelve cities.

     The Company has grown rapidly since the commencement of its operations in 1990. Its business customer base has expanded from 125 customers in two countries as of December 31, 1992 to 1,251 customers in six countries as of March 31, 1998. From 1992 to 1997, annual revenues on a consolidated basis have grown from $20.5 million to $160.2 million, EBITDA (as defined) has grown from $7.9 million to $51.8 million and net property, plant and equipment have grown from $47.9 million to $255.4 million.

     The Company has recently commenced operations in Brazil. The Company believes that the breadth of opportunity for the expansion of the private telecommunications network services market in Brazil is underscored by the country's (i) growing economy (Brazil's gross domestic product grew from approximately $387 billion in 1992 to approximately $803 billion in 1997); (ii) strong, unsatisfied demand for reliable telecommunications solutions; (iii) low teledensity; (iv) poor telephony infrastructure; and (v) recently commenced liberalization and privatization of the telecommunications sector. The Company plans to use its technological and commercial experience and knowledge of providing private telecommunications network services in the region to expand its market penetration in Brazil.

     The Company expects continued growth in the demand for private telecommunications network services in Latin America and anticipates that the proportionate share of data transmission services will increase more rapidly than the overall telecommunications sector, as has been the case in the United States. Continued deregulation of the telecommunications markets in the region should lead to substantial growth in the telecommunications sector, which historically has grown slowly compared with that of more developed countries. Continuing economic growth and integration in Latin America is expected to add to the demand for telecommunications services in the region and support greater opportunities for expansion of the Company's regional presence. The Company believes that its pan-Latin American presence distinguishes it from its competitors and is a key element in its ability to satisfy a need in Latin America for "one-stop shopping" in private telecommunications network services. In addition, upon further deregulation of the telecommunications markets in Latin America, the Company may consider expansion into new services for its business customers, including switched international, domestic long distance and local services.

     The Company provides a full range of private telecommunications network services which are tailored to meet the specific system requirements of its customers, including digital information (data, voice and video) transmission via VSAT, SCPC, fiber optic and microwave technology and a wide range of value-added services, including Internet access and electronic commerce; fax store and forward; healthcare billing and insurance verification services; and video-conferencing and long-distance learning. The Company utilizes its array of service offerings combined in different ways to create customized packages that best suit each customer's private telecommunications network system needs. The Company distinguishes itself by providing telecommunications solutions which permit its customers to enjoy the advantages of a private network while freeing them from the burdens of purchasing, operating and maintaining the network. See "Business -- Services and Related Infrastructure" for a further description of the Company's private telecommunications network services.

     The Company views its relationship with its customers as a long-term partnership in which customer satisfaction is of paramount importance. For this reason, the Company applies an integrated approach to its sales, marketing and customer service functions. Each client service team is jointly responsible for all aspects of a particular customer relationship. The Company provides customer service 24 hours per day, 365 days per year. As a result of this consultative approach, the Company achieves high levels of customer satisfaction while being able to identify new revenue generating opportunities, customer telecommunications possibilities and product or service improvements previously overlooked or not adequately addressed by the client.

     The Company intends to maintain and strengthen its position as a leading provider of private telecommunications network services in Latin America. The key elements of the Company's strategy include: (i) delivering premium, tailor-made telecommunications solutions utilizing advanced technology; (ii) focusing on business and governmental end users; (iii) establishing long-term customer partnerships; and (iv) leveraging its established market presence to expand operations.

     The Company is a privately-held corporation. Nevasa Holdings Ltd. ("Nevasa"), which owns 100% of the common stock of the Company, is a holding company controlled largely by the Pescarmona group (a prominent Argentine industrial group); by Mr. Roberto Vivo, Deputy Chief Executive Officer of IMPSAT Corporation; and by Mr. Ricardo Verdaguer, President and Chief Executive Officer of IMPSAT Corporation. In addition, 100% of the issued and outstanding preferred stock of the Company is owned by the Morgan Stanley Investors (as defined below).

                              RECENT DEVELOPMENTS

     On March 19, 1998, Princes Gate Investors II, L.P. ("Princes Gate") and Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM"), two private equity funds that are affiliates of Morgan Stanley Dean Witter & Co., and certain other investors affiliated with Princes Gate and MSGEM (Princes Gate, MSGEM and such other investors being hereinafter referred to as the "Morgan Stanley Investors") purchased 25,000 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock was initially convertible into 25% of the common stock of the Company. For a description of the Series A Preferred Stock and the transaction, refer to "Certain Relationships and Related Transactions -- STET Share Purchase and Series A Preferred Stock Issuance." The holders of the Series A Preferred Stock have the right to vote as a separate class to elect two of the Company's directors.

     On April 20, 1998, the Company signed a definitive agreement to purchase a majority interest in Mandic BBS Planejamento e Informatica S.A. ("Mandic S.A."), a Brazilian Internet access provider, for approximately $9.8 million. Upon consummation of the transaction, the Company will acquire 75.1% of the common stock of Mandic S.A., and the remaining 24.9% will be owned by Mr. Aleksander Mandic, the founder and current president of Mandic S.A. The initial stage of the acquisition of Mandic S.A., pursuant to which the Company acquired a 58.5% interest, was consummated on May 28, 1998, and the remaining 16.6% interest is scheduled to be acquired by May 1, 1999.

     On June 1, 1998, the Company acquired from Nevasa 99.93% of the outstanding voting stock of IMPSAT Comunicacoes S.A. ("IMPSAT Brazil"), a Brazilian company, for approximately $5.1 million in cash. IMPSAT Brazil was established by Nevasa and operates under a value added telecommunications license (the "Brazil License") permitting IMPSAT Brazil to lease satellite capacity directly from satellite carriers and sell corporate private telecommunications network services (data, voice and video), using terrestrial and satellite links, to third parties.

                                  THE EXCHANGE

THE EXCHANGE OFFER............    The Company is offering to exchange $1,000
                                  principal amount of New Notes for each $1,000 principal amount of Old Notes that are properly tendered and accepted. The Company will issue the New Notes on or promptly after the Expiration Date. There are $225,000,000 aggregate principal amount of Old Notes outstanding. See "The Exchange Offer."

                                  Based on an interpretation of the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. In the event that the Company's belief is inaccurate, holders of New Notes who transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability thereunder. The Company does not assume or indemnify holders against such liability. The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes (i) in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction or (ii) if any holder is engaged or intends to engage in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution."

EXPIRATION DATE...............    The Exchange Offer will expire at 5:00 p.m.,
                                  New York City time, on             , 1998,
                                  unless extended, in which case the term
                                  "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration
                                  Date. The New Notes issued pursuant to the Exchange Offer will be delivered on or promptly after the Expiration Date.

CONDITIONS TO THE EXCHANGE
OFFER.........................    The Company may terminate the Exchange Offer
                                  if it determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation, any interpretation by the staff of the Commission of any existing law, statute, rule or regulation or the failure to obtain any necessary approvals of governmental agencies or holders of the Old Notes. The
                                  Company does not expect any of the foregoing conditions to occur, although there can be no assurances any such conditions will not occur.

PROCEDURES FOR TENDERING
NOTES.........................    Each holder of Old Notes wishing to accept the
                                  Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old
                                  Notes and any other required documentation to The Bank of New York, as Registrar, at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............    Any beneficial owner whose Old Notes are
                                  registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old
                                  Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

GUARANTEED DELIVERY
PROCEDURES....................    Holders of Old Notes who wish to tender their
                                  Old Notes and whose Old Notes are not
                                  immediately available or who cannot deliver their Old Notes or the Letter of Transmittal to The Bank of New York, as Exchange Agent, prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange
                                  Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS.............    Tenders of Old Notes may be withdrawn at any
                                  time prior to 5:00 p.m., New York City time, on the Expiration Date.

CERTAIN FEDERAL INCOME TAX
CONSIDERATIONS................    For a discussion of certain federal income tax
                                  considerations relating to the exchange of the New Notes for the Old Notes, see "Certain
                                  United States Federal Income Tax
                                  Considerations."

EXCHANGE AGENT................    The Bank of New York is the Exchange Agent.
                                  Its telephone number is (212) 815-6333. The address of the Exchange Agent is set forth in "The Exchange Offer -- Exchange Agent." The
                                  Bank of New York also serves as trustee under the Indenture.

SHELF REGISTRATION
STATEMENT.....................    Under certain circumstances described in the
                                  Registration Rights Agreement, certain holders of Notes (including holders who are not permitted to participate in the Exchange Offer or who may not freely resell New Notes received in the Exchange Offer) may require the Company to file, and use best efforts to cause to become effective, a shelf registration statement under the Securities
                                  Act, which would cover resales of Notes by such holders. See "Description of
                                  Notes -- Registration Rights."

CONDITIONS TO THE EXCHANGE
OFFER.........................    The Exchange Offer is not conditioned on any
                                  minimum principal amount of Old Notes being tendered for exchange. The Exchange Offer is subject to certain other customary conditions, each of which may be waived by the Company.
                                  See "The Exchange Offer  -- Certain
                                  Conditions."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions relating to the Old Notes. Whenever defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. In the Event that the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to December 17, 1997, the annual interest rate borne by the Notes will be increased by 0.5%. Upon consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the interest rate on the Notes will revert to the rate set forth on the cover page of this Prospectus. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from June 30, 1998. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from June 30, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

                                 THE NEW NOTES

SECURITIES OFFERED............    $225,000,000 Senior Notes due 2008. See
                                  "Description of the Notes."

MATURITY......................    June 15, 2008.

INTEREST......................    12 3/8% per annum payable semi-annually. For a
                                  description of the circumstances under which the interest rate may be increased, see
                                  "Registration Rights" below.

RANKING.......................    The Notes will be unsecured, unsubordinated
                                  indebtedness of the Company, will rank pari passu in right of payment with all existing and future unsecured, unsubordinated indebtedness and will be senior in right of payment to all subordinated indebtedness of the Company. At March 31, 1998, on an pro forma basis, after giving effect to the Offering (as defined herein) and the application of proceeds thereof, the Company
                                  (on an unconsolidated basis) would have had approximately $132.0 million of indebtedness other than the Notes, all of which would have been senior indebtedness. The Company is a holding company and the Notes will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. On March 31, 1998, on the same pro forma basis and excluding intercompany payables and the guarantee of the Company's
                                  $125 million 12 1/8% Senior Guaranteed Notes due 2003 (the "Existing Senior Notes"), the
                                  Company's subsidiaries would have had
                                  approximately $134.4 million of liabilities, including approximately $78.6 million of indebtedness. The Company and its subsidiaries are expected to incur substantial amounts of additional indebtedness in the future, subject to compliance with the limitations contained in the Indenture (as defined) and the Indenture (the "1996 Indenture") relating to the Existing Senior Notes. See "Risk
                                  Factors -- Substantial Indebtedness," "Risk
                                  Factors -- Significant Capital Requirements," and "Risk Factors -- Holding Company
                                  Structure: Effective Subordination of Notes to
                                  Obligations of Subsidiaries."

CERTAIN COVENANTS.............    The Indenture contains certain covenants
                                  which, among other things, restrict the
                                  ability of the Company and its restricted subsidiaries to: incur additional indebtedness; create liens; engage in sale-leaseback transactions; make restricted payments; sell assets; create restrictions on the ability of restricted subsidiaries to make certain payments; issue or sell stock of certain subsidiaries; enter into transactions with stockholders or affiliates; and, with respect to the Company, consolidate, merge or sell all or substantially all of its assets.
                                  These restrictions are subject to certain exceptions. See "Description of the
                                  Notes -- Covenants."

OPTIONAL REDEMPTION...........    The Notes will be redeemable, at the option of
                                  the Company, in whole or in part, at any time on or after June 15, 2003, at the redemption prices set forth under "Description of the Notes -- Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to June 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued from the net cash proceeds of one or more public or private issuances of Capital Stock (other than Disqualified Stock) at a redemption price of 112.375% of the principal amount thereof on the redemption date, together with accrued and unpaid interest, if any, provided that (i) after any such redemption at least 65% of the aggregate principal amount of the Notes initially issued remain outstanding and (ii) notice of such redemption is mailed within 60 days of such issuance. See "Description of the Notes -- Optional Redemption."

CHANGE OF CONTROL.............    Upon a Change of Control (as defined herein),
                                  the Company is required to make an offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest. See "Description of the Notes -- Repurchase of Notes upon a Change of
                                  Control."

RISK FACTORS..................    See "Risk Factors," immediately following this
                                  Summary, for a discussion of certain risks that should be considered when evaluating an investment in the Notes.

                                USE OF PROCEEDS

     On June 17, 1998 the Company issued $225 million principal amount of Old Notes (the "Offering"). The Old Notes were sold by the Company to a limited number of institutional investors pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company has distributed and/or will distribute the net proceeds of the Offering, which totaled approximately $217.7 million, to its operating subsidiaries through inter-company loans. The net proceeds of the Offering will be used for capital expenditures, including up to approximately $41.0 million for planned expenditures through 1999 related to the Company's expansion into Brazil; and to repay approximately $35.2 million of indebtedness of its operating subsidiaries (with a weighted average interest rate of 11.4% and scheduled maturities ranging from seven days to nine months as of March 31, 1998). The Company expects to reborrow such short-term indebtedness in the future to fund capital expenditures and for general corporate purposes, although the lenders have not committed to make additional loans. In addition, a portion of the net proceeds may also be used for strategic acquisitions of businesses, products, or technologies complementary to the Company's business. The Company does not currently have any signed contracts, letters of intent or agreements in principle to make any such material acquisitions. Pending such uses, the net proceeds of the Offering will be invested in short-term debt instruments

                             SUMMARY FINANCIAL DATA

     The following summary financial and operating data are for the Company on a consolidated basis in accordance with U.S. GAAP. The Company and its subsidiaries use the U.S. dollar as their functional currency. The Company owns a 95.2% equity interest in IMPSAT S.A. ("IMPSAT Argentina"), a 74.2% equity interest in IMPSAT S.A. ("IMPSAT Colombia"), a 75.0% equity interest in Telecomunicaciones IMPSAT S.A. ("IMPSAT Venezuela"), a 99.9% equity interest in IMPSAT, S.A. de C.V. ("IMPSAT Mexico") and a 100% equity interest in each of IMPSATEL del Ecuador S.A. ("IMPSAT Ecuador") and IMPSAT USA, Inc. ("IMPSAT USA").

     The summary statement of operations, other financial and balance sheet data for the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP, independent auditors, whose reports thereon are included elsewhere in this Prospectus. The summary financial data for the Company for the three month periods ended March 31, 1997 and 1998 have been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. For an explanation of the fiscal year reporting periods of the Company and its subsidiaries, see Note 2 to the Company's consolidated financial statements.

     The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                           THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                                        --------------------------------   -------------------
                                                          1995       1996        1997        1997       1998
                                                        --------   ---------   ---------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT FOR RATIOS)
STATEMENT OF OPERATIONS DATA:
Net revenues from services............................  $105,641   $ 128,393   $ 160,236   $ 37,027   $ 45,153
Operating expenses(1).................................   (98,758)   (110,328)   (136,997)   (30,089)   (38,182)
Operating income......................................     6,883      18,065      23,239      6,938      6,971
Interest expense, net.................................   (15,677)    (23,185)    (24,743)    (6,182)    (7,785)
Income attributable to minority interest..............    (1,712)     (1,766)       (981)      (627)      (269)
Net loss..............................................  $ (7,417)  $  (8,483)  $  (7,966)  $ (1,697)  $ (2,363)
OTHER FINANCIAL DATA:
EBITDA(2).............................................  $ 27,536   $  44,383   $  51,753   $ 13,688   $ 15,032
Cash flow from (used by):
    Operating activities..............................    18,894       9,843      14,087      2,796     (2,245)
    Investing activities..............................   (66,910)    (53,681)    (55,028)   (14,906)   (16,023)
    Financing activities..............................    22,097      66,517      22,485      1,760     18,740
Ratio of earnings to fixed charges(3).................        --          --          --      1.09x         --
Pro forma ratio of earnings to fixed charges(4).......                                --                    --
Ratio of EBITDA to gross interest expense.............     1.67x       1.76x       1.99x      2.15x      1.85x
Pro forma ratio of EBITDA to gross interest
  expense(4)..........................................                             1.04x                 1.16x
Ratio of total debt to EBITDA(5)......................     4.64x       4.49x       4.25x      3.59x      3.97x
Pro forma ratio of total debt to EBITDA(4)(5).........                             7.91x                 8.07x

                                                               AS OF DECEMBER 31,         AS OF MARCH 31, 1998
                                                         ------------------------------   --------------------
                                                           1995       1996       1997      ACTUAL    PRO FORMA
                                                         --------   --------   --------   --------   ---------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $  6,216   $ 28,895   $ 10,439   $ 10,911   $193,401
Net property, plant and equipment......................   199,701    227,086    255,422    264,458    264,458
Total assets...........................................   249,095    315,230    339,916    365,914    548,404
Total long-term debt, net..............................    30,200    156,230    159,677    159,532    384,532
Minority interest......................................    28,476     30,242     10,398     10,313     10,313
Redeemable preferred stock.............................        --         --         --    125,000    125,000
Stockholders' equity (deficit).........................    55,363     46,881     63,389    (63,974)   (63,974)

                                                   (footnotes appear on page 00)

                                                               AS OF DECEMBER 31,     AS OF MARCH 31,
                                                              ---------------------   ---------------
                                                              1995    1996    1997     1997     1998
                                                              -----   -----   -----   ------   ------
OPERATING DATA:
VSAT microstations installed................................  2,841   3,476   3,585   3,323    3,490
Dataplus earth stations installed...........................    443     704     908     701      959
Satellites linked...........................................      4       6       6       6        6
Leased satellite capacity (MHz).............................  198.3   253.0   412.6   245.0    461.9
Teleports...................................................      4       5       5       5        5
Regional Teleports..........................................     10      10      11      11       11
Teledatos networks (fiber optic/microwave)..................     12      12      12      12       12
Customers...................................................    656     907   1,189   1,021    1,251

     The following supplemental summary financial data are for (i) IMPSAT Argentina for the fiscal years ended November 30, 1995, 1996 and 1997; and (ii) each of IMPSAT Colombia, IMPSAT Venezuela and IMPSAT Ecuador for the years ended December 31, 1995, 1996 and 1997. The category "Other", as it relates to revenues, operating expenses, total assets and EBITDA, consists of (i) amounts relating to IMPSAT Mexico; IMPSAT USA; International Satellite Capacity Holding, NG ("ISCH"), a wholly-owned subsidiary that leases satellite capacity on behalf of the Company's operating subsidiaries; and Resis Ingenieria, S.A. ("Resis"), a wholly-owned subsidiary that provides management services for the Company; (ii) unallocated parent company amounts, including overhead expenses; and (iii) the elimination of intercompany balances and transactions. As it relates to net income (loss) and stockholders' equity, the category "Other" also includes the allocation to minority interest. Such financial data have been derived from the consolidating schedules prepared by the Company for its consolidated financial statements for the years ended December 31, 1995, 1996 and 1997. The following supplemental financial data for the first quarter of 1997 and 1998 have been derived from the Company's unaudited consolidated financial statements for the three months ended March 31, 1997 and 1998, respectively. Selected financial data for IMPSAT Argentina and IMPSAT Colombia are set forth in "Business -- Description of Country Operations."

                                                                              THREE MONTHS
                                                                                  ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                        --------------------------------   -------------------
                                          1995       1996        1997        1997       1998
                                        --------   ---------   ---------   --------   --------
                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues from services:
     Argentina........................  $ 80,346   $  85,145   $  90,011   $ 22,838   $ 23,944
     Colombia(7)......................    22,417      35,116      49,514     10,908     13,828
     Venezuela(8).....................     2,204       4,496       8,625      1,841      2,992
     Ecuador(9).......................       588       2,802       5,513      1,063      1,846
     Other............................        86         834       6,573        377      2,543
                                        --------   ---------   ---------   --------   --------
          TOTAL.......................  $105,641   $ 128,393   $ 160,236   $ 37,027   $ 45,153
                                        ========   =========   =========   ========   ========
Operating expenses(1):
     Argentina........................  $(66,019)  $ (66,275)  $ (71,299)  $(16,941)  $(18,744)
     Colombia.........................   (17,627)    (24,140)    (32,791)    (7,562)    (9,333)
     Venezuela........................    (4,257)     (6,752)    (10,767)    (2,386)    (3,076)
     Ecuador..........................    (1,765)     (3,474)     (5,354)    (1,063)    (1,652)
     Other............................    (9,090)     (9,687)    (16,786)    (2,137)    (5,377)
                                        --------   ---------   ---------   --------   --------
          TOTAL.......................  $(98,758)  $(110,328)  $(136,997)  $(30,089)  $(38,182)
                                        ========   =========   =========   ========   ========
Net income (loss):
     Argentina........................  $  4,472   $   3,021   $   2,879   $  1,243   $  1,036
     Colombia.........................      (135)      2,239       8,392      1,271      1,800
     Venezuela........................    (1,723)     (1,167)     (5,438)    (1,092)      (918)
     Ecuador..........................    (1,290)     (1,099)       (961)      (296)      (199)
     Other............................    (8,741)    (11,477)    (12,838)    (2,823)    (4,082)
                                        --------   ---------   ---------   --------   --------
          TOTAL.......................  $ (7,417)  $  (8,483)  $  (7,966)  $ (1,697)  $ (2,363)
                                        ========   =========   =========   ========   ========

                                                   (footnotes appear on page 00)

                                                                              THREE MONTHS
                                                                                  ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                        --------------------------------   -------------------
                                          1995       1996        1997        1997       1998
                                        --------   ---------   ---------   --------   --------
                                                            (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(2):
     Argentina........................  $ 30,394   $  37,656   $  36,504   $ 10,533   $  9,933
     Colombia.........................     8,748      16,660      23,965      5,097      6,737
     Venezuela........................    (1,675)     (1,106)       (132)      (114)       492
     Ecuador..........................    (1,037)       (321)        812        104        386
     Other............................    (8,894)     (8,506)     (9,396)    (1,932)    (2,516)
                                        --------   ---------   ---------   --------   --------
          TOTAL.......................  $ 27,536   $  44,383   $  51,753   $ 13,688   $ 15,032
                                        ========   =========   =========   ========   ========

                                               AS OF DECEMBER 31,          AS OF MARCH 31, 1998
                                         ------------------------------   -----------------------
                                           1995       1996       1997      ACTUAL    PRO FORMA(6)
                                         --------   --------   --------   --------   ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets:
     Argentina.........................  $165,945   $174,239   $191,029   $214,609     $214,609
     Colombia..........................    59,929     70,501    106,919    115,806      115,806
     Venezuela.........................    11,192     23,718     28,596     28,914       28,914
     Ecuador...........................     4,383      9,795     13,262     15,080       15,080
     Other.............................     7,646     36,977        110     (8,495)     173,995
                                         --------   --------   --------   --------     --------
          TOTAL........................  $249,095   $315,230   $339,916   $365,914     $548,404
                                         ========   ========   ========   ========     ========

---------------

(1) Operating expenses consist of variable cost of services; satellite capacity; salaries, wages and benefits; selling, general and administrative expenses; and depreciation and amortization.

(2) EBITDA consists of operating income (loss) plus depreciation and amortization. EBITDA is presented because it is a measure commonly used in the industry and to enhance an understanding of the Company's operating results and is not intended to represent or be a substitute for cash flow under U.S. GAAP. Because EBITDA is not calculated under U.S. GAAP principles, it is not necessarily comparable to similarly titled measures of other companies.

(3) The ratio of earnings to fixed charges is computed by dividing operating income before fixed charges (other than capitalized interest), by fixed charges. Fixed charges consist of interest charges and amortization of deferred finance costs. Earnings of the Company were insufficient to cover fixed charges by approximately $9.6 million, $7.1 million, $0.7 million and $1.1 million for 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. On a pro forma basis as contemplated by footnote 4 below, earnings of the Company would have been insufficient to cover fixed charges by approximately $26.6 million and $6.0 million for 1997 and the three months ended March 31, 1998, respectively.

(4) Pro forma ratios are presented for the year ended December 31, 1997 and for the three-month period ended March 31, 1998 as if the Offering and the application of the proceeds thereof had occurred at the beginning of the relevant period.

(5) Represents the ratio of debt at the end of the period to EBITDA over the preceding four quarters.

(6) Pro forma balance sheet data is presented as if the Offering and the application of the proceeds thereof to repay $35.2 million of indebtedness had occurred on the balance sheet date.

(7) IMPSAT Colombia commenced operations in December 1992.

(8) IMPSAT Venezuela commenced operations in January 1993.

(9) IMPSAT Ecuador commenced operations in January 1995.

                                  RISK FACTORS

SUBSTANTIAL INDEBTEDNESS

     As of March 31, 1998, on a pro forma basis after giving effect to the Offering and the application of the proceeds thereof, IMPSAT Corporation on an unconsolidated basis would have had approximately $132.0 million of indebtedness other than the Notes, and the Company's subsidiaries would have had approximately $78.6 million of indebtedness (excluding intercompany payables and the guarantee of the Existing Senior Notes). Total stockholders' deficit of the Company on a consolidated basis as of March 31, 1998 was approximately $64.0 million.

     After giving effect to the Offering and the application of the proceeds thereof as if they had occurred at the beginning of the period, the Company would have had pro forma interest expense of approximately $49.9 million for 1997. As of March 31, 1998 on a pro forma basis, the Company's total debt was $428.6 million and its stockholders' deficit was $64.0 million. In addition, at March 31, 1998, on a pro forma basis, the Company's ratio of debt to EBITDA for the prior four quarters would have been 8.07 times. Earnings of the Company were insufficient to cover fixed charges by approximately $9.6 million, $7.1 million and $0.7 million, for 1995, 1996 and 1997, respectively, and by $1.1 million for the first quarter of 1998. In addition, on a pro forma basis earnings of the Company were insufficient to cover fixed charges by approximately $26.6 million and $6.0 million for 1997 and for the first quarter of 1998, respectively. The Indenture permits the Company and its subsidiaries to incur substantial amounts of indebtedness in the future.

     The levels of the Company's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for the Company to make payments on the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) all or a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and
(vi) the Company's high degrees of indebtedness will make it more vulnerable in the event of a downturn in its business and make it less likely to be able to make payments on the Notes.

SIGNIFICANT CAPITAL REQUIREMENTS

     In the future, the Company will require significant amounts of additional capital to fund (i) the expansion of its private telecommunications networks (including the development of its operations in Brazil) and (ii) the acquisition of businesses and investments in joint ventures and strategic alliances and
(iii) working capital. The Company will consider expansion into new services for its business customers, including switched international, domestic long distance and local services upon the deregulation of the telecommunications markets in the countries in which it operates. If the Company were to seek to provide switched telecommunications services, it would require considerable amounts of additional outside capital. There can be no assurance that the Company will be able to obtain sufficient capital on acceptable terms to fund any expansion plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for an estimate of the Company's capital expenditure requirements through the year 1999. The exact amount of the Company's future capital requirements will depend upon many factors, including the cost, timing and extent of upgrading or expanding its networks and services, the development of new services, the Company's ability to penetrate new markets, regulatory changes, the status of competing services, the magnitude of potential acquisitions, investments and strategic alliances, and the Company's results of operations. Individually or collectively, variances in these and other factors could cause the amount and timing of the Company's actual capital requirements to differ from its expectations. During 1997, the Company's cash flow from operations totaled $14.1 million and capital expenditures totaled $55.0 million. In addition, as of March 31, 1998, on a pro forma basis for the Offering after giving effect to the application of the proceeds thereof, $44.0 million of the Company's debt is scheduled to mature in 1998, approximately $14.3 million in 1999 and approximately $370.3 million in the year 2000 and thereafter. The Company has historically incurred substantial amounts of short-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Although the Company does not have material commitments from any lenders, it may borrow substantial amounts of short-term debt in the future.

     New sources of capital may include subsequent public and private equity and debt financings by the Company or its subsidiaries. The incurrence of additional indebtedness could subject the Company to more restrictive financial covenants. There can be no assurance that additional financing will be available on acceptable terms or at all. To the extent unplanned expenditures arise or the Company's estimates of its capital requirements prove to be inaccurate, the Company may require such additional financing sooner than anticipated and in amounts greater than currently expected. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans, which could have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

     The terms of the Company's Series A Preferred Stock contain provisions which under certain circumstances could require the Company to redeem that Series, subject to the provisions of the Indenture and the 1996 Indenture. In addition, because of the potentially dilutive effect of the conversion of the Series A Preferred Stock into common stock, it may be desirable for the Company to redeem the Series A Preferred Stock. The Company does not presently have the funds with which to redeem the Series A Preferred Stock. If it is required to redeem the Series A Preferred Stock, there can be no assurance that any such redemption would not have a material adverse effect on the Company's ability to make payments on the Notes.

HOLDING COMPANY STRUCTURE: EFFECTIVE SUBORDINATION OF NOTES TO OBLIGATIONS OF SUBSIDIARIES

     IMPSAT Corporation, the issuer of the Notes, is a holding company with no business operations of its own. IMPSAT Corporation's assets consist solely of its ownership interests in its subsidiaries and other related investments. IMPSAT Corporation will use substantially all of the net proceeds from the Offering to make loans to certain of its subsidiaries, for use by the subsidiaries to repay debt and to finance the expansion and development of their telecommunications infrastructure. See "Use of Proceeds." IMPSAT Corporation must rely upon debt service payments, dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the Notes. The subsidiaries, however, are legally distinct from IMPSAT Corporation and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes. IMPSAT Corporation's subsidiaries will not guarantee the Notes, and some of such subsidiaries have minority investors. The ability of IMPSAT Corporation's subsidiaries to make such payments to IMPSAT Corporation will be subject to, among other things, availability of funds, the terms of such subsidiaries' indebtedness and applicable local laws, including withholding taxes and foreign exchange controls. The maximum withholding tax on interest payments abroad from Argentina, Colombia, Venezuela, Ecuador, Mexico and Brazil is currently 13.2%, 39.6%, 32.3%, 0%, 35.0% and 15.0%, respectively. The Company has been, and expects to be, able to reduce the applicable withholding tax rates by taking advantage of certain exemptions and financing structures available to it. The maximum withholding tax on dividends remitted abroad is currently 0% in Argentina, Venezuela, Ecuador, Mexico and Brazil and 39.6% in Colombia. Such withholding tax rates could change at any time. The laws governing all of the Company's subsidiaries, except IMPSAT USA, permit companies to pay dividends only out of positive retained earnings determined in accordance with local generally accepted accounting principles and also require companies to allocate a minimum percentage of each year's net income to a legal reserve until the total amount of such reserve equals a certain percentage of their authorized and outstanding capital stock, and to pay dividends only out of excess income after allocation of such percentages to legal reserves. As a result of such requirements and in light of the accumulated net losses incurred to date by IMPSAT Venezuela, IMPSAT Ecuador and IMPSAT Mexico and expected to be incurred by IMPSAT Brazil, the Company does not believe that any of its subsidiaries other than IMPSAT Argentina and IMPSAT Colombia would be able to pay dividends to the Company in the foreseeable future.

     Claims of creditors of the subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of IMPSAT Corporation and the holders of IMPSAT Corporation's indebtedness, including the Notes. Accordingly, the Notes will be effectively subordinated to the liabilities including trade payables, of the subsidiaries of IMPSAT Corporation. At March 31, 1998, on a pro forma basis after giving effect to this Offering and the application of the proceeds thereof, the subsidiaries of IMPSAT Corporation would have had approximately $259.4 million of liabilities (excluding intercompany payables), including $203.6 million of indebtedness (including guarantees of the Existing Senior Notes).

SHORT OPERATING HISTORY; HISTORY OF LOSSES; RISKS OF EXPANSION STRATEGY

     The Company commenced commercial operations in 1990 and has experienced rapid growth, increasing annual revenues from $8.2 million in 1991 to approximately $160.2 million in 1997. The Company has, however, incurred net losses in every year except 1994. The Company currently conducts significant operations in Argentina and Colombia, is an established provider of private telecommunications network services in Venezuela and Ecuador and has limited operations in Mexico and the United States. The Company recently commenced operations in Brazil with the acquisition of a 99.9% ownership interest in IMPSAT Brazil on June 1, 1998. In addition, on May 28, 1998, the Company acquired a majority interest in Mandic S.A. There can be no assurance that IMPSAT Brazil, which is still primarily in the developmental stage, and Mandic S.A. will be successfully integrated. Moreover, there can be no assurance that the Company's historic rate of growth or expansion will continue. In particular, the Company's rate of growth in Argentina, the market in which it first commenced operations in 1990, has slowed considerably in recent periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Description of Country Operations -- IMPSAT Argentina."

     The Company recorded net losses of $2.8 million, $7.4 million, $8.5 million and $8.0 million in 1993, 1995, 1996 and 1997, respectively and net income of $3.0 million in 1994. Achieving and sustaining profitable operations will depend upon many circumstances, including market demand, pricing and competition in the telecommunications industry in the countries where the Company operates. The failure of the Company to achieve and sustain profitability could hinder its ability to respond effectively to market conditions, to make capital expenditures and to take advantage of business opportunities, the failure to perform any of which could have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

     The Company's ability to manage its expansion effectively will require it to continue to implement and improve its operating, financial and accounting systems and to hire, train and manage employees. The continued expansion and development of the Company's business will also depend upon, among other things, the Company's ability to design and develop integrated private telecommunications networks, secure financing, install telecommunications infrastructure, obtain any required government authorizations and assess potential markets, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, such expansion may involve acquisitions, including acquisitions in Brazil, that could divert the Company's resources and management and require integration with the Company's existing operations. The failure to manage its planned expansion effectively could have a material adverse effect on the Company's business, growth, financial condition and results of operations and its ability to make payments on the Notes. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis or at all, service enhancements or new services that respond to technological change, changes in customer requirements and emerging industry standards. If the Company successfully identifies any such opportunities, there can be no assurance that the Company's lack of significant experience with respect to a new service or market will not hinder the Company's ability to successfully capitalize on such opportunity. The Company may consider expansion into new services for its business customers, including switched international, and domestic long distance and local services upon the deregulation of the telecommunications markets. If the Company pursues such an expansion, it will be subject to numerous risks involved in entering a different portion of the telecommunications industry in which it has no experience. Switched telephony services will involve regulatory risks, interconnection difficulties, large amounts of capital expenditures, accounts receivable risks, competition from large, well-financed international telecommunications carriers (such as AT&T

Corporation ("AT&T"), MCI Communications Corporation ("MCI"), WorldCom, Inc. ("Worldcom"), Sprint Corporation ("Sprint"), STET SpA ("STET"), Spain's Telefonica S.A. and others) and substantial start-up and marketing costs. If the Company seeks to provide switched telephony services, it will have a negative impact on its results of operations, at least over the short term, and could have a material adverse effect on its ability to make payments on the Notes.

COMPETITION

     The private telecommunications network industry in Latin America is highly competitive and is generally characterized by low barriers to entry. The Company expects that competition in the industry is likely to increase substantially in the future. The Company competes on the basis of its experience, quality, customer service, range of services offered and price.

     Although the Company to date has not suffered substantial price erosion, the Company has faced and expects to continue to face declining prices and may experience declining margins in the future as the monopoly public telephony operators (the "PTOs") in the countries in which the Company has operations adapt to a competitive marketplace and place greater emphasis on data communications and as new competitors enter its markets. The Company believes that as the Latin American telecommunications markets become less regulated there will be increasing demand for private telecommunications network services and that such increased demand should help to mitigate any decline in prices, but there can be no assurance in this regard.

     In most of its markets, the Company's principal current competitor is the local PTO or an affiliate of the local PTO. The PTOs generally have significant competitive advantages (which may decrease as deregulation progresses), including their close ties with national regulatory authorities, their control over connections to local telephone lines, their ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis and the reluctance of some regulators to adopt policies and grant regulatory approvals that will result in increased competition for the local PTO. For example, the Company's principal competitor in Argentina is Startel S.A. ("Startel"), which is the joint venture company for data transmission services owned 50% each by Telecom Argentina STET-France Telecom S.A. ("Telecom Argentina") and Telefonica de Argentina S.A. ("Telefonica"), the PTOs in northern and southern Argentina, respectively. Startel uses the infrastructure of its PTO owners to deliver its services to its customers. Startel's total revenues from all services, including data transmission, have increased to approximately $114 million in 1997. In addition, Telecom Argentina and Telefonica each recently obtained regulatory approval to establish their own data transmission units. In the future, the PTOs may devote substantially more resources to the sale, marketing and provision of services that compete with the Company's services, which could have a material adverse effect on the Company's business, results of operations and financial condition and its ability to make payments on the Notes. The Company also competes with private operators of VSAT networks, other satellite data transmission networks and terrestrial telecommunications links, as well as with companies that sell the equipment for data transmission networks that are privately owned and maintained by the user.

     The Company could face new competition in the future from large international telecommunications carriers, such as AT&T, MCI, Worldcom and Sprint, or from other industry participants. While international telecommunications carriers have in the past focused on long distance telephony services, they may focus on the private telecommunications network systems segment of the telecommunications market as deregulation continues. For example, if, as expected, Argentina authorizes competition in long distance telephony, these large telecommunications carriers may decide to enter the Argentine telephony market and to provide data transmission services as well. These potential competitors have financial and other resources substantially greater than those of the Company. In addition, consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry could give rise to significant new competitors to the Company. For example, Spain's Telefonica S.A., Worldcom and MCI recently announced the formation of an alliance to cooperate in Latin America and elsewhere. The three companies reportedly announced an initial expectation to invest up to $200 million in Latin America. If any of such competitors or potential competitors were to devote significant additional resources to the provision of private telecommunications network services to the Company's core customer base, there could be a material adverse effect on the business, financial condition and results of operations of the Company and its ability to make payments on the Notes.

     In addition, there can be no assurance that competing technologies will not become available that will adversely affect the Company's business, although the Company believes that it has the flexibility to act quickly to take advantage of any significant technological development. For example, new technologies such as asynchronous digital subscriber line (ADSL) can significantly enhance the speed of traditional copper lines. This or other technologies could enable the Company's PTO competitors to offer customers new high-speed services without undergoing the expense of replacing their existing twisted-pair copper networks, thereby negating the Company's "last mile" advantage. The Company's private telecommunications services also could face future competition from entities using or proposing to use new or emerging voice and data transmission services or technologies which currently are not widely available in Latin America, such as space based systems dedicated to data distribution services, generally known as "Little-LEOs" (low earth orbit satellites) and "Broadband" (Ka-band) systems. While the Company does not foresee significant near-term competition in its existing markets from such new technologies, there can be no assurance that such competing technologies will not be successful and, as a result, provide significant competition over the longer term that could have a material adverse effect on the business results of operations and financial condition of the Company and its ability to make payments on the Notes. See "-- Technological Considerations" and "Business -- Competition."

     The Company has recently established operations in Brazil and expects to face significant competition in that market. Brazil is by far the largest telecommunications market in Latin America and is expected to attract numerous providers, many of whom may be larger and better financed than the Company. It was recently announced that Telecomunicacoes Brasileras S.A. ("Telebras"), the Brazilian national telecommunications company, will be split into twelve holding companies, some or all of which will be privatized. In addition, numerous additional concessions to provide telephony and data transmissions services are expected to be granted. It is likely that large international carriers will bid on one or more of these holding companies and concessions. Winning bidders and concessionaires are likely also to focus on parts of the Brazilian market beyond those in which they initially obtain a concession. The presence of large carriers in Brazil may negatively affect the Company's prospects in Brazil. As the Brazilian telecommunications sector is liberalized and deregulated, competition is likely to initially come from current telecommunications service providers in that country, including Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), Brazil's state-owned, monopoly long-distance carrier; Promon Eletronica Ltda., one of the largest Brazilian private telecommunications companies and the local partner of Hughes Network Systems ("Hughes") for the provision of satellite telecommunications networks; COMSAT do Brazil Ltda.; and GSI Servicos de Informatica Ltda. ("GSI"), a wholly-owned data transmission services subsidiary of IBM, as well as from other domestic and international entrants. Global One, the joint venture of Deutsche Telekom AG, France Telecom S.A. and Sprint, recently received a license to offer international and domestic telecommunications services to corporations in Brazil. Moreover, large, well financed international telecommunications carriers, such as AT&T, MCI, Worldcom and Sprint, may be expected to enter the Brazilian telecommunications market. Competition in Brazil could have a material adverse effect on the Company's business, results of operations and financial condition and its ability to make payments on the Notes.

RISKS ASSOCIATED WITH PROVIDING INTERNET SERVICES

     One of the Company's newer services is Internet access, which has primarily been provided to residential customers. For 1997, the Company had $7.6 million in revenues from Internet services, and at March 31, 1998 had 25,385 dial-up Internet access retail customers and 74 dedicated Internet access business customers. As is typical for a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. Despite growing interest in the many commercial uses of the Internet, many businesses have been deterred from purchasing Internet access services for a number of reasons, including, among others, inconsistent quality of service, lack of availability of cost-effective, high-speed options, a limited number of access points, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors, inadequate protection of the confidentiality of stored data and information moving across the Internet, and a lack of tools to simplify Internet access and use. In particular, numerous published reports have indicated that a perceived lack of security of commercial data, such as credit card numbers, has significantly impeded commercial exploitation of the Internet to date, and there can be no assurance that encryption or other technologies will be developed that satisfactorily address these security concerns. Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may, unless resolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. For example, inadequate transmission infrastructure in Latin America (such as an insufficiency of telephone lines for Internet access) could forestall the growth of Internet service in that region. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises which have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information.

     The Company could be exposed to liability with respect to the material that may be accessible through the Company's Internet services. The nature and scope of existing or future laws in various jurisdictions governing issues such as property ownership, libel and personal privacy or other theories based on the nature and content of material transmitted via Internet is uncertain, may take years to resolve and could expose the Company to substantial liability for which the Company might not be indemnified by the content providers or other third parties. Any such new legislation or regulation or the application of such existing laws and regulations to the Internet could have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

     The Company's customer base for Internet services currently consists primarily of individuals. The Company can expect to encounter customer
"churn" -- the term used to denote customer turnover through cancellations -- and difficulty collecting receivables from such a large base of small customers as its Internet service grows. The Company's churn rate and inability to collect receivables for Internet services could have a material adverse effect on the Company's business, results of operations and financial condition and its ability to make payments on the Notes.

RECEIVABLES RISKS

     The Company's subsidiaries provide trade credit to their customers in the normal course of business. Prior to extending credit, the customer's financial history is analyzed. As of March 31, 1998, excluding two customers discussed below, approximately 10.0% of the Company's gross current trade accounts receivable were past due more than six months but less than one year and approximately 10.0% of gross accounts receivable were past due more than one year. Excluding these two customers, the Company's allowance for doubtful accounts was approximately $5.3 million (or 10.4% of gross accounts receivable) at March 31, 1998. See Note 3 to the Company's consolidated financial statements. Pursuant to the Company's current internal guidelines, the Company generally reserves an amount equal to 30% of accounts receivable in excess of 180 days but less than one year, and 100% of accounts receivable in excess of 360 days. These guidelines are not applied in cases where the Company determines that applying the guidelines would not be appropriate. The Company reviews the status of its accounts receivable and makes adjustments to its reserve for uncollectible receivables.

     A significant part of the Company's past due trade receivables relates to Banco de la Nacion Argentina ("BNA"), a state-owned bank and the largest bank in Argentina. The receivable was recorded for services provided under a subcontract between IMPSAT Argentina and IBM de Argentina, S.A. In 1997, the Company began reserving for receivables generated under the contract during 1996 and 1997. The contract was terminated by BNA in the second quarter of 1997. The Company's allowance for the BNA receivable was approximately $1.2 million (or 54.5% of the total amount due to IMPSAT Argentina under such contract) at March 31, 1998. The payment of the receivable by BNA is subject to the approval of the General Auditor of Argentina, which office is conducting an audit of the procedures used by BNA in awarding the contract. BNA is generally current on its payments under BNA's existing contract with IMPSAT Argentina.

     In November 1996, IMPSAT Argentina filed suit against Empresa Nacional de Correos y Telegrafos S.A. ("ENCOTESA"), the former Argentine national postal service, for amounts due under IMPSAT Argentina's contracts with ENCOTESA, which totaled $5.6 million, plus interest on such amounts. At the end of 1996, IMPSAT Argentina began to reserve 100% of all subsequent invoices submitted to ENCOTESA and to charge such amounts directly to selling, general and administrative expenses. Subsequently, the Company reclassified all trade account receivables due from ENCOTESA to noncurrent assets. Such noncurrent assets were recorded at their estimated net realizable value of $5.1 million (as determined by the Company's management based on the advice of the Company's Argentine counsel).

     There can be no assurance that difficulties in collecting amounts due from customers will not have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

RISKS RELATING TO OPERATIONS IN LATIN AMERICA

     Substantially all of the Company's consolidated net revenues from services are derived from operations in Latin America. During 1997, approximately 56.1% and 30.9% of the Company's consolidated net revenues from services were derived from IMPSAT Argentina and IMPSAT Colombia, respectively. The Company also has established operations in Venezuela, Mexico and Ecuador, and has recently commenced operations in Brazil. While the Company believes that such geographic diversification provides the benefit of ameliorating potential economic and political risks associated with operating in any single Latin American country, an investment in the Company is subject to certain risks common in the conduct of business in Latin America. Other than the United States, each country where the Company operates has experienced political and economic instability in recent years. Moreover, as events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political crises elsewhere in the region. The economies of Latin America have been characterized by extensive government intervention in the economy; inflation and hyperinflation; currency devaluations, fluctuations, exchange controls and shortages; troubled and insolvent financial institutions; capital flight; political instability, turmoil and violence; and economic contraction and unemployment. It is impossible to predict whether such events, circumstances or conditions will occur, recur or worsen, or what effect any such events, circumstances or conditions, which are entirely outside the control of the Company, will have on the countries in which the Company operates or upon the Company. Prospective purchasers should recognize that these conditions and events may have adverse effects on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

     Argentina. While the Company anticipates that the concentration of its business outside Argentina will increase in the coming years, Argentina is expected to remain the Company's most significant market for the foreseeable future, and developments in Argentina are accordingly of particular importance to the Company.

     For several decades prior to the 1990s, the Argentine economy was plagued by erratic, interventionist and generally unsuccessful economic policies. The Argentine government had nationalized substantially all public utilities as well as the country's leading producers of steel, oil, gas and petrochemicals. These businesses were operated in a highly inefficient manner, contributing to increased fiscal deficits that were financed through uncontrolled expansions of the money supply as well as national and international financing arrangements that were ultimately rescheduled, resulting in substantial losses to Argentina's creditors. In addition, the Argentine government imposed capital and exchange controls and levied heavy tariffs that distorted the country's production costs and impaired its export competitiveness.

     These difficulties culminated in a period of severe hyperinflation and currency devaluation. In 1988, 1989 and 1990 the Argentine consumer price index increased by approximately 388%, 4,924% and 1,344%, respectively. For many years before December 1989, the Argentine foreign exchange market was subject to exchange controls. Under current law, Argentine currency is convertible into U.S. dollars without restrictions and Argentina has a free exchange market for all foreign currency transactions. However, there can be no assurance that this will continue.

     Although Argentina has, since 1991, enjoyed a period of relative economic stability and prosperity, Mexico's 1994 devaluation heightened investor concerns that Argentina would be forced to devalue its currency which could have provoked a renewed bout of inflation. These concerns promoted capital flight in early 1995 which resulted in a decline in Argentina's international currency reserves, a significant tightening of bank liquidity and a surge in interest rates and imperiled both the Argentine banking sector and the Convertibility Plan that underlies the Argentine peso's parity with the U.S. dollar. According to the Central Bank of Argentina, gross international reserves fell to $12.5 billion as of March 31, 1995 from $17.9 billion as of December 31, 1994. Consequently, banks and other financial intermediaries contracted credit, Argentina's real gross domestic product ("GDP") experienced a 4.4% decline in 1995 and unemployment reached a peak of 18.4%.

     The Argentine economy recovered in 1996, with GDP growing 4.4%, and economic growth continued into 1997. During the first six months of 1997, GDP rose 8.0% versus the same period in 1996. During the first six months of 1997, industrial production grew 6.2% and investment increased by 28% over the comparable 1996 period. The inflation rate during the first nine months of 1997 was approximately 0.1%, as measured by the wholesale price index, compared to 2.6% in the comparable 1996 period.

     In the mid-term Congressional elections held on October 26, 1997, the Justicialista Party, which had previously controlled both houses of the Argentine Congress, lost by a narrow margin to a coalition (the "Alianza") formed by its two main adversaries, the Union Civica Radical ("UCR") and the Frente Pais Solidario ("Frepaso"). As a result, as of December 31, 1997, none of these parties individually controlled a majority in the Chamber of Deputies. Instead, of the total of 257 seats, the Justicialista Party held 118 seats, the parties of the Alianza held an aggregate of 110 seats and other minority parties held a total of 29 seats. No assurance can be given that a potential deadlock of votes in the Chamber of Deputies will not delay the passing of certain laws, which delay might negatively affect the economic situation of Argentina, nor that the recent and future changes in the political composition of the Argentine Government will not result in legislative or policy shifts adverse to the Argentine economy or the telecommunications sector in Argentina and the business of the Company.

     The recent instability and volatility in the world financial markets, which began with the crisis in the markets of Southeast Asia, has also negatively affected the Argentine financial market, as well as the market of Argentina's largest trading partner, Brazil, and could have a negative effect on the Argentine economy. As of the date of this Prospectus, the Argentine economy has not been severely affected by such events. However, the Company is unable to predict the effect of such crisis on the Argentine economy or the business, financial condition or results of operations of the Company or its ability to make payments on the Notes.

     In addition, there can be no assurance that the Convertibility Plan or the recent government measures described above will be successful in improving the performance of the Argentine economy or that future economic developments in Argentina, over which the Company has no control, will not impair the Company's business, financial condition or results of operations and adversely affect the Company's ability to pay interest or repay the principal of the Notes. Nor can there be any assurance that future uncertainties preceding and resulting from the Presidential elections in October 1999 will not negatively impact the Argentine economy or that the Convertibility Law will not be amended or repealed or that the Argentine monetary authorities will not change their policy of supporting the existing peso/dollar exchange rate.

     Colombia. While Colombia is the Company's second largest market, the percentage of the Company's revenues derived from its business in Colombia is currently less than in Argentina. This disparity, however, is expected to decrease over time.

     The Colombian government exercises significant control over the Colombian economy. Accordingly, Colombian governmental actions concerning the economy could significantly affect private sector entities in general, and the Company in particular. Colombian law permits the Colombian government to impose foreign exchange controls in the event that foreign currency reserves fall below a specified level. Since 1990 the Colombian government has embarked on a series of economic reforms, known as Apertura or "opening." The Apertura reforms included deregulation of commercial activity, relaxation of foreign investment and foreign exchange controls, greater independence for the Colombian Central Bank, liberalization of labor laws, privatization of certain state-owned companies, reduction of trade barriers and changes in the tax system. Although Apertura has had a generally positive effect on the economy to date, there can be no assurance that Apertura will remain in effect or that its positive effects will continue.

     In December 1996, strong foreign investment inflows and increased external borrowing by the public and private sector led to a $1.5 billion increase in Colombia's net international reserves, 18.1% higher than their level on November 30, 1996, exerting upward pressure on the value of the Colombian peso and complicating the achievement of macroeconomic and fiscal policy objectives for 1997. The combination of these two events led the Colombian government to conclude in January 1997 that extraordinary economic measures would be required in order to forestall a further appreciation of the peso and an increase in the Colombian government deficit over that projected for 1997. Accordingly, in January 1997, the Colombian government issued a series of decrees including (i) a tax on the incurrence of external indebtedness (with certain exceptions, such as export-related financings), (ii) an increase in the stamp tax rate, (iii) the extension of the value added tax ("VAT") to certain previously exempt goods and services and the elimination or limitation of certain income tax deductions and exemptions, and (iv) an enhancement of the powers of tax and customs authorities to investigate and sanction tax evaders.

     Colombia has experienced political turmoil stemming in part from allegations that former President Samper's 1994 election campaign fund received contributions from the Cali drug cartel. The ongoing political turmoil caused by such allegations has had and may continue to have a material adverse effect on Colombia's economy. Real growth in gross domestic product during the first three quarters of 1997 was negative 0.4%, positive 3.1% and positive 4.7%, respectively, in contrast to real gross domestic product growth during the first three quarters of 1996 of 4.4%, 2.3% and 2.0%, respectively, and for the years 1994, 1995 and 1996 of 5.8%, 5.4% and 2.1%, respectively. A slowdown in the Colombian economy could have a material adverse effect on the Company's results of operations and financial condition. This political crisis has been aggravated by the United States "decertifying" Colombia for failing to take sufficient action to stem the production and export of narcotics. The United States decertified Colombia for a third year in a row on February 27, 1998. Under United States law, the President is required to certify to the U.S. Congress annually which nations that are major producers or major transit points for drugs cooperate with efforts to stem the flow of narcotics into the United States. The refusal to certify Colombia has had the following consequences: (i) the U.S. representatives on the boards of certain multilateral development banks, such as the World Bank and the Inter-American Development Bank, are instructed to vote against loans granted by such institutions to Colombia, and
(ii) U.S. government credit institutions, such as the Export-Import Bank and the Overseas Private Investment Corporation, will not lend funds or issue insurance (including political risk insurance) for Colombian projects. Although its antidrug performance was still found wanting, the United States ameliorated its approach this year by granting Colombia a waiver, on national security grounds, of the resultant financial-aid sanctions. Although the United States has not imposed further sanctions at this time, it could also impose, for example, trade sanctions on Colombian exports to the United States and may suspend or end implementation of certain agreements providing preferential treatment to Colombian exports to the United States primarily in connection with products that benefit from low or no import duties. There can be no assurance that sanctions of the nature described above or other sanctions will not be imposed in the future. It is also uncertain what economic or political actions the U.S. government may take in connection with the certification process and the effect of such actions on the Colombian economy.

     The foregoing political crisis has occurred against a backdrop of periodic violence related to both drug activities and guerrilla movements in Colombia. Colombia has experienced periods of criminal violence over the past four decades, primarily from leftist guerrilla groups and drug-related activities. Historically, guerrilla violence has increased in anticipation of and during elections. Guerrilla and para-military attacks increased significantly in September and October of 1997 in an effort to undermine the municipal elections held on October 26, 1997. As part of this process of intimidation, more than 40 candidates were reported killed and 200 kidnapped and over 1,600 were threatened into withdrawing as candidates from such elections. The Colombian government has implemented various measures to address the violence associated with the remaining active guerrilla groups and with narcotics trafficking and strengthened its military and police forces by creating specialized units. Nevertheless, drug-related crime and guerrilla activities are still present in the country, and guerrilla groups exercise considerable influence in various parts of the country. stability. On June 21, 1998, the conservative party candidate Mr. Andres Pastrana was elected president of Colombia. The future impact, if any, of the recent election of a new government in Colombia cannot be ascertained. There can be no assurance that these matters, individually or cumulatively (including by affecting Colombian governmental policy), will not materially adversely affect the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

     Venezuela. The Company's operations in Venezuela, which is currently the Company's third largest market in terms of revenues generated, are expected to grow in the future. The Venezuelan government exercises significant control over the Venezuelan economy. Such control has included extensive regulation, including price controls. In addition, the Venezuelan government experienced two attempted coups d'etat in 1992. In the last 15 years, Venezuela has experienced periods of slow or negative growth, high inflation, currency devaluations and limited availability of foreign exchange.

     The Venezuelan economy has experienced difficulties in recent years, especially since 1994 in part due to a widespread crisis among financial institutions that began in that year when banking institutions holding approximately 70% of total deposits in Venezuela were acquired by the government or were closed. The cost to the Venezuelan government of the acquisition of or assistance to financial institutions has been estimated at 13% of the country's 1994 GDP. The Venezuelan GDP contracted by 2.9% in 1994, increased in 1995 by 3.4% and contracted by 0.4% in 1996. Venezuela's GDP grew by approximately 5.1% in 1997 (3.3% without regard to the oil sector).

     The Venezuelan bolivar has, in the past, been subject to foreign exchange controls. On June 27, 1994 in connection with the financial sector crisis described above, the Venezuelan government established foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. These controls were removed in April 1996. At that time, the Central Bank of Venezuela announced a policy of maintaining the exchange rate within certain limits, currently between 7.5% above and 7.5% below a reference rate set by the Central Bank of Venezuela. Such reference rate was originally set at Bs. 470 per U.S. dollar and is intended to be adjusted from time to time to account for projected inflation. However, since April 1996 inflation in Venezuela has exceeded the rate of devaluation of the bolivar against the U.S. dollar and, as a result, in U.S. dollar terms goods and services priced in bolivars have generally become increasingly expensive. On July 15, 1998, the exchange rate equaled Bs. 556.0 -- $1.00.

     Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation, as measured by the consumer price index, was 45.9%, 70.8%, 56.6%, 103.2% and 37.6% for the years 1993, 1994, 1995, 1996 and
1997, respectively.

     The Venezuelan government recorded a fiscal surplus of 7.4% of GDP in 1996, due to extraordinary petroleum revenues resulting from increased production and higher international petroleum prices. With lower average oil prices in 1997, ($16.32 pb compared with $18.39 pb in 1996 for Venezuela's petroleum products mix), the Venezuelan government posted a fiscal surplus equal to 2.3% of GDP in 1997. Prior to 1996, the Venezuelan government had recorded fiscal deficits of 13.9% and 5.9% of GDP during the years 1994 and 1995, respectively, and concurrent reductions in international revenues. The Venezuelan government and economy are highly dependent on petroleum extraction, with the petroleum industry accounting in 1996 for 27% of Venezuela's GDP, 43% of central government revenues and 80% of the total value of exports. During 1998, international oil prices have continued to decline, largely due to excess global supply and reduced demand from Asia. In connection with this decline, the Venezuelan government has stated that it anticipates little or no growth in GDP for 1998 and a fiscal deficit in excess of 2.0% of GDP and announced plans to decrease government spending.

     Mexico. The Company's operations in Mexico are currently limited but are expected to grow in the future. At the end of 1994, Mexico experienced an economic crisis characterized by exchange rate volatility and devaluation of the Mexican peso against foreign currencies, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political and economic events that adversely affected the Mexican economy, combined with a large current account deficit (7.8% of gross domestic product in 1994), reduction of international investments and an increase in U.S. interest rates. Mexico experienced rates of inflation of 27.7% in 1996 and 15.7% in 1997 (as compared to 8.0% in 1993, 7.1% in 1994 and 52.0% in 1995), and a
liquidity crisis which, among other things, affected the ability of the Mexican government and the banking system and other borrowers to refinance or refund maturing debt and also adversely affected consumer spending. Mexico's GDP for 1997 grew at a rate of 7.0%. Mexico's international reserves as of April 3, 1998 equaled $29.9 billion.

     Mexico experienced sharply higher interest rates in 1995, both domestically and internationally, on Mexican public and private sector debt and sharply reduced opportunities for refinancing or refunding maturing debt issues. The value of the Mexican peso sharply declined since December 1994 as compared to the U.S. dollar and may be subject to further significant fluctuations in the future. The value of the Mexican peso declined by 60.8% against the U.S. dollar during the period from December 31, 1993 to December 31, 1994, with a decline of 42.9% from December 19, 1994 to December 31, 1994. In 1995 the Mexican peso depreciated an additional 53.6% and equaled Ps. 7.69 = $1.00 at December 31, 1995, fluctuating between Ps. 5.27 and Ps. 8.05 = $1.00. Between January 1, 1996 and December 31, 1996, the peso strengthened slightly, fluctuating between Ps.
7.33 and Ps. 8.05 = $1.00. In late October 1997, the peso declined by approximately 8% over seven days, depreciating from Ps. 7.71 = $1.00 at October 21, 1997 to Ps. 8.20 = $1.00 at October 28, 1997, precipitated by a sharp decline in the value of certain Asian currencies. As of June 11, 1998, the value of the Mexican peso against the U.S. dollar equaled Ps. 9.04 = $1.00.

     Brazil. Although its business in Brazil is currently limited, the Company expects Brazil to constitute a larger share of its business in the future. The Company plans to significantly expand its operations into Brazil which plans, if implemented, could subject the Company and its financial condition and results of operations to various additional economic and political risks. Throughout the 1980s and into the 1990s, the Brazilian economy has suffered from periods of extremely high rates of inflation and recession. In December 1993, the Brazilian government announced the Plano Real ("Real Plan"), an economic stabilization plan designed to reduce inflation by, among other things, reducing certain public expenditures, collecting debts owed to the Brazilian government, increasing tax revenues and continuing the national program of privatizing certain state-owned enterprises.

     The Brazilian government's actions to implement macroeconomic policies have often involved wage and price controls as well as certain measures that directly impact the banking industry, such as freezing bank accounts and imposing currency controls. Mr. Fernando Henrique Cardoso, the Finance Minister at the time of the implementation of the Real Plan was elected President in October 1994. The Real Plan, which has succeeded in lowering inflation, has continued to support the free market and privatization measures of recent years, Mr. Cardoso has proposed measures for the liberalization of the state telecommunications and petroleum monopolies and the privatization of a number of state-owned enterprises. Some important political factions remain opposed to significant elements of the reform program.

     Brazil's trade deficit in 1997 totaled $8.5 billion, up from $5.6 billion in 1996. As of December 31, 1997, Brazil's reserves were $52.2 billion. A continuing increase in the trade deficit could substantially reduce reserves. Furthermore, the Brazilian government's desire to control inflation and to reduce budget deficits could cause it to take actions that could slow or halt Brazil's economic growth.

     The rapid changes in Brazilian political and economic conditions that have occurred recently and that are expected to continue will require continued emphasis on assessing the risks associated with the Company's operations in Brazil and adjusting the Company's business and operating strategy.

     Historically, Brazil's currency has frequently depreciated in relation to the U.S. dollar. Although the real appreciated against the dollar for a period of time after its introduction on July 1, 1994, since March 1995 the real has depreciated against the dollar. Pursuant to an exchange rate band system established by the Brazilian government in March 1995, the real is permitted to float against the U.S. dollar within bands established by the Central Bank of Brazil. The Central Bank of Brazil has periodically adjusted the exchange rate band to permit the gradual devaluation of the real against the U.S. dollar. There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. Recently, the Brazilian economy has shown improvement in a number of other areas. Inflation, as measured by the general price index domestic supply, was approximately 2,709% in 1993, 909.6% in 1994, 14.8% in 1995, 9.3% in 1996 and 4.8% for 1997. GDP grew in constant real terms by 2.9% in 1996, 4.1% in 1995, 5.8% in 1994 and 4.2% in 1993, compared with a decrease of 0.8% in 1992. Brazil's GDP rose 3% in 1997, reaching approximately $803 billion U.S. dollars. The average unemployment rate in Brazil increased to 7.25% in January 1998 from an average of 4.8% in 1997.

     While the Real Plan has been successful in controlling the level of inflation, stabilizing the real and maintaining economic growth in Brazil, there can be no assurance that the Real Plan will continue to be successful or that it will not be repealed or discontinued.

CURRENCY FLUCTUATIONS, DEVALUATIONS AND RESTRICTIONS

     A substantial portion of the Company's costs, including lease payments for satellite transponder capacity, purchases of capital equipment, and payments of interest and principal on the Company's indebtedness, is payable in U.S. dollars. To date, the Company has not entered into hedging or swap contracts to address its currency risks because the Company's contracts with its customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate between the local currency and the U.S. dollar at the time of invoicing. Such contractual provisions are structured to reduce the Company's risk in the event of fluctuations in currency exchange rates. However, given that the exchange rate is generally set at the date of invoicing and that the Company in some cases experiences substantial delays in collecting receivables, it is exposed to exchange rate risk.

     Nonetheless, the revenues of the Company's customers are generally denominated in local currencies, and although the Company's customers include governmental agencies and some of the largest and most financially sound companies and financial institutions in their markets, substantial or continued devaluations in such currencies relative to the U.S. dollar could have a negative effect on the ability of customers of the Company to absorb the costs of a devaluation. This could result in the Company's customers seeking to renegotiate their contracts with the Company or, failing satisfactory renegotiation, defaulting on such contracts. The Company may therefore be affected by currency fluctuations. The Company's competitors and potential future competitors, including the PTOs and large, multinational telecommunications companies, may be less exposed to currency risk or may be better able to hedge their currency risk and could thereby gain a relative competitive advantage in the event of a currency devaluation. In addition, from time to time, Latin American economies have experienced shortages in foreign currency reserves and restrictions on the ability to expatriate local earnings and convert local currencies into U.S. dollars. Currency devaluations in one country may have adverse effects in another country, as in late 1994 and 1995, when several Latin American countries were adversely impacted by the devaluation of the Mexican peso. Any devaluation of local currencies in the countries where the Company operates, or restrictions on the expatriation of earnings or capital from such countries, could have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

GOVERNMENT REGULATION; REGULATORY UNCERTAINTY

     Local laws and regulations differ significantly among the jurisdictions in which the Company currently operates and in which the Company may operate in the future, and the interpretation and enforcement of such laws and regulations vary and are often based on the informal views of the local ministries which, in some cases, are subject to influence by the PTOs. The current conditions governing the Company's service offerings may be altered by future legislation or regulation. The Company is prohibited by law from providing Interplus services to or from Argentina during the term of the monopoly granted to Telecomunicaciones Internacionales de Argentina S.A. ("Telintar"), which is jointly owned by Telecom Argentina and Telefonica, with respect to international telecommunications services to or from Argentina, unless the Company obtains Telintar's consent. Telintar's monopoly is due to expire in November 2000. In certain of the Company's principal existing and target markets, there are laws and regulations that prohibit or limit the provision of certain telecommunications services. For example, IMPSAT Argentina's license for the provision of data transmission services permits IMPSAT Argentina to offer ancillary voice channels but does not specify what is meant by "ancillary" voice channels. While the Company believes that IMPSAT Argentina's services are in accordance with the terms of the license, a significant minority of IMPSAT Argentina's revenues are derived from voice transmission, and an adverse interpretation of what constitutes "ancillary" voice channels could have a material adverse effect on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes.

     The Company's business is dependent upon the procurement and maintenance of licenses to provide private telecommunications network services in the various countries in which it operates. The Company believes that it currently has all licenses required for the conduct of its current operations in its existing markets and expects that those of its licenses that are subject to expiration will be renewed in due course upon application by the Company. Due to the political and economic risks associated with the countries in which the Company operates, there can be no assurance that the Company will be able to maintain its licenses in force or that they will be renewed upon their expiration. The loss, or substantial limitation upon the terms, of the Company's licenses could have a material adverse effect on the results of operations of the Company and its ability to make payments on the Notes. For specific details of the Company's licenses in the various countries in which it operates, including the expiration date of such licenses, see "Business -- Description of Country Operations." There can also be no assurance that the Company will succeed in obtaining all requisite regulatory approvals to operate in those countries which the Company may desire to enter.

TECHNOLOGICAL CONSIDERATIONS

     The telecommunications industry is subject to rapid and significant technological advancements and the related introduction of new products and services. The Company does not possess significant intellectual property rights with respect to the technologies it uses and depends on third parties for the development of and access to new technology. While the Company believes that it will be able to acquire and commercialize necessary technologies, the effect of technological changes on the business of the Company cannot be predicted, and there can be no assurance that the Company will be able to obtain access to appropriate technologies on a timely basis or on acceptable terms or that new technologies will not render the Company's services out of date. For example, new technologies such as asynchronous digital subscriber line ("ADSL") can significantly enhance the speed of traditional copper lines. Such technologies could enable the Company's PTO competitors to offer customers new high-speed services without undergoing the expense of replacing their existing twisted-pair copper networks, thereby negating the Company's "last mile" advantage. In addition, the Company generally owns the equipment, such as VSAT microstations and Dataplus earth stations, used by the Company in providing its services. Therefore, technological changes that render the Company's equipment out of date could require substantial increases in capital expenditures to upgrade or replace such equipment.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree on members of the Company's senior management and certain key employees, who generally are not bound by employment contracts with the Company, although Mr. Ricardo Verdaguer (President and Chief Executive Officer) and Mr. Roberto Vivo (Deputy Chief Executive Officer) are indirect shareholders of the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. Competition for qualified employees in the telecommunications industry is intense, and accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. See "Management."

CONTROL BY EXISTING SHAREHOLDERS

     The Company is a privately held corporation. All of the issued and outstanding common stock of the Company is held by Nevasa, and all of the Series A Preferred Stock is held by the Morgan Stanley Investors. Nevasa is a holding company controlled by the Pescarmona family interests; Mr. Vivo, Deputy Chief Executive Officer of IMPSAT Corporation; and Mr. Verdaguer, President and Chief Executive Officer of IMPSAT Corporation. See "Principal Stockholders." As a result of such stock ownership, these shareholders can effectively control the affairs and business policies of the Company, including the election of directors.

The Company's stockholders may have different interests from holders of the Notes; in particular, the Company's stockholders may be less risk averse with respect to the Company's business operations and financial planning.

LACK OF PUBLIC MARKET

     The New Notes are being offered to the Holders of the Old Notes. The Old Notes were sold by the Company on June 17, 1998 to a limited number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Old Notes could be adversely affected. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of Holders of the New Notes to sell their New Notes or the price at which such Holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on Holders of the New Notes.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998: cash and cash equivalents, short-term debt and capitalization of the Company (i) on an historical basis, and (ii) pro forma to give effect to the Offering and the application of the proceeds thereof. This table should be read in conjunction with the financial statements of the Company and the notes related thereto included elsewhere in this Prospectus.

                                                                      AS OF
                                                                  MARCH 31, 1998
                                                              ----------------------
                                                               ACTUAL      PRO FORMA
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
CASH AND CASH EQUIVALENTS...................................  $  10,911    $ 193,401
                                                              =========    =========
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT:
     Short-term debt........................................  $  68,095    $  44,043
     Current portion of long-term debt......................     11,165           --
                                                              ---------    ---------
          Total short-term debt and current portion of
            long-term debt..................................     79,260       44,043
                                                              ---------    ---------
LONG-TERM DEBT:
     Existing Senior Notes..................................    125,000      125,000
     Senior Notes offered hereby............................         --      225,000
     Other long-term debt, net of current portion...........     34,532       34,532
                                                              ---------    ---------
          Total long-term debt, net.........................    159,532      384,532
                                                              ---------    ---------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES..............     10,313       10,313
                                                              ---------    ---------
Redeemable, convertible preferred stock, Series A 25,000
  shares authorized, issued and outstanding.................    125,000      125,000
                                                              ---------    ---------
STOCKHOLDERS' EQUITY:
     Common stock, $1.00 par value
       75,594,480 shares issued and outstanding.............    100,793      100,793
     Treasury stock, 25,198,160 shares, at cost.............   (125,000)    (125,000)
     Accumulated deficit....................................    (39,767)     (39,767)
                                                              ---------    ---------
          Total stockholders' deficit.......................    (63,974)     (63,974)
                                                              ---------    ---------
          Total capitalization, including short-term debt...  $ 310,131    $ 499,914
                                                              =========    =========

                       SELECTED FINANCIAL AND OTHER DATA

     The following selected financial and other data are for the Company on a consolidated basis in accordance with U.S. GAAP. The Company's subsidiaries use the U.S. dollar as their functional currency. The Company owns less than a 100% equity interest in certain of its subsidiaries, including a 95.2% equity interest in IMPSAT Argentina, a 74.2% equity interest in IMPSAT Colombia and a 75.0% equity interest in IMPSAT Venezuela. For an explanation of the fiscal year reporting periods of the Company and its subsidiaries, see Note 2 to the Company's consolidated financial statements.

     The selected statement of operations, other financial and balance sheet data for the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP, independent auditors, whose reports thereon are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1993, 1994 and 1995 and the statement of operations and other financial data for the years ended December 31, 1993 and 1994, have been derived from audited financial statements. The selected financial data for the Company for the three month periods ended March 31, 1997 and 1998 have been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                -------------------------------------------------------   -------------------
                                                  1993       1994       1995        1996        1997        1997       1998
                                                --------   --------   ---------   ---------   ---------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT FOR RATIOS)
STATEMENT OF OPERATIONS DATA:
Net revenues from services....................  $ 37,695   $ 77,679   $ 105,641   $ 128,393   $ 160,236   $ 37,027   $ 45,153
Operating expenses:
    Variable cost of services.................    (8,905)   (12,770)    (18,818)    (21,494)    (27,629)    (4,963)    (7,719)
    Satellite capacity........................    (3,126)    (7,734)    (10,973)    (13,925)    (18,906)    (4,435)    (6,115)
    Salaries, wages and benefits..............    (7,756)   (13,528)    (22,220)    (25,561)    (29,209)    (6,386)    (7,771)
    Selling, general and administrative.......    (9,244)   (19,148)    (26,094)    (23,030)    (32,739)    (7,555)    (8,516)
    Depreciation and amortization.............    (6,324)   (12,874)    (20,653)    (26,318)    (28,514)    (6,750)    (8,061)
                                                --------   --------   ---------   ---------   ---------   --------   --------
Total operating expenses......................   (35,355)   (66,054)    (98,758)   (110,328)   (136,997)   (30,089)   (38,182)
                                                --------   --------   ---------   ---------   ---------   --------   --------
Operating income..............................     2,340     11,625       6,883      18,065      23,239      6,938      6,971
Other income (expenses):
Interest expense, net.........................    (6,220)    (8,231)    (15,677)    (23,185)    (24,743)    (6,182)    (7,785)
Net gain (loss) on foreign exchange...........     1,518      1,352       1,838         910        (279)      (162)        23
Other income (expenses), net..................      (684)       599         511       1,035        (155)        33        332
                                                --------   --------   ---------   ---------   ---------   --------   --------
(Loss) income before income taxes and minority
  interest....................................    (3,046)     5,345      (6,445)     (3,175)     (1,938)       627       (459)
Benefit from (provision for) income taxes.....     1,428      3,155         740      (3,542)     (5,047)    (1,697)    (1,635)
                                                --------   --------   ---------   ---------   ---------   --------   --------
(Loss) income before minority interest........    (1,618)     8,500      (5,705)     (6,717)     (6,985)    (1,070)    (2,094)
Income attributable to minority interest......    (1,218)    (5,464)     (1,712)     (1,766)       (981)      (627)      (269)
                                                --------   --------   ---------   ---------   ---------   --------   --------
Net (loss) income.............................  $ (2,836)  $  3,036   $  (7,417)  $  (8,483)  $  (7,966)  $ (1,697)  $ (2,363)
                                                ========   ========   =========   =========   =========   ========   ========
OTHER FINANCIAL DATA:
EBITDA(1).....................................  $  8,664   $ 24,499   $  27,536   $  44,383   $  51,753   $ 13,688   $ 15,032
Cash flow from (used by):
    Operating activities......................     4,821     17,257      18,894       9,843      14,087      2,796     (2,245)
    Investing activities......................   (35,261)   (87,603)    (66,910)    (53,681)    (55,028)   (14,906)   (16,023)
    Financing activities......................    33,394     93,351      22,097      66,517      22,485      1,760     18,740
Capital expenditures..........................    36,172     87,541      67,060      53,998      56,440     17,097     16,997
Ratio of earnings to fixed charges(2).........        --       1.38x         --          --          --       1.09x        --
Pro forma ratio of earnings to fixed
  charges(2)(3)...............................        --         --          --          --          --         --         --
Ratio of EBITDA to gross interest expense.....      1.30x      2.90x       1.67x       1.76x       1.99x      2.15x      1.85x
Pro forma ratio of EBITDA to gross interest
  expense(3)..................................        --         --          --          --        1.04x        --       1.16x
Ratio of total debt to EBITDA(4)..............      5.36x      4.39x       4.64x       4.49x       4.25x      3.59x      3.97x
Pro forma ratio of total debt to
  EBITDA(3)(4)................................        --         --          --          --        7.91x        --       8.07x

                                                                                                          AS OF MARCH 31, 1998
                                                                    AS OF DECEMBER 31,                    ---------------------
                                                   ----------------------------------------------------                  PRO
                                                     1993       1994       1995       1996       1997      ACTUAL     FORMA(5)
                                                   --------   --------   --------   --------   --------   ---------   ---------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $  7,130   $ 32,135   $  6,216   $ 28,895   $ 10,439   $ 10,911    $193,401
Total current assets.............................    26,344     57,948     36,906     68,304     65,015     76,371     258,861
Net property, plant and equipment................    77,970    152,909    199,701    227,086    255,422    264,458     264,458
Total assets.....................................   111,283    222,684    249,095    315,230    339,916    365,914     548,404
Total current liabilities........................    24,796     68,984    128,813     78,125    103,438    131,752      96,535
Total short-term debt and current portion
  of long-term debt..............................    11,246     48,047     97,510     42,874     60,375     79,260      44,043
Total long-term debt, net........................    35,152     59,437     30,200    156,230    159,677    159,532     384,532
Minority interest................................    19,614     24,893     28,476     30,242     10,398     10,313      10,313
Redeemable preferred stock.......................        --         --         --         --         --    125,000     125,000
Stockholders' equity (deficit)...................    26,794     62,780     55,363     46,881     63,389    (63,974)    (63,974)
OPERATING DATA:
VSAT microstations installed.....................       931      1,925      2,841      3,476      3,585      3,323       3,490
Dataplus earth stations installed................       129        271        443        704        908        701         959
Satellites linked................................         3          4          4          6          6          6           6
Leased satellite capacity (MHz)..................      51.5      128.4      198.3      253.0      412.6      245.0       461.9
Teleports........................................         2          3          4          5          5          5           5
Regional Teleports...............................         6          9         10         10         11         11          11
Teledatos networks (fiber optic/microwave).......         6         12         12         12         12         12          12
Customers........................................       262        445        656        907      1,189      1,021       1,251

                                                   (footnotes appear on page 00)

     The following supplemental summary financial data are for (i) IMPSAT Argentina for the fiscal years ended November 30, 1995, 1996 and 1997; and (ii) each of IMPSAT Colombia, IMPSAT Venezuela and IMPSAT Ecuador for the years ended December 31, 1995, 1996 and 1997. The category "Other", as it relates to revenues, operating expenses, total assets, and EBITDA, consists of (i) amounts relating to IMPSAT Mexico; IMPSAT USA; ISCH; and Resis; (ii) unallocated parent company amounts, including overhead expenses; and (iii) the elimination of intercompany balances and transactions. As it relates to net income (loss) and stockholders' equity, the category "Other" also includes the allocation to minority interest. Such financial data have been derived from the consolidating schedules prepared by the Company for the consolidated financial statements for the years ended December 31, 1995, 1996 and 1997. The following supplemental financial data for the first quarter of 1997 and 1998 have been derived from the Company's unaudited consolidated financial statements for the three months ended March 31, 1997 and 1998, respectively. Unaudited selected financial data for IMPSAT Argentina and IMPSAT Colombia and are set forth in "Business -- Description of Country Operations."

                                                                                     THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  --------------------------------   -------------------
                                                    1995       1996        1997        1997       1998
                                                  --------   ---------   ---------   --------   --------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues from services:
    Argentina...................................  $ 80,346   $  85,145   $  90,011   $ 22,838   $ 23,944
    Colombia(6).................................    22,417      35,116      49,514     10,908     13,828
    Venezuela(7)................................     2,204       4,496       8,625      1,841      2,992
    Ecuador(8)..................................       588       2,802       5,513      1,063      1,846
    Other.......................................        86         834       6,573        377      2,543
                                                  --------   ---------   ---------   --------   --------
         TOTAL..................................  $105,641   $ 128,393   $ 160,236   $ 37,027   $ 45,153
                                                  ========   =========   =========   ========   ========
Operating expenses(9):
    Argentina...................................  $(66,019)  $ (66,275)  $ (71,299)  $(16,941)  $(18,744)
    Colombia....................................   (17,627)    (24,140)    (32,791)    (7,562)    (9,333)
    Venezuela...................................    (4,257)     (6,752)    (10,767)    (2,386)    (3,076)
    Ecuador.....................................    (1,765)     (3,474)     (5,354)    (1,063)    (1,652)
    Other.......................................    (9,090)     (9,687)    (16,786)    (2,137)    (5,377)
                                                  --------   ---------   ---------   --------   --------
         TOTAL..................................  $(98,758)  $(110,328)  $(136,997)  $(30,089)  $(38,182)
                                                  ========   =========   =========   ========   ========
Net income (loss):
    Argentina...................................  $  4,472   $   3,021   $   2,879   $  1,243   $  1,036
    Colombia....................................      (135)      2,239       8,392      1,271      1,800
    Venezuela...................................    (1,723)     (1,167)     (5,438)    (1,092)      (918)
    Ecuador.....................................    (1,290)     (1,099)       (961)      (296)      (199)
    Other.......................................    (8,741)    (11,477)    (12,838)    (2,823)    (4,082)
                                                  --------   ---------   ---------   --------   --------
         TOTAL..................................  $ (7,417)  $  (8,483)  $  (7,966)  $ (1,697)  $ (2,363)
                                                  ========   =========   =========   ========   ========
OTHER FINANCIAL DATA:
EBITDA(1):
    Argentina...................................  $ 30,394   $  37,656   $  36,504   $ 10,533   $  9,933
    Colombia....................................     8,748      16,660      23,965      5,097      6,737
    Venezuela...................................    (1,675)     (1,106)       (132)      (114)       492
    Ecuador.....................................    (1,037)       (321)        812        104        386
    Other.......................................    (8,894)     (8,506)     (9,396)    (1,932)    (2,516)
                                                  --------   ---------   ---------   --------   --------
         TOTAL..................................  $ 27,536   $  44,383   $  51,753   $ 13,688   $ 15,032
                                                  ========   =========   =========   ========   ========

                                                   (footnotes appear on page 00)

                                                                                     AS OF MARCH 31, 1998
                                                          AS OF DECEMBER 31,         ---------------------
                                                    ------------------------------                  PRO
                                                      1995       1996       1997      ACTUAL     FORMA(5)
                                                    --------   --------   --------   ---------   ---------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets:
  Argentina.......................................  $165,945   $174,239   $191,029   $214,609    $214,609
  Colombia........................................    59,929     70,501    106,919    115,806     115,806
  Venezuela.......................................    11,192     23,718     28,596     28,914      28,914
  Ecuador.........................................     4,383      9,795     13,262     15,080      15,080
  Other...........................................     7,646     36,977        110     (8,495)    173,995
                                                    --------   --------   --------   --------    --------
         TOTAL....................................  $249,095   $315,230   $339,916   $365,914    $548,404
                                                    ========   ========   ========   ========    ========

---------------

(1) EBITDA consists of operating income (loss) plus depreciation and amortization. EBITDA is presented because it is a measure commonly used in the industry and to enhance an understanding of the Company's operating results and is not intended to represent or be a substitute for cash flow under U.S. GAAP. Because EBITDA is not calculated under U.S. GAAP principles, it is not necessarily comparable to similarly titled measures of other companies.

(2) The ratio of earnings to fixed charges is computed by dividing operating income before fixed charges (other than capitalized interest), by fixed charges. Fixed charges consist of interest charges and amortization of deferred finance costs. Earnings of the Company were insufficient to cover fixed charges by approximately $9.6 million, $7.1 million, $0.7 million and $1.1 million for 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. On a pro forma basis as contemplated by footnote 3 below, earnings of the Company would have been insufficient to cover fixed charges by approximately $26.6 million and $6.0 million for 1997 and the three months ended March 31, 1998, respectively.

(3) Pro forma ratios are presented for the year ended December 31, 1997 and for the three-month period ended March 31, 1998 as if the Offering and the application of the proceeds thereof had occurred at the beginning of the relevant period.

(4) This figure represents the ratio of debt at the end of the period to EBITDA over the preceding four quarters.

(5) Pro forma balance sheet data is presented as if the Offering and the application of the proceeds thereof to repay $35.2 million of indebtedness had occurred on the balance sheet date.

(6) IMPSAT Colombia commenced operations in December 1992.

(7) IMPSAT Venezuela commenced operations in January 1993.

(8) IMPSAT Ecuador commenced operations in January 1995.

(9) Operating expenses consist of variable cost of services; satellite capacity; salaries, wages and benefits; selling, general and administrative expenses; and depreciation and amortization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Forward Looking Statements. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve significant risks and uncertainties. Such forward looking statements are based upon current expectations, and actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the effect of changing economic conditions in the countries in which the Company operates, business conditions and growth in the telecommunications industry in Latin America, the Company's ability to maintain its lending arrangements, or if necessary, access additional sources of capital and accurately forecast capital requirements, new technological developments, changes in tax and other governmental rules and regulations applicable to the Company, changes in the competitive environment in which the Company operates, and dependence on key management. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditure or other budgets, which may in turn affect the Company's financial position and results of operations. The Company does not undertake to publicly update or revise its forward looking statements even if experience or changes make it clear that any projected results (expressed or implied) will not be realized. See "Risk Factors" for a description of important factors that could cause actual results to differ from those referred to in the forward-looking statements.

     Revenues. The Company provides services to its customers pursuant to contracts which typically range from six months to five years but generally are for three years. The customer generally pays an installation charge at the beginning of the contract and a monthly fee based on the quantity and type of equipment installed. The fees stipulated in the contracts are generally denominated in U.S. dollar equivalents. See "Risk Factors -- Currency Fluctuations, Devaluations and Restrictions." Services (other than installation fees) are billed on a monthly, predetermined basis, which coincide with the rendering of the services. The Company reports net revenues which are after deductions for sales taxes.

     As discussed in "Risk Factors -- Competition" and
"Business -- Competition," the Company recently has experienced, and anticipates that it will continue to experience, downward pressure on its prices as it continues to expand its customer base and as competition for private telecommunications network services grows. In addition, as the Company's business in a particular country matures, its rate of growth in that country tends to slow. In particular, this has occurred in Argentina. To compensate for slower growth in maturing markets, the Company seeks to expand into new countries and to provide new services.

     No single customer accounted for greater than 10% of revenue from services for 1995, 1996 or 1997. The Company anticipates that its geographic diversification provides some protection against economic downturns in any particular country, although there can be no assurance in this regard. However, a substantial majority of the Company's revenues are derived from Argentina and Colombia. Many of the countries in which the Company operates have experienced political and economic volatility in recent years. For example, the Colombian economy performed poorly in 1997 relative to most expectations. Similarly, presidential elections, which were recently held in Colombia and Ecuador and are scheduled to be held later in 1998 for Venezuela and Brazil, and post-election changes in economic or telecommunications policies could adversely affect the Company's operations in such countries. It is impossible to predict whether such events, circumstances or conditions will occur, recur or worsen, or what effect any such events, circumstances or conditions, which are entirely outside the control of the Company, will have on the countries in which the Company operates or upon the Company. Such conditions and events may have adverse effects on the business, results of operations and financial condition of the Company and its ability to make payments on the Notes. See "Risk Factors -- Risks Relating to Operations in Latin America."

     Costs and Expenses.  The Company's costs and expenses include principally
(i) variable costs of services, (ii) lease payments for satellite transponder capacity, (iii) salaries, wages and benefits, (iv) selling, general and administrative expenses and (v) depreciation and amortization. The principal items comprising variable cost of services are installation (and de-installation) costs, sales commissions paid to third-party sales representatives and maintenance costs. Selling, general and administrative ("SG&A") expenses for the Company consist principally of publicity and promotion costs; provisions for doubtful accounts; fees and other remunerations; travel and entertainment; rent; and plant services and telephone and energy expenses.

     Currency Risks. The Company's contracts with its customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate at the time of invoicing between the local currency and the U.S. dollar. Accordingly, inflationary pressures experienced in the Company's countries of operations did not have a direct effect on the Company's revenues during 1997. Inflation has in the past, and could in the future, adversely affect the economies of the Company's countries of operations by, among other things, increasing the cost of local capital and deterring capital inflows from the United States and elsewhere. Moreover, given that the exchange rate is generally set at the date of invoicing and that the Company in some cases experiences substantial delays in collecting receivables, it is exposed to exchange rate risk.

RESULTS OF OPERATIONS

     The following table presents the Company's results of operations as a percentage of revenues:

                                      YEAR ENDED DECEMBER 31,                     THREE MONTHS ENDED MARCH 31,
                       ------------------------------------------------------   ---------------------------------
                             1995               1996               1997              1997              1998
                       ----------------   ----------------   ----------------   ---------------   ---------------
                                      (IN THOUSANDS AND AS A PERCENTAGE OF CONSOLIDATED REVENUES)
Revenues from
  services...........  $105,641   100.0%  $128,393   100.0%  $160,236   100.0%  $37,027   100.0%  $45,153   100.0%
Variable costs of
  services...........    18,818    17.8     21,494    16.7     27,629    17.2     4,963    13.4     7,719    17.1
Satellite capacity
  cost...............    10,973    10.4     13,925    10.8     18,906    11.8     4,435    12.0     6,115    13.5
Salaries, wages and
  benefits...........    22,220    21.0     25,561    19.9     29,209    18.2     6,386    17.2     7,771    17.2
Selling, general and
  administrative
  expenses...........    26,094    24.7     23,030    17.9     32,739    20.4     7,555    20.4     8,516    18.9
Depreciation and
  amortization.......    20,653    19.6     26,318    20.5     28,514    17.8     6,750    18.2     8,061    17.8
Interest expense,
  net................    15,677    14.8     23,185    18.1     24,743    15.4     6,182    16.7     7,785    17.2
Net gain (loss) on
  foreign exchange...     1,838     1.7        910     0.7       (279)   (0.2)     (162)   (0.4)       23     0.1
Benefit from
  (provision for)
  foreign income
  taxes..............       740     0.7     (3,542)   (2.8)    (5,047)   (3.2)   (1,697)   (4.6)   (1,635)   (3.6)
Net loss.............    (7,417)   (7.0)    (8,483)   (6.6)    (7,966)   (5.0)   (1,697)   (4.6)   (2,363)   (5.2)

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

     Revenues. Revenues of the Company for the first quarter of 1998 totaled $45.2 million, an increase of $8.1 million, or 21.9%, from revenues for the first quarter of 1997. Revenues at IMPSAT Argentina for the first quarter of 1998 totaled $23.9 million (an increase of $1.1 million, or 4.8%, from the first quarter of 1997). This increase was attributable to an increase in revenues received from Internet services. Revenues at IMPSAT Colombia totaled $13.8 million in the first quarter of 1998, an increase of $2.9 million, or 26.8%, from the first quarter of 1997; revenues at IMPSAT Venezuela totaled $3.0 million for the first quarter of 1998 (an increase of $1.2 million from the first quarter of 1997), and revenues at IMPSAT Ecuador totaled $1.8 million for the first quarter of 1998 (an increase of $0.8 million from the first quarter of 1997). IMPSAT

USA recorded revenues of $1.8 million and $0.3 million during the three months ended March 31, 1998 and 1997, respectively, and IMPSAT Mexico recorded revenues of $0.7 million and $0.2 million for the same periods, respectively.

     The increase in the Company's revenues for the first quarter of 1998 is derived principally from growth in the Company's services other than its VSAT based service offerings. The Company anticipates that the percentage, and absolute amount, of total revenues represented by non-VSAT based service offerings will continue to grow at a faster rate than its revenues from VSAT based service offerings. Revenues from Dataplus service offerings for the first quarter of 1998 increased by $1.8 million, or 20.9%, from Dataplus revenues for the first quarter of 1997. Many of the Company's customers have supplemented or replaced their VSAT services with Dataplus services over time as they have increased the amount of private telecommunications network capacity they purchase from the Company, and the Company expects this trend to continue. In addition, the Company's revenues from newer service offerings, such as Internet services, recorded significant increases in the first quarter of 1998, totaling $2.2 million, as compared to $0.9 million for the first quarter of 1997. The Company anticipates additional growth in Internet-related revenues, including revenues derived from its acquisition of Mandic S.A. As part of total revenues, the Company recorded revenues of $0.4 million from certain nonrecurring equipment sales during the first quarter of 1998, as compared to no revenues from such sales during the first quarter of 1997.

     Variable Cost of Services. The Company's variable cost of services for the first quarter of 1998 totaled $7.7 million, an increase of $2.8 million, or 55.5%, from the Company's variable cost of services for the first quarter of 1997. Of total variable cost of services for the first quarter of 1998, $4.6 million related to the operations of IMPSAT Argentina and $1.5 million related to the operations of IMPSAT Colombia, compared to variable cost of services of $3.2 million and $1.5 million at IMPSAT Argentina and IMPSAT Colombia, respectively, for the first quarter of 1997.

     The principal items comprising total variable cost of services are maintenance and installation (including de-installation) costs, and sales commissions paid to third-party sales representatives.

     Maintenance costs totaled $3.8 million for the first quarter of 1998, compared to $1.7 million for the corresponding period in 1997.

     Installation costs totaled $1.5 million for the first quarter of 1998 and $1.3 million for the first quarter of 1997. The Company contracts equipment installation services from outside providers.

     Sales commissions paid to third-party sales representatives totaled $1.3 million for the first quarter of 1998, compared to $1.3 million for the first quarter of 1997. The overwhelming amount of such sales commissions paid to third-party sales representatives related to customers of IMPSAT Argentina. Sales commissions paid to third-party sales representatives in Argentina totaled $1.1 million and $1.2 million in the first quarters of 1998 and 1997, respectively.

     In addition, the Company incurred costs of equipment sold during the first quarter of 1998 of $0.7 million, as compared with costs of equipment sold during the first quarter of 1997 of $61,000.

     Satellite Capacity Cost. The Company's satellite lease payments for the first quarter of 1998 totaled $6.2 million, an increase of $1.7 million, or 37.9%, over satellite lease payments for the corresponding period in 1997. The Company had approximately 461.9 MHz and 245.0 MHz of leased satellite capacity at March 31, 1998 and 1997, respectively. The expansion of the Company's satellite capacity during the first quarter of 1998 compared to the first quarter of 1997 is attributable primarily to contractually scheduled increases in satellite capacity to match anticipated growth in the total number of Dataplus earth stations. Dataplus earth stations have greater transmission capacity and bandwidth requirements than VSAT and therefore utilize larger amounts of satellite capacity. The increase in satellite capacity leased by the Company is also attributable to growth of IMPSAT USA's satellite capacity requirements. Increases in the Company's utilization of satellite capacity have not been matched by proportionate increases in revenues from its services.

     Salaries, Wages and Benefits. Salaries, wages and benefits paid by the Company for the first quarter of 1998 totaled $7.8 million, an increase of $1.4 million, or 21.7%, over the Company's expenses for salaries, wages and benefits during the first quarter of 1997. The Company has added employees and has increased salaries, wages and benefits of its personnel to match market rates and increases in cost of living. Salaries, wages and benefits increased principally in the Company's more recently developed operations in Ecuador, Mexico, Venezuela and the United States and remained relatively stable in Argentina and Colombia. The Company maintained a total of 700 employees at March 31, 1998, compared to 656 employees at March 31, 1997.

     Selling, General and Administrative Expenses. SG&A expenses for the Company consist principally of publicity and promotion costs; provisions for doubtful accounts; fees and other remuneration; travel and entertainment; rent; and plant services, telephone and energy expenses.

     The Company incurred SG&A expenses of $8.5 million for the first quarter of 1998, an increase of $1.0 million, or 12.7%, from SG&A expenses incurred by the Company during the first quarter of 1997. The increase relates in part to increased advertising and promotion expenses related to the introduction and roll-out of certain of the Company's newer service offerings, including Internet services, Conexia and Telecampus (described under "Business -- Services and Related Infrastructure"); higher occupancy costs at IMPSAT Colombia due to the expansion of its operations; and fees paid for feasibility studies regarding the Company's expansion into Brazil.

     SG&A expenses at IMPSAT Argentina for the first quarter of 1998 totaled $3.6 million, a decrease of $0.7 million from SG&A expenses incurred by IMPSAT Argentina for the first quarter of 1997. The decrease in SG&A expenses at IMPSAT Argentina is due in part to a lower provision for doubtful accounts during the first quarter of 1998 ($0.7 million) compared to the provision recorded by IMPSAT Argentina on the first quarter of 1997 ($1.2 million). On a Company-wide basis, the Company recorded a provision for doubtful accounts in the first quarter of 1998 of $1.2 million as a result of payment arrears experienced by certain customers in Argentina, Ecuador and the United States. Pursuant to the Company's current internal guidelines, the Company generally reserves an amount equal to 30% of accounts receivable in excess of 180 days but less than one year and 100% of accounts receivable in excess of 360 days. These guidelines are not applied in cases where the Company determines that applying the guidelines would not be appropriate. The Company reviews the status of its accounts receivable and makes adjustments to its reserve for uncollectible receivables as appropriate.

     Depreciation and Amortization. The Company's depreciation and amortization for the first quarter of 1998 totaled $8.1 million, an increase of $1.3 million, or 19.4%, compared to the first quarter of 1997.

     Interest Expense, Net. The Company's net interest expense for the first quarter of 1998 totaled $7.8 million, comprising interest expense of $8.1 million and interest income of $0.3 million. Net interest expense for the first quarter of 1998 increased $1.6 million from net interest expense for the first quarter of 1997. IMPSAT Argentina's net interest expense for the first quarter of 1998 totaled $3.1 million ($1.5 million after eliminating intercompany items), compared to net interest expense of $3.4 million ($1.1 million after eliminating intercompany items) for the first quarter of 1997. Net interest expense at IMPSAT Colombia for the first quarter of 1998 totaled $2.1 million ($1.7 million after eliminating intercompany items), as compared to $1.5 million ($1.1 million after eliminating intercompany items) for the first quarter of 1997. Interest expense with respect to intercompany loans are eliminated in the Company's Consolidated Statement of Operations.

     The increase in net interest expense reflects increased indebtedness of the Company, which grew from $195.7 million as of March 31, 1997 to $238.8 million as of March 31, 1998. As of March 31, 1998, total outstanding indebtedness at IMPSAT Argentina equaled $121.5 million ($61.5 million after eliminating intercompany items), compared to $103.3 million as of March 31, 1997 ($26.5 million after eliminating intercompany items). Total outstanding indebtedness at IMPSAT Colombia as of March 31, 1998 equaled $55.1 million ($42.1 million after eliminating intercompany items), compared to $48.8 million as of March 31, 1997 ($35.8 million after eliminating intercompany items). The weighted average interest rate on the Company's indebtedness for the first quarter of 1998 was approximately 14.1%, compared to a weighted average interest rate of approximately 12.1% for the first quarter of 1997.

     Provision for Income Taxes. The Company recorded a provision for income taxes, all of which are for foreign taxes, for the three months ended March 31, 1998 and 1997 of $1.6 and $1.7 million, respectively. IMPSAT Argentina recorded a provision for income taxes for the first quarter of 1998 of $1.1 million, compared to $1.3 million in the first quarter of 1997. IMPSAT Colombia recorded a provision for income taxes for the first quarter of 1998 of $0.7 million, compared to $0.3 million for the first quarter of 1997.

     Net Loss. For the three months ended March 31, 1998, the Company incurred a net loss of $2.4 million, an increase of $0.7 million, compared to the Company's net loss of $1.7 million for the three months ended March 31, 1997. The principal reasons for the Company's net loss for the three months ended March 31, 1998 related to losses at IMPSAT Venezuela of $0.9 million and unallocated overhead expenses, including management services incurred, by IMPSAT Corporation of $2.0 million. For the three month period ended March 31, 1998, IMPSAT Argentina recorded net income of $1.0 million, compared to net income of $1.1 million for the three months ended March 31, 1997. IMPSAT Colombia recorded net income of $1.8 million for the three months ended March 31, 1998 compared to a net income of $1.3 million for the three months ended March 31, 1997.

  1997 COMPARED TO 1996

     Revenues. Revenues for 1997 totaled $160.2 million, an increase of $31.8 million, or 24.8%, from 1996. Revenues at IMPSAT Argentina for 1997 totaled $90.0 million, an increase of $4.9 million, or 5.4%, from 1996. IMPSAT Argentina's revenues for 1997 included approximately $4.2 million generated from Internet access services (approximately 55.0% of the Company's total revenues from Internet access services). Although IMPSAT Argentina experienced a decrease in the average price of its services in 1997 as a result of increased competition, IMPSAT Argentina has been able to maintain revenues by increasing its customer base and by selling a greater volume of services at such lower prices. IMPSAT Colombia's revenues for 1997 totaled $49.5 million, an increase of $14.4 million, or 41.0%, from 1996. IMPSAT Venezuela's revenues for 1997 totaled $8.6 million, representing an increase of $4.1 million, or 91.1%, from 1996. In addition, the revenues at IMPSAT Ecuador ($5.5 million and $2.8 million for 1997 and 1996, respectively) and IMPSAT USA ($5.0 million and $0.5 million for 1997 and 1996, respectively) increased as the Company's operations in those countries continued to grow. The significant growth in IMPSAT USA's revenues during 1997 was principally generated by certain short-term, non-recurring contracts. Approximately 41% of IMPSAT USA's revenues for 1997 were derived from such short-term contracts. As part of their revenues, IMPSAT Argentina and IMPSAT USA recorded revenues of $2.2 million and $0.9 million, respectively, during 1997 from certain nonrecurring equipment sales. The Company is unable to predict whether IMPSAT USA will obtain any such contracts, maintain its revenues at 1997 levels or achieve similar revenue growth in the future.

     As of December 31, 1997 the Company had 1,189 customers (excluding Internet, Global Fax and Conexia customers), compared to 907 at December 31, 1996.

     Variable Cost of Services. The Company's variable cost of services for 1997 totaled $27.6 million, an increase of $6.1 million, or 28.5%, compared to 1996. Of the Company's total variable cost of services for 1997, $14.6 million related to the operations of IMPSAT Argentina and $7.3 million related to the operations of IMPSAT Colombia. This compares to variable cost of services of $14.7 million at IMPSAT Argentina and $5.6 million at IMPSAT Colombia for 1996.

     Maintenance costs for the Company totaled $12.5 million during 1997, an increase of $4.0 million, or 47.1%, compared to 1996. Maintenance costs for IMPSAT Argentina for 1997 amounted to $5.8 million. This represents an increase of $1.3 million over IMPSAT Argentina's maintenance costs during 1996. In Colombia, maintenance costs totaled $4.5 million during 1997, an increase of $1.2 million compared to 1996. The increase in maintenance costs of the Company during 1997 compared to 1996 is primarily attributable to (i) the increased level and amount of the Company's telecommunications infrastructure in service as the Company's operations have grown and expanded; and (ii) de-installation costs incurred by the Company in connection with replacing VSAT microstations with higher capacity Dataplus earth stations at customer locations. In addition, maintenance costs for IMPSAT USA totaled $1.4 million in 1997 compared to maintenance costs of $0.5 million in 1996. IMPSAT USA's maintenance costs for 1997 included fees of

$0.2 million paid to third-party carriers to terminate the "last mile" of certain private telecommunications network links provided by IMPSAT USA to some of its customers.

     Installation costs for the Company totaled $4.7 million during 1997 in comparison to installation costs of $2.2 million during 1996. The Company installed a net total of 109 VSAT microstations and 204 Dataplus earth stations during 1997. In comparison, the Company installed a net total of 635 VSAT microstations and 261 Dataplus earth stations during 1996. The Company contracts equipment installation services from outside providers.

     Sales commissions paid to third-party sales representatives totaled $5.9 million for 1997, compared to $8.9 million during 1996. The overwhelming amount of such sales commissions were paid to third-party sales representatives with respect to customers of IMPSAT Argentina. Sales commissions paid to third-party sales representatives in Argentina totaled $5.2 million for 1997, compared to $8.3 million for 1996. The Company incurred lower sales commissions during 1997 primarily because of the renegotiation of certain of the agreements with third-party sales representatives for lower commissions. In addition, commissions were also reduced as a result of the renegotiation of underlying contracts with customers, which resulted in reduced sales bases underlying contractually due commissions. For example, the renegotiation and reduction of services provided by IMPSAT Argentina under its agreements to provide private telecommunications network services to BNA in the second quarter of 1997 resulted in a reduction in the revenues from such services and a corresponding reduction in related sales commissions.

     In addition, the Company incurred costs of equipment sold of $2.8 million 1997. The Company did not incur any costs of equipment sold during 1996.

     Satellite Capacity Costs. The Company's satellite capacity costs for 1997 totaled $18.9 million, an increase of $5.0 million, or 36.0%, from 1996. The Company had approximately 253.0 MHz and 412.6 MHz of leased satellite capacity as of December 31, 1996 and 1997, respectively. The Company's satellite capacity costs are primarily related to the increase in the Company's customer and revenue bases. The increase in satellite capacity during 1997 is attributable primarily to contractually scheduled increases in satellite capacity to match anticipated growth in the total number of Dataplus earth stations. Dataplus earth stations have greater transmission capacity and bandwidth requirements than VSATs and therefore utilize larger amounts of satellite capacity.

     Salaries, Wages and Benefits. Salaries, wages and benefits for 1997 totaled $29.2 million, an increase of $3.7 million, or 14.5%, compared to 1996. The Company increased salaries, wages and benefits of its personnel to match market rates and increases in cost of living. IMPSAT Argentina incurred $12.5 million in salaries, wages and benefits costs during 1997, a decrease of $0.1 million over IMPSAT Argentina's salaries, wages and benefits costs during 1996. IMPSAT Colombia's salaries, wages and benefits costs totaled $6.3 million during 1997, an increase of $1.3 million compared to IMPSAT Colombia's salaries, wages and benefits costs during 1996. The appreciation of the Colombian peso against the U.S. dollar since the beginning of 1997 resulted in an increase in U.S. dollar terms in salaries, wages and benefits paid to employees of IMPSAT Colombia during 1997. Salaries, wages and benefits for 1997 for the Company's other subsidiaries increased by varying amounts totaling $2.4 million, compared to 1996. The Company maintained a total of 683 employees as of December 31, 1997, compared to 650 employees as of December 31, 1996.

     Selling, General and Administrative Expenses. The Company incurred SG&A expenses of $32.7 million for 1997, an increase of $9.7 million, or 42.2%, from SG&A expenses incurred by the Company during 1996. The increase in SG&A expenses is primarily attributable to an increase in SG&A expenses incurred by IMPSAT Argentina and IMPSAT Colombia.

     SG&A expenses at IMPSAT Argentina for 1997 totaled $16.8 million, an increase of $6.1 million from SG&A expenses incurred by IMPSAT Argentina for 1996. The increase in SG&A expenses at IMPSAT Argentina in 1997 compared to 1996 includes the creation of a specific provision of $2.5 million relating to services invoiced to ENCOTESA. At the end of 1996 IMPSAT Argentina began to reserve 100% for all subsequent invoices submitted to ENCOTESA and to charge such amounts directly to SG&A expenses. Subsequently the Company reclassified its trade account receivables due from ENCOTESA as noncurrent assets. Such receivables were recorded at their estimated net realizable value of $5.1 million. In addition to the specific provision relating to ENCOTESA, the Company increased its provision for doubtful accounts from $2.5 million for 1996 to $5.8 million for 1997. See "Risk Factors -- Receivables Risks" and
"Business -- Legal Matters." The Company has increased its allowance for doubtful accounts as a result of certain payment arrears experienced by a number of customers in Argentina. Such adjustments in 1997 included a provision of $1.2 million with respect to a receivable totaling $2.2 million from BNA that was generated during 1996 and 1997 under a subcontract between IMPSAT Argentina and IBM de Argentina, S.A. that was terminated by BNA in the second quarter of 1997. The payment of the receivable by BNA is subject to the approval of the General Auditor of Argentina, which office is conducting an audit of the procedures used by BNA in awarding contracts to its service providers. BNA is generally current on its payments under BNA's existing contract with IMPSAT Argentina.

     As a percentage of revenues, the Company's provision for doubtful accounts increased from 1.9% of revenues for 1996 to 3.5% of revenues for 1997. The Company believes that its reserve for doubtful accounts is adequate.

     SG&A expenses at IMPSAT Colombia for 1997 totaled $6.5 million, an increase of $1.9 million from SG&A expenses incurred by IMPSAT Colombia for 1996. The increase in SG&A expenses at IMPSAT Colombia for 1997 is primarily attributable to the cost of additional telephone lines for Internet access and expenses associated with the promotion of IMPSAT Colombia's services at commercial expositions and trade shows.

     SG&A expenses at IMPSAT Venezuela for 1997 totaled $2.3 million, an increase of $0.8 million from SG&A expenses incurred by IMPSAT Venezuela for 1996. The increase in SG&A expenses at IMPSAT Venezuela for 1997 is attributable to approximately $0.3 million of severance payments incurred due to termination of certain of IMPSAT Venezuela's management personnel and $0.5 million in increased office rental and operational facilities expenses. Consequently, IMPSAT Venezuela took steps in 1997 to reduce and rationalize its SG&A expenses, including the termination of leases covering excess office and operational facilities. In April 1997, certain changes were made in the senior management levels at IMPSAT Venezuela, including the designation of Mr. Mariano Torre Gomez, previously President at IMPSAT Ecuador, as President of IMPSAT Venezuela.

     Finally, the increase in SG&A expenses incurred by the Company during 1997 compared to 1996 is also attributable to legal and tax advice and other fees and expenses of $4.7 million incurred by the Company during 1997. This represents an increase of $1.1 million over such expenses incurred during 1996. Such expenses were incurred during 1997 primarily in connection with legal fees incurred with respect to its legal proceeding commenced against ENCOTESA, described in "Business -- Legal Matters" and Note 9 to the Company's financial statements, the Company's ongoing financing activities and the conduct of preliminary feasibility assessments of the expansion of the Company's operations into Brazil.

     Depreciation and Amortization. The Company's depreciation and amortization for 1997 totaled $28.5 million, representing an increase of $2.2 million, or 8.3%, compared to depreciation and amortization for 1996. Depreciation and amortization for IMPSAT Argentina for 1997 totaled $17.8 million. In 1997, the Company adopted an improved inventory control system, which has enhanced the Company's ability to more accurately track and depreciate its equipment in service.

     Interest Expense, Net. The Company's net interest expense for 1997 totaled $24.7 million, comprising interest expense of $25.9 million and interest income of $1.2 million for 1997. Net interest expense increased $1.5 million, or 6.7%, from net interest expense for 1996. IMPSAT Argentina's net interest expense for 1997 totaled $12.6 million ($3.0 million after eliminating intercompany items). Net interest expense at IMPSAT Colombia for totaled $6.2 million ($4.5 million after eliminating intercompany items). Interest expense with respect to intercompany loans are eliminated in the Company's Consolidated Statement of Operations.

     The increase in net interest expense for 1997 reflects primarily increased indebtedness of the Company, which increased from $199.1 million as of December 31, 1996 to $220.1 million as of December 31, 1997. As of November 30, 1997, total outstanding indebtedness at IMPSAT Argentina equaled $108.4 million, compared to $101.6 million as of November 30, 1996. Total outstanding indebtedness at IMPSAT Colombia as of December 31, 1997 equaled $38.9 million, compared to $35.9 million as of December 31, 1996. The weighted average interest rate on the Company's indebtedness for 1997 was 12.3%, compared to a weighted average interest rate of 14.5% for 1996.

     Provision for Income Taxes. The Company recorded a provision for income taxes for 1997 of $5.0 million, compared to $3.5 million for 1996. The Company has paid income tax, although it has recorded net losses on a consolidated basis, because its operations in certain countries have generated taxable net income. IMPSAT Argentina recorded a provision for income taxes for 1997 of $3.2 million, compared to $4.0 million in 1996. IMPSAT Colombia paid income taxes of $1.8 million for 1997, compared to $1.5 million for 1996. IMPSAT Venezuela recorded a provision for income taxes of $0.8 million, compared to a credit of $1.7 million in 1996.

     Net Loss. The Company incurred a net loss of $8.0 million for 1997, a decrease of $0.5 million, or 6.1%, compared to the Company's net loss of $8.5 million for 1996. The Company's net loss for 1997 is primarily related to losses incurred by the Company's operations in Venezuela (a net loss of $5.4 million) and Mexico (a net loss of $1.4 million), as well as $2.2 million in management services provided and overhead expenses incurred by IMPSAT Corporation for 1997. IMPSAT Argentina recorded net income of $2.9 million for 1997, a decrease of $0.1 million compared to 1996. IMPSAT Colombia recorded net income of $8.4 million for 1997, an increase of $6.2 million compared to 1996.

  1996 COMPARED TO 1995

     Revenues. Revenues for 1996 totaled $128.4 million, an increase of $22.8 million, or 21.6%, from 1995. The increase in revenues reflected principally a growth in revenues of IMPSAT Colombia, which totaled $35.1 million, representing an increase of $12.7 million, or 56.7%, from 1995. Revenues at IMPSAT Argentina for 1996 totaled $85.1 million (an increase of $4.7 million, or 5.9%, from 1995), revenues at IMPSAT Venezuela totaled $4.5 million for 1996 (an increase of $2.3 million from 1995), and revenues at IMPSAT Ecuador totaled $2.8 million for 1996 (an increase of $2.2 million from 1995).

     IMPSAT Colombia's customer base increased from 271 at December 31, 1995 to 410 at December 31, 1996. During 1996 IMPSAT Colombia installed a net total of 287 VSAT microstations and 148 Dataplus earth stations for new and existing customers. IMPSAT Venezuela also experienced growth in the number of customers and services provided. In Venezuela, the number of customers increased from 39 at December 31, 1995 to 76 at December 31, 1996, and IMPSAT Venezuela installed a net total of 96 VSAT microstations and 48 Dataplus earth stations for new and existing customers during 1996. In Ecuador, the number of customers increased from 26 as of December 31, 1995 to 44 as of December 31, 1996, and IMPSAT Ecuador installed a net total of 55 VSAT microstations and 5 Dataplus earth stations during 1996.

     The operations at IMPSAT Argentina experienced slower growth than that registered in the other principal countries in which the Company operates. The number of customers at IMPSAT Argentina as of November 30, 1996 totaled 358, compared with 319 customers as of November 30, 1995. During 1996, IMPSAT Argentina installed a net total of 160 VSAT microstations and 43 Dataplus earth stations for new and existing customers, as compared to a net total of 489 VSAT microstations and 119 Dataplus earth stations installed during 1995. The significant diminution in the level of growth of IMPSAT Argentina's revenues and customer base was related to the recession experienced in Argentina that commenced in 1995 and continued through the first six months of 1996.

     Variable Cost of Services. The Company's variable cost of services for 1996 totaled $21.5 million, an increase of $2.7 million, or 14.4%, from the Company's variable cost of services for 1995. Of total variable cost of services, $14.3 million related to the operations of IMPSAT Argentina and $5.6 million related to the operations of IMPSAT Colombia, compared to variable cost of services of $14.7 million at IMPSAT Argentina for 1995 and variable cost of services of $3.7 million at IMPSAT Colombia for 1995.

     Installation costs totaled $2.2 million for 1996, or 10.2% of total variable cost of services, compared to installation costs of $1.8 million, or 9.5% of total variable cost of services for 1995. Variable costs of services declined at IMPSAT Argentina, primarily as a result of fewer installations in 1996 due to a lower growth rate for new services and customers, and increased at IMPSAT Colombia, primarily due to the rapid growth in new installations and customers.

     Maintenance costs for the Company totaled $8.5 million during 1996, or 39.5% of total variable cost of services. In comparison, maintenance costs for the Company totaled $4.4 million in 1995, or 23.4% of total variable cost of services. The increase in maintenance costs of the Company during 1996 compared to 1995 was primarily attributable to the increased level and amount of the Company's telecommunications infrastructure in service as the Company's operations grew and expanded over time.

     Sales commissions paid to third-party sales representatives totaled $8.9 million for 1996, or 41.4% of the Company's total variable cost of services during such period. The overwhelming amount of such sales commissions ($8.3 million, or 93.4% of such total sales commissions) were paid to third-party sales representatives with respect to customers of IMPSAT Argentina.

     Satellite Capacity Cost. The Company's satellite lease payments for 1996 totaled $13.9 million, an increase of $2.9 million, or 26.4%, over satellite lease payments for 1995. The Company's satellite capacity costs are related to the increase in the Company's customer and revenue bases, and the Company has acquired additional leased satellite capacity as needed to meet current and projected levels of business. Total leased satellite capacity has increased from
198.3 MHz as of December 31, 1995 to 253.0 MHz as of December 31, 1996.

     Salaries, Wages and Benefits. Salaries, wages and benefits paid by the Company for 1996 totaled $25.6 million, an increase of $3.3 million, or 15.0% over the Company's expenses for salaries, wages and benefits during 1995. The Company increased personnel headcount during 1996 in Colombia, Mexico, Venezuela, Ecuador and the United States and decreased personnel in Argentina. In the second quarter of 1996, IMPSAT Argentina reduced its technical support staff by 17 persons, its sales workforce by 16 persons and its personnel workforce by 11 persons, resulting in the payment of legally required severance payments for such personnel of $713,000 in the second quarter of 1996. This reduction in workforce was made possible by increases in productivity realized as a result of IMPSAT Argentina's organizational restructuring in 1995. The Company also effectuated a small decrease in the number of employees at Resis, a wholly-owned subsidiary that provides management services for the Company.

     Selling, General and Administrative Expenses. The Company incurred SG&A expenses of $23.0 million for 1996, a decrease of $3.1 million, or 11.8%, from 1995. SG&A expenses at IMPSAT Argentina for 1996 totaled $10.7 million, a decrease of $3.5 million, or 24.6%, from 1995. SG&A expenses at IMPSAT Colombia for 1996 totaled $4.6 million, an increase of $0.6 million, or 16.2%, from 1995.

     Principal items of note with respect to SG&A expenses incurred by the Company in 1996 included the following matters:

     The Company's provisions for doubtful accounts, principally relating to IMPSAT Argentina, increased from $0.4 million for 1995, or 487.3%, to $2.5 million for 1996. The Company increased its allowance for doubtful accounts as a result of certain payment arrears experienced by a number of customers in Argentina. As a percentage of revenues, the Company's allowance for doubtful accounts increased from 1.1% of revenues for 1995 to 1.9% of revenues for 1996.

     In 1996, the Company commenced efforts to decrease and rationalize its SG&A expenses. Those steps included a decrease in expenses such as corporate travel expenses and a more efficient use of space requirements. IMPSAT Corporation moved its executive offices from leased office space in downtown Buenos Aires and centralized its personnel at IMPSAT Argentina's new facility at its Buenos Aires Teleport. The move of IMPSAT Corporation's headquarters and personnel to the Buenos Aires Teleport resulted in a savings of $300,000 annually in reduced rental expense in 1996 as compared to 1995.

     Depreciation and Amortization. The Company's depreciation and amortization for 1996 totaled $26.3 million, an increase of $5.7 million, or 27.5%, compared to 1995. Depreciation and amortization for IMPSAT Argentina totaled $18.8 million for 1996, an increase of $2.7 million, or 16.8%, compared to 1995.

The increase in depreciation and amortization was related principally to the growth in the Company's private telecommunications network systems and the expansion of its facilities.

     Interest Expense, Net. The Company's net interest expense for 1996 totaled $23.2 million, comprising interest expense of $25.2 million and interest income of $2.0 million. Net interest expense increased $7.5 million, or 47.8%, from net interest expense for 1995. IMPSAT Argentina's net interest expense for 1996 totaled $13.4 million ($9.6 million after eliminating intercompany items). Net interest expense at IMPSAT Colombia for 1996 totaled $7.3 million ($7.0 million after eliminating intercompany items). Interest expense with respect to intercompany loans are eliminated in the Company's consolidated statement of operations.

     The increase in net interest expense reflected increased indebtedness of the Company, which grew from $127.7 million as of December 31, 1995 to $199.1 million as of December 31, 1996. In addition, during the period between the consummation of the offering of the Existing Senior Notes and the maturity dates for the indebtedness refinanced with the proceeds of the Existing Senior Notes, the Company was required to incur the interest expense on the existing indebtedness as well as on the Existing Senior Notes, which additional interest expense was offset only partially by the receipt of interest income on the Company's cash balances being held pending repayment. As of November 30, 1996, total outstanding indebtedness at IMPSAT Argentina equaled $101.6 million (including parent company advances of $71.5 million from the proceeds of the Existing Senior Notes), compared to $79.7 million as of November 30, 1995. Total outstanding indebtedness at IMPSAT Colombia as of December 31, 1996 equaled $35.9 million (including parent company advances of $13.0 million from the proceeds of the Existing Senior Notes), compared to $43.6 million as of December 31, 1995. The weighted average interest rate on the Company's indebtedness for 1996 was 15.4%, compared to a weighted average interest rate of 14.1% for 1995.

     Net Gain (Loss) on Foreign Exchange. The Company recorded a net gain on foreign exchange for 1996 of $0.9 million due to a decrease in the Company's indebtedness denominated in Venezuelan bolivars as a result of the devaluation of the Venezuelan bolivar against the U.S. dollar.

     Benefit From (Provision for) Foreign Income Taxes. The Company recorded a provision for foreign income taxes for 1996 of $3.5 million, a decrease of $4.3 million from the benefit for foreign income taxes recorded for 1995. The provision for foreign income taxes reflects the income taxes owed by the Company's operating subsidiaries in their countries of operation. For 1996, IMPSAT Argentina recorded a provision of $4.0 million, and IMPSAT Colombia recorded a provision of $1.5 million. During 1996, IMPSAT Argentina had available net operating loss carryforwards of $3.2 million which were applied towards its income tax liability for 1996. See Note 8 to the Company's consolidated financial statements.

     Net Loss. For 1996, the Company incurred a net loss of $8.5 million, an increase of $1.1 million, or 14.9%, compared to the Company's net loss of $7.4 million for 1995. The Company's net loss as a percentage of revenues for 1996 declined to 6.6% of revenues from a loss of 7.0% of revenues for 1995. The Company's net loss for 1996 was primarily related to the costs of the Company's operations in Venezuela (a net loss of $1.2 million after deduction for minority interests), Ecuador (a net loss of $1.1 million), Mexico (a net loss of $2.0 million), as well as management services provided, and overhead expenses incurred by IMPSAT Corporation of $5.4 million. Such losses were offset by IMPSAT Argentina's net income for 1996 of $3.0 million, of which the Company's interest after deduction for minority interests totaled $1.5 million and IMPSAT Colombia's net income of $2.2 million for 1996, of which the Company's interest after deduction for minority interests totaled $1.8 million. The increase in the Company's net loss for 1996 was primarily attributable to increased interest expense associated with the Company's higher levels of indebtedness and the use of IMPSAT Argentina's net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     The Company anticipates that it will continue to incur significant capital expenditures in the next several years in connection with the expected growth of its existing commercial operations (Argentina, Colombia, Venezuela, Ecuador and Mexico), and the development of its operations in Brazil. The Company's budget contemplates that the Company will need up to $41.0 million through 1999 for the adequate development of a private telecommunications network system in Brazil.

     The ability of the Company to continue the expansion of its private telecommunications network systems at their current rates of expansion and to meet its debt service obligations will be dependent upon the future performance of the Company, including the ability of the Company to obtain additional debt financing and potential equity financing. The Company's ability to maintain its planned program of capital expenditures will be dependent on its ability to obtain additional sources of financing. If the Company is unable to obtain such additional sources of financing, it will not be able to maintain its levels of growth and market position in any of the countries in which it operates, which could have an adverse effect on the business and prospects of the Company and its ability to make payments on the Notes.

     As set forth in its consolidated statements of cash flow, the Company generated $14.1 million in net cash flow from operating activities for 1997, compared to $9.8 million for 1996. The increase in net cash flow for 1997 from operating activities was primarily attributable to the increase in trade payables ($4.6 million in 1997, versus a decrease in trade payables of $0.1 million in 1996) and an increase in other long-term liabilities ($0.1 million compared to a decrease of $2.5 million in 1996). Financing activities provided $22.5 million in cash flow in 1997, representing a decrease of $44.0 million from 1996. The difference in cash provided from financing activities in 1997 compared to 1996 reflects cash received generated in 1996 from the issuance of the Existing Senior Notes. During 1997, the Company used $55.0 million in net cash flow in investing activities, compared to $53.7 million for 1996.

     At March 31, 1998, the Company had a cash balance of $10.9 million. At that date, the Company's consolidated total debt was $238.8 million, approximately $68.1 million of which was short-term debt. Such short-term debt included $25 million of IMPSAT Argentina's short-term indebtedness, which has been refinanced during April 1998 with the proceeds of notes issued by IMPSAT Argentina under its $50 million Global Euro-Commercial Paper Program (the "Global Commercial Paper Program"). As of March 31, 1998, approximately $79.3 million of the Company's debt was scheduled to mature in 1998, approximately $16.3 million in 1999, and approximately $143.2 million in the year 2000 and thereafter.

     After the consummation of the Offering on a pro forma basis as of March 31, 1998, the Company will have $44.0 million of short-term debt outstanding.

     In the three months ended March 31, 1998, the Company utilized $2.2 million in net cash flow from operating activities, compared with $2.8 million generated for the three months ended March 31, 1997. The negative cash flow from operating activities in the first quarter of 1998 was primarily attributable to increases in net trade receivables of $8.0 million (compared to an increase of $4.0 million in net trade receivables in the first quarter of 1997) and in other receivables and other non-current assets of $6.9 million (compared to a decrease of $1.8 million in the first quarter of 1997). Financing activities provided $18.7 million in net cash flow for the three months ended March 31, 1998, compared with $1.8 million from cash flow generated by financing activities for the three months ended March 31, 1997. Such increase is primarily attributable to the issuance by IMPSAT Argentina in February 1998 of $25.0 million in notes under the Global Commercial Paper Program. The Company's net outstanding indebtedness increased by $19.0 million during the three months ended March 31, 1998. During the three months ended March 31, 1998, the Company used $16.0 million in net cash flow for investing activities, compared to $14.9 million for the three months ended March 31, 1997.

     The Company intends to meet its future capital requirements from cash flow from operations, from additional lines of credit and from future private or public offerings of debt and equity securities of IMPSAT Corporation and/or any of its subsidiaries. The Company currently anticipates that it will use approximately $225 million during the period 1998 and 1999 for capital expenditures (including amounts already expended in 1998). Of such capital expenditures, the Company anticipates that approximately $35 million will be spent on infrastructure and approximately $190 million will be used for customer-driven capital expenditure. These projected capital expenditure requirements include the further establishment of operations and development of private telecommunications network systems in Brazil and continued additions to its private telecommunications network infrastructure in order to maintain the Company's ability to provide high quality, competitive services. The Company's budget contemplates that the Company will need approximately $41 million (included in the estimate above) for the period 1998 and 1999 for capital expenditures related to the build-out of a private telecommunications network system in Brazil. Furthermore, with continued deregulation of the telecommunications market in the region, the Company may in the future expand its business to include other telecommunications services, such as general voice telephony, which would require significant amounts of additional financing for capital expenditures and operating losses.

     The Company leases satellite capacity with annual rental commitments of approximately $26.0 million through the year 2001. In addition, the Company has commitments to purchase communications equipment amounting to approximately $10.5 million at March 31, 1998.

     As of April 15, 1998, IMPSAT Argentina had outstanding $50 million of commercial paper issued under the Global Commercial Paper Program, $25 million of which will mature on August 10, 1998 and $25 million of which will mature on December 17, 1998.

YEAR 2000

     The Company's equipment and operational systems are being reviewed and, where required, detailed plans have been, or are being, developed and implemented on a schedule intended to permit the Company's computer systems and services to continue to function properly in the year 2000. Such plans are likely to involve a combination of software modification, upgrades and replacement. Ensuring that the Company's equipment and operational systems are year 2000 compliant is expected to increase costs in 1998 and 1999. While final cost estimates are not complete, Management does not expect these costs to have a material adverse impact on the Company's financial position, results of operations or cash flows. In addition, the Company faces risks to the extent that suppliers, customers and others with whom the Company transacts business do not have business systems or products that comply with the year 2000 requirements. In providing its services, the Company's systems may sometimes be required to communicate electronically with customer-owned systems with respect to a variety of functions. Failure of the systems of the Company's customers to address the year 2000 issue could impair the Company's ability to perform such functions. Furthermore, in the event any of the Company's suppliers cannot timely provide the Company with products, services or systems that meet the year 2000 requirements, the Company's operating results could be materially adversely affected. The Company is not yet able to estimate the cost for year 2000 compliance with respect to customers and suppliers; however, based on a preliminary review, Management does not expect that such costs will have a material adverse effect on the future consolidated results of operations of the Company. However, the Company could be adversely impacted by the year 2000 date issue if suppliers, customers and other businesses do not address this issue successfully.

                                    BUSINESS

OVERVIEW

     The Company is a leading provider of private telecommunications network services in Latin America. The Company offers tailor-made, integrated telecommunications solutions, with an emphasis on data transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. The Company currently has operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States.

     Services are provided through the Company's advanced telecommunications networks, comprised of owned teleports, earth stations, fiber optic and microwave links, and leased satellite capacity and fiber optic links. The Company believes that it operates the largest shared hub VSAT network in Latin America, with 3,490 VSAT microstations installed as of March 31, 1998. In addition, the Company operates 16 teleports located in six countries and twelve microwave and fiber optic metropolitan area networks in twelve cities.

     The Company has grown rapidly since the commencement of its operations in Argentina in 1990. Its business customer base has expanded from 125 customers in two countries as of December 31, 1992 to 1,251 customers in six countries as of March 31, 1998. From 1992 to 1997, annual revenues on a consolidated basis have grown from $20.5 million to $160.2 million, EBITDA (as defined) has grown from $7.9 million to $51.8 million and net property, plant and equipment have grown from $47.9 million to $255.4 million.

     The Company has recently commenced operations in Brazil. The Company believes that the breadth of opportunity for the expansion of the private telecommunications network services market in Brazil is underscored by the country's (i) growing economy (Brazil's gross domestic product grew from approximately $387 billion in 1992 to approximately $803 billion in 1997); (ii) strong, unsatisfied demand for reliable telecommunications solutions; (iii) low teledensity; (iv) poor telephony infrastructure; and (v) recently commenced liberalization and privatization of the telecommunications sector. The Company plans to use its technological and commercial experience and knowledge of providing private telecommunications network services in the region to expand its market penetration in Brazil.

     The Company expects continued growth in the demand for private telecommunications network services in Latin America and anticipates that the proportionate share of data transmission services will increase more rapidly than the overall telecommunications sector as has been the case in the United States. Continued deregulation of the telecommunications markets in the region should lead to substantial growth in the telecommunications sector, which historically has grown slowly compared with that of more developed countries. Continuing economic growth and integration in Latin America is expected to add to the demand for telecommunications services in the region and support greater opportunities for expansion of the Company's regional presence. The Company believes that its pan-Latin American presence distinguishes it from its competitors and is a key element in its ability to satisfy a need in Latin America for "one-stop shopping" in private telecommunications network services. In addition, upon further deregulation of the telecommunications markets in Latin America, the Company may consider expansion into new services for its business customers, including switched international, domestic long distance and local services.

     The Company provides a full range of private telecommunications network services which are tailored to meet the specific system requirements of its customers, including digital information (data, voice and video) transmission via VSAT, SCPC, fiber optic and microwave technology and a wide range of value added services, including Internet access and electronic commerce; fax store and forward; healthcare billing and insurance verification services; and video-conferencing and long-distance learning. The Company utilizes its array of service offerings in different ways to create customized packages that best suit each customer's private telecommunications network system needs. The Company distinguishes itself by providing telecommunications solutions which permit its customers to enjoy the advantages of a private network while freeing them from the burdens of purchasing, operating and maintaining the network. See
"Business -- Services and Related Infrastructure" for a further description of the Company's private telecommunications network services.

     The Company views its relationship with its customers as a long-term partnership in which customer satisfaction is of paramount importance. For this reason, the Company applies an integrated approach to its sales, marketing and customer service functions. Each client service team is jointly responsible for all aspects of a particular customer relationship. The Company provides customer service on a 24 hour per day, 365-day per year basis. As a result of this consultative approach, the Company achieves high levels of customer satisfaction while being able to identify new revenue generating opportunities, customer telecommunications possibilities and product or service improvements previously overlooked or not adequately addressed by the client.

     The Company believes its key competitive advantages over its competitors include: (i) early market entry and operating experience in providing private telecommunications network services in Latin America; (ii) the ability to provide diverse, cost-efficient networking solutions; (iii) superior marketing skill and knowledge of the customer's needs and responsiveness; and (iv) position as a market leader and its significant existing network infrastructure in numerous Latin American markets.

RECENT DEVELOPMENTS

     On March 19, 1998, IMPSAT Corporation redeemed 25% of its outstanding common stock (the "STET Shares") previously held by STET International Netherlands NV ("STET International") with the proceeds of a substantially concurrent issuance and sale of the Series A Preferred Stock. The Series A Preferred Stock were offered and sold to the Morgan Stanley Investors pursuant to an exemption from the registration requirements of the Securities Act. See "Principal Stockholders." The Series A Preferred Stock was convertible on the date of issuance into 25% of the common stock of the Company. For a description of the sale of the Series A Preferred Stock by the Company to the Morgan Stanley Investors (the "Series A Preferred Stock Issuance"), refer to "Certain Relationships and Related Transactions -- STET Share Purchase and Series A Preferred Stock Issuance." The holders of the Series A Preferred Stock have, pursuant to a right to vote thereon as a separate class, elected two of the Company's directors.

     On April 20, 1998, the Company signed a definitive agreement to purchase a majority interest in Mandic S.A, a Brazilian Internet access provider, for approximately $9.8 million. Upon consummation of the transaction, the Company will acquire 75.1% of the common stock of Mandic S.A., and the remaining 24.9% will be owned by Mr. Aleksander Mandic, the founder and current president of Mandic, S.A. The initial stage of the acquisition of Mandic S.A., pursuant to which the Company acquired a 58.5% interest, was consummated on May 28, 1998, and the remaining 16.6% interest is scheduled to be acquired by May 1, 1999.

     On June 1, 1998, the Company acquired from Nevasa 99.9% of the capital stock of IMPSAT Brazil for approximately $5.1 million in cash. The purchase price for IMPSAT Brazil represented the total amount of pre-operating and development costs and expenses incurred for IMPSAT Brazil by Nevasa. IMPSAT Brazil was established by Nevasa and operates under a value added telecommunications license (the "Brazil License") permitting IMPSAT Brazil to lease satellite capacity directly from satellite carriers and sell corporate private telecommunications network services (data, voice and video), using terrestrial and satellite links, to third parties.

     As of March 31, 1998, IMPSAT Brazil was providing private network telecommunications services in Brazil to Shell do Brasil S.A., Fundacao Cultural e Educacional, TCA Ltda., Ultrafertil, Sony Music Entertainment, and HSBC Bamerindus, through a total of 23 Dataplus and three Interplus earth stations and the outsourcing of a 200 VSAT microstation network for HSBC Bamerindus.

STRATEGY

     The Company intends to maintain and strengthen its position as a leading provider of private telecommunications network services in Latin America. The key elements of the Company's strategy include the following:

     Deliver Premium Tailor-Made Telecommunications Solutions Utilizing Advanced Technology. The Company distinguishes itself by providing tailor-made, integrated data, voice and video solutions using the various components of its terrestrial and satellite networks to achieve a technologically advanced, efficient and cost-effective solution for each customer. The Company does not simply provide its customers with the equipment and infrastructure for a private telecommunications network system, but draws on a diverse range of technologies to provide customized telecommunications solutions to each customer. In addition, the Company strives to differentiate itself from its competitors by designing value added features and integrating these features into the customized private telecommunications services it provides to its customers. The Company's mix of technologies, transmission media and equipment suppliers provides it with the flexibility to react quickly and take full advantage of technological developments and advancements. The Company believes that the technical sophistication of its equipment and the reliability and efficiency of its services are critical to maintaining customer satisfaction.

     Focus on Business and Governmental End Users. The Company focuses on large financial, national and multinational corporate and government end users, for whom reliable data transmission is particularly important. The Company's experience indicates that these customers generally tend to outsource their private telecommunications requirements and prefer a single private network service provider that offers high quality, innovative telecommunications solutions. The Company believes that its services are of a higher quality and greater reliability than those of many of its competitors, including the PTOs. The Company is able to offer its target customer base a "one-stop" source in Latin America for integrated private telecommunications network solutions, matched with advanced technology and premium customer service. The Company believes that these service features, which are often unavailable from the PTOs and other competitors of the Company, are especially attractive to large Latin American business and governmental customers.

     Establish Long-Term Customer Partnerships. The Company views its relationships with its customers as long-term partnerships in which customer satisfaction is of paramount importance. The Company seeks to maintain its position as a strategic partner with its clients and to foster long-term customer relationships. To implement this strategy, the Company applies an integrated approach to sales, marketing and customer services. Each client service team is jointly responsible for all aspects of a particular customer's or a group of customers' relationship with the Company, and each customer is able to call upon any of its service team representatives to respond to the customer's service requirements. As a result of this consultative approach, the Company believes that it has high levels of customer satisfaction while being able to identify new revenue generating opportunities, customer telecommunications possibilities and product or service improvements previously overlooked or not adequately addressed by the customer. The Company's combination of pan-Latin American scale with superior customer service provides distinct and significant value to its customers, which the Company expects will result in long-term customer loyalty and an expanding customer base.

     Leverage Established Market Presence to Expand Operations. The Company seeks to leverage its existing customer base, established regional presence, advanced infrastructure and its knowledge of the market to expand its operations and service offerings in Latin America. The Company seeks to increase its business by taking advantage of demand for additional services from existing customers, increasing its customer base in each of the countries in which it operates, in particular to address a broader universe of business customers, and expanding its business in Latin America.

     The first prong of this strategy is to continue to develop and sell new and additional services to existing clients. The principal new services and products developed and commercialized by the Company during 1997 include Minidat, Conexia and Telecampus. Features currently under development include Intranet/Extranet service, electronic commerce, information technology integration, and "Broadband" (38 GHz, Ka-band frequency spectrum) telecommunications services. The Company's customers often begin by purchasing limited VSAT services and expand the services purchased by adding significant numbers of additional VSAT microstations and/or adding additional services such as Dataplus and Interplus services and Internet access. For examples of certain customer histories, see "-- Customers." In addition, the Company plans to capitalize on its early market entry and operating experience in providing private telecommunications network services in Latin America to take advantage of revenue opportunities expected from the deregulation of Latin American telecommunications markets, including switched voice telecommunications and growing demand in Latin America for data transmission services.

     The second prong of this strategy is to expand the number of customers in each of the countries in which the Company operates, both by selling services to additional large national and multinational corporations, financial institutions and governmental agencies, as well as by targeting medium-sized businesses in Latin America, as they begin to require data transmission services. Many of the larger national and multinational corporations doing business in Latin America increasingly expect comprehensive telecommunications solutions in order to integrate and coordinate geographically expansive business operations.

     The third prong of this strategy includes identifying and exploiting growing regional demand for private network telecommunications services where incumbent providers offer inadequate service and where liberalization of telecommunications regulations may be pending. To this end, the Company recently established operations in Brazil. In addition, the Company intends to explore opportunities, for example, through joint ventures or other cooperative efforts with local partners, to be able to provide its customers with private telecommunications network services throughout Latin America, including countries in which the Company has no plan to establish a fixed base of operations. The Company believes that its pan-Latin American presence will contribute to its ability to satisfy a growing need in Latin America for a source of "one-stop shopping" for private telecommunications network services. The Company provides services in multiple countries to several of its multinational customers. For example, affiliates of the Royal Dutch Shell group of petroleum companies are customers of the Company in Argentina, Colombia and Brazil, and Reuters is a client of the Company in Argentina, Colombia, Ecuador and Venezuela. The Company believes that its early penetration in several Latin American telecommunications markets provides it with key competitive advantages that include (i) industry knowledge and experience; (ii) name recognition and credibility with customers, suppliers, potential joint venture partners, and sources of financing; and (iii) a developed customer base and network infrastructure. The Company believes that its knowledge and experience in the Latin American telecommunications market will enable it to assess and react quickly to attractive business opportunities expected to arise from ongoing telecommunications deregulation in the region.

HISTORY

     IMPSAT Corporation was organized in 1994 as a Delaware holding company to combine the IMPSAT businesses in Argentina, Colombia and Venezuela. The Company's operations commenced in Argentina in 1990 under the name IMPSAT S.A. (IMPSAT Argentina). The Company currently owns a 95.2% equity interest in IMPSAT Argentina. The Company began operations outside of Argentina with the establishment of IMPSAT Colombia in 1991 and the establishment of IMPSAT Venezuela in 1992. New operating subsidiaries were created in Ecuador (IMPSAT Ecuador) and Mexico (IMPSAT Mexico) in 1994; and in the United States (IMPSAT
USA) in 1995. In Brazil, the Company recently acquired a 99.9% ownership interest in IMPSAT Brazil and has also signed a definitive agreement to purchase a 75.1% interest in Mandic S.A., a Brazilian Internet service provider.

SERVICES AND RELATED INFRASTRUCTURE

     General. The Company utilizes satellite, fiber optic cable and microwave links and employs advanced technology in its network systems. The following diagram illustrates a typical network configuration:

                                 CHART INSERTED

     The Company provides a full range of private telecommunications network services which are tailored to meet the specific system requirements of its customers. The Company's array of service offerings may be combined in different ways to create a customized package that best suits each customer's private telecommunications network system needs. The particular mix of services provided to each customer is determined by such factors as the customer's locale, transmission volume and cost requirements. The Company does not merely provide the equipment and hardware for private telecommunications networks, but provides telecommunications solutions which permit its customers to enjoy the advantages of a private network while freeing the customers from the burdens of purchasing, operating and maintaining the network.

     The Company provides a wide range of private telecommunications network services, including digital information (data, voice and video) transmission via VSAT, SCPC, fiber optic and microwave technology and a wide range of value added services, including Internet access and electronic commerce; fax, store and forward; healthcare billing and insurance verification services; video-conferencing; and long-distance learning.

     The following table shows the Company's revenue breakdown by service for the years ended December 31, 1995, 1996 and 1997 and the three month periods ended March 31, 1997 and 1998:

                                                                                           THREE MONTHS
                                       YEAR ENDED DECEMBER 31,                           ENDED MARCH 31,
                        -----------------------------------------------------    --------------------------------
       SERVICE               1995               1996               1997               1997              1998
       -------          ---------------    ---------------    ---------------    --------------    --------------
                                         (IN THOUSANDS AND PERCENTAGE OF CONSOLIDATED REVENUES)
VSAT..................  $ 52,756   49.9%   $ 55,680   43.4%   $ 57,420   35.8%   $16,089   43.5%   $13,731   30.4%
Dataplus..............    23,953   22.7      29,962   23.3      37,603   23.5      8,573   23.1     10,362   23.0
Interplus.............     2,806    2.7       4,457    3.5      11,400    7.1      2,248    6.1      4,366    9.7
Internet..............         0      0       1,267    1.0       7,597    4.7        937    2.6      2,576    5.7
Other(1)..............    26,126   24.7      37,027   28.8      46,216   28.9      9,180   24.7     14,118   31.2
                        --------   ----    --------   ----    --------   ----    -------   ----    -------   ----
         Total........  $105,641    100%   $128,393    100%   $160,236    100%   $37,027    100%   $45,153    100%
                        ========   ====    ========   ====    ========   ====    =======   ====    =======   ====

---------------

(1) The figure for "Other" includes revenues from Teledatos networks, Regional Teleports, Difusat, Global Fax, Minidat, Conexia and Telecampus.

     VSAT. VSAT (Very Small Aperture Terminal) was the first private telecommunications network service provided by the Company. VSAT technology permits the transmission of digital information between and among many remote locations and a central location via satellite and a high-capacity hub earth station known as a Teleport. VSAT services are particularly well-suited to customers who need to communicate bursts of information for relatively short periods of time and who do not require a permanent, dedicated transmission channel. A typical VSAT customer would have several VSAT microstations linked to each other by a Teleport and then linked to terrestrially connected sites by one or more local Teledatos networks. Each remote VSAT location has a relatively small antenna (typically ranging from 1.2 to 2.4 meters in diameter) and utilizes Time Division Multiple Access ("TDMA") technology which enhances the use of satellite capacity by enabling multiple VSATs to share a single satellite channel. The Company's VSAT service is integrated into the customer's network architecture, in part through protocol emulation technology which provides support for various communications protocols including X.25 and Frame Relay.

     The Company is a pioneer in Latin America in the use of a shared hub and believes that it currently operates one of the largest shared hub VSAT networks in Latin America (measured by the number of microstations installed). The use of a shared hub earth station, whereby many different customers share a Company-operated central teleport, allows the Company to reduce the cost of telecommunications services to its customers, which expands the Company's addressable market, particularly to smaller and medium-sized businesses. VSAT has proven to be a cost-effective alternative to fixed-link data transmission in Latin America for financial institutions, industrial companies and governmental agencies that have geographically diverse locations because the service is reliable and customers pay a fixed monthly fee rather than one based on usage and distance. VSAT customers are billed according to the number of VSAT microstations installed and the number of ports on each VSAT.

     VSAT generates the largest share of the Company's revenues from services, accounting for approximately 35.8% of such revenues during 1997. The Company expects that VSAT services will decline both as a percentage of total Company revenues and in absolute amount as many of the Company's customers utilize other service offerings, such as Dataplus, as their telecommunications needs grow. As of March 31, 1998, the Company had 3,490 VSAT microstations installed in Latin America.

     Dataplus. Dataplus is the brand name for the Company's Single Carrier Per Channel ("SCPC") service, which is designed for customers that require speedy point-to-point transmission of large quantities of information. SCPC provides the customer with a dedicated, permanent channel, whereas VSAT services provide communication channels that are shared among customers. SCPC uses a multiplexer that enables transmissions to be made either through several channels bundled into one or through a single channel that can be used by a number of different terminals (such as data, facsimile or video). In addition, a Dataplus earth station (having a satellite dish larger and more powerful than that of the VSAT) can communicate via satellite to another SCPC earth station or to a Teleport where the transmission can be integrated with the Teledatos and VSAT networks. SCPC also offers greater transmission capacity than do VSATs because SCPC utilizes dedicated satellite links. The Dataplus service is therefore a particularly attractive private telecommunications network option for customers who tend to communicate relatively heavy flows of information. The Company's customers often supplement or replace VSAT with Dataplus as their private telecommunications network needs expand to require the transmission of larger quantities of data at faster speeds. For examples of certain customer histories, see "-- Customers." The Company charges its customers for the use of each Dataplus earth station and for the multiplexer which makes possible the multiple use of an SCPC earth station.

     Dataplus is the second most significant of the Company's private telecommunications network service offerings in terms of revenue generation. Dataplus accounted for approximately 23.5% of the Company's revenues from services in 1997. At March 31, 1998, the Company had a total of 959 Dataplus earth stations installed.

     Teledatos Networks. Teledatos is the brand name of the Company's fiber optic and/or microwave MANs. Teledatos provides "last mile" terrestrial microwave and fiber optic links among and between points in a metropolitan area and also with other points outside the MAN by means of satellite connections. Fiber optic cable networks have significantly higher transmission capacity and are less susceptible to electronic interference than copper wire networks, which continue to be used to varying degrees in Latin American countries. The higher capacity and lower maintenance characteristics of fiber optic cable are well-suited for relaying the large amounts of digital information traffic found in high density areas. Ground-based microwave systems transmit signals in the form of radio waves from an antenna on top of a building or a transmission tower and are suitable for use in local transmission because the reach of the transmission signal typically is limited to one discrete area. While the primary use of the Teledatos networks is for interconnection with the Company's Teleports and Regional Teleports, the Company has customers who only use the Teledatos service locally (for example, for air reservation systems, and between a stock exchange and its members) and who are not users of the satellite communication system.

     The following diagram illustrates the configuration of a typical Teledatos network:

                               INSERT GRAPH HERE

     The Company's first Teledatos network was established in Buenos Aires, Argentina in 1990. Other Teledatos networks now exist in Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman and La Plata, Argentina; Medellin, Barranquilla and Cali, Colombia; and Caracas, Venezuela. Additionally, the Company manages and operates a fiber optic network covering 2,016 route miles in Bogota, Colombia, pursuant to a joint venture with Empresa de Telecomunicaciones de Santafe de Bogota ("ETB"), the Colombian PTO that provides local telephone service in the Bogota region. A Teledatos network may consist of leased capacity on existing fiber optic networks owned and maintained by a local PTO (as is the case in Bogota) or the Company may design, engineer and manage the installation of its own fiber optic network (as is the case in Buenos Aires). Customers pay a monthly fee for each connection to the Teledatos network and for the number of connections to the Teleport. At March 31, 1998, Teledatos networks were operating in twelve cities, with a total of 5,892 connections to the Teledatos networks in service.

     Difusat. Difusat is the brand name for the Company's unidirectional Teleport-to-VSAT broadcast service whereby a signal received by a Teleport is transmitted to multiple locations. A Difusat network typically consists of the Teleport and numerous receive-only remote VSAT terminals. The source of the information to be broadcast is generally connected to the Teleport through a Teledatos network. The Teleport transmits the information to the VSAT receptors via satellite. The largest Difusat customer is Telam, the Argentine news service. Other customers include Reuters, Bloomberg L.P. and DHL International. The customer generally pays a monthly fee for the Difusat service which is based on the number of Difusat microstations installed, the number of ports on each microstation and the rate of the satellite transmission. At March 31, 1998, the Company had installed 454 Difusat microstations.

     Interplus. Interplus is the brand name for the Company's international private line service which utilizes a combination of fiber optic, microwave or SCPC satellite circuits to provide a dedicated telecommunications link between customer locations in different countries. The Company currently provides international integrated data, voice and video transmission services between and among fifteen countries -- Brazil, Bolivia, Colombia, Chile, Costa Rica, Ecuador, El Salvador, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay, Venezuela and the United States -- through Interplus. The Company is prohibited by law from providing Interplus services to or from Argentina during the term of a monopoly granted to Telintar with respect to international telecommunications services, unless the Company obtains Telintar's consent or unless specifically authorized by the Argentine Comision Nacional de Comunicaciones ("CNC"). Telintar's monopoly is due to expire in November 2000.

     International private line services such as Interplus are traditionally provided by local carriers in each country acting as correspondents and establishing dedicated telecommunications links between their facilities. Due to its widespread operational presence in Latin America, the Company is often able to offer its Interplus service using its own facilities and personnel at both ends of the private line circuit. For example, utilizing the Teleport serving the country from which a transmission originates, Interplus can provide the customer with SCPC access via a dedicated satellite transponder to a Teleport in another country. Information thus received by the destination Teleport can then be transmitted using VSAT, Dataplus or Teledatos networks. This end-to-end control provides the Company with the ability to maintain customer service and quality assurance at both ends of an Interplus link between the countries in which it operates and allows the Company to realize better margins than when it uses a correspondent carrier.

     Where the regulatory environment in the destination country precludes direct transmissions across its border, as is currently the case in Argentina, or where the Company has no operational presence in the destination country, the Interplus service will involve the Company's proprietary control of only part of the transmission circuit. In such a case, a transmission between two customer locations in different countries may be commenced using the Company's facilities in the originating country and completed through a correspondent local carrier in the destination country or vice-versa. To date, the Company has signed Interplus correspondent agreements with carriers in Bolivia, Chile, Costa Rica, El Salvador, Nicaragua, Panama, Paraguay, Peru and Uruguay. In addition, the Company is currently negotiating correspondent agreements with carriers in Jamaica and Trinidad. The Company charges customers a monthly fee for Interplus which is based on the capacity of the circuit provided.

     The Company is a member of the Americas-1 and Columbus-II undersea fiber optic cable consortia, and has purchased an initial total of 2 Mbps capacity on both systems for use in its Interplus service. Americas-1, which commenced commercial operation in December 1994, is a 4,960 mile fiber optic cable system connecting Vero Beach, Florida with the U.S. Virgin Islands, Trinidad, Brazil and Venezuela. Americas-1 is owned by a consortium of 64 carriers from 42 countries and plans to extend its links to Curacao and Argentina. Columbus-II, which commenced service in mid-1994 and is owned by 56 telecommunications administrations in 40 countries, links Mexico, the United States, the U.S. Virgin Islands, Spain, Portugal and Italy with about 7,440 miles of fiber optic cable.

     Teleports. A Teleport has a relatively large antenna (typically ranging from 3.8 to 11 meters in diameter) as well as sophisticated radio frequency and network management equipment. Teleports serve as the command center for VSAT networks in the host country and also are linked to the Company's SCPC installations and Teledatos networks. Each Teleport also contains a radio microwave tower to transmit and receive transmissions to and from nearby customer locations which are not connected to the Company's existing Teledatos networks. The Company owns Teleports in Buenos Aires, Argentina; Bogota, Colombia; Caracas, Venezuela; Quito, Ecuador; and Mexico City, Mexico. In the United States, the Company utilizes two leased teleport facilities located in Florida and New Jersey. The Company is currently constructing teleports in south Florida and Curitiba, Brazil, each of which is expected to be in operation by the end of 1998. In addition, the Company anticipates that it will commence the construction of a teleport in Sao Paulo, Brazil by the end of 1998.

     Regional Teleports. Regional Teleport is the Company's brand name for smaller SCPC-based earth stations which have antennas ranging from 3.8 to 4.5 meters in diameter. Regional Teleports enable the Company to extend its network to smaller metropolitan area networks outside a country's capital via satellite to the Teleport in that country. Customers are connected to a Regional Teleport through one of the Company's Teledatos networks, or by microwave radio or satellite links. The first Regional Teleport was established in Mendoza, Argentina in 1991, and the Company also has Regional Teleports in Cordoba, Rosario, Tucuman, La Plata, Mar del Plata and Neuquen in Argentina; Medellin, Cali and Barranquilla in Colombia; and Guayaquil, Ecuador. Customers generally pay a fixed monthly fee for access to the Regional

Teleport. The monthly fee is based on the number of services and connections provided and varies with the particular specifications of the private telecommunications network system designed and developed for the customer.

     Internet Access. Since the Company commenced offering its Internet access service in March 1996, the Company has experienced significant growth in this service. The Company recorded approximately $7.6 million in revenues from Internet access services during 1997, compared to $1.3 million in 1996. The Company has taken a number of actions regarding its expansion as a regional Internet access provider of dedicated and dial-up connections between Latin America and the United States Internet backbone. To this end, the Company is pursuing several avenues, including entering into marketing agreements with local retail service providers and establishing relationships with Internet service providers in the United States. The Company has entered into agreements with several retail entities which will market the Company's Internet access service under the IMPSAT brand name, to their customers, including agreements with VideoCable Comunicaciones S.A. ("VCC"), a leading Argentine cable company, and also directly markets Internet access to retail customers in Argentina, Colombia, Venezuela and Ecuador. The Company intends to offer Internet access services to new and existing customers, including universities, institutions, governmental agencies and corporations. Services offered include high-speed ISDN (integrated services digital network) communications capability and frame relay connectivity, access software, worldwide web browser, electronic mail, electronic commerce network and worldwide web site implementation and maintenance. In providing Internet access services, the Company utilizes Interplus links between its Teleports in Latin America and IMPSAT USA's leased teleport facilities in Florida and New Jersey, which then provide connections to the United States Internet backbone through MCI, Sprint, Intermedia Communications and UUNET.

     At March 31, 1998, the Company had 25,385 dial-up Internet access retail customers and 74 dedicated Internet access corporate customers. Mandic S.A., the Brazilian Internet service provider in which the Company has recently acquired a majority interest, currently has over 40,000 dial-up Internet access retail customers. In the future, the Company plans to expand its Internet access service to include Intranet (private telecommunications within a company via Internet) and Extranet (private telecommunications between a company's Intranet and selected persons outside such company via Internet).

     Pursuant to an agreement executed in December 1997 between the Company and Harbinger Corporation, a leading supplier of electronic commerce software, the Company has a license to provide electronic data interchange services (electronic transactions via Internet) utilizing Harbinger's software products in Argentina and Colombia on an exclusive basis, subject to certain exceptions and conditions. The Agreement with Harbinger also grants the Company an option to provide such services in Venezuela and Ecuador.

     Global Fax. Global Fax is a fax store and forward service which receives facsimile transmissions from customers, temporarily stores the data and then retransmits it to designated addressees. In Argentina, as of March 31, 1998, the Company had 239 customers for this service and was handling approximately 161,400 pages per month.

     New Services. The Company works closely with its suppliers to keep abreast of new technologies and evaluates its technology requirements to remain among the most technologically advanced digital information transmission providers in Latin America. While the Company relies on its suppliers for hardware and software upgrades, it devotes significant attention to the identification and commercialization of new services to meet the changing needs of Latin American businesses. The principal new services and products developed and commercialized during 1997 include Minidat, Conexia and Telecampus.

     In the first quarter of 1997, the Company initiated a new service called Minidat. Minidat represents a lower cost alternative for satellite digital information transmission for a category of customers that maintain a large quantity of transmission points but require a lower volume usage of satellite capacity than is provided by VSAT. Minidat was established to meet the data transmission requirements of customers operating point of sales systems, automated teller machines, lottery ticket sales, reservation systems, wholesaler and inventory control and management systems and entertainment facilities (sports arenas, theaters, etc.). Minidat utilizes USATs (ultra small aperture terminals), which tend to be about half the size of VSATs, at customer locations. The Company's Minidat service is provided for a lower monthly fee than its VSAT services. The

Company provides its Minidat customers with two pricing options, one in which the customer purchases the remote terminals required to deliver the service and is charged a basic monthly fee and one in which the Company provides the equipment (as is the case for the Company's VSAT and Dataplus services) with the customer paying a higher monthly fee. As of March 31, 1998, the Company had installed 347 Minidat microstations.

     In the second quarter of 1997, IMPSAT Argentina introduced a new service called Conexia for the private electronic transaction requirements of customers such as health management organizations ("HMOs"). Through the Conexia service, HMO customers are able to communicate patient billing, identification, insurance eligibility and certain medical history information among their different operating locations (laboratories, supply facilities, clinics and hospitals) in real time, thereby increasing the efficiency of the operations. In order to provide the Conexia service, IMPSAT Argentina has created a dedicated computer center and customer service unit at its Buenos Aires Teleport facility. Authorized access to centralized information via Conexia is accomplished by a magnetic card carried by patients covered by affiliated health plans. In each operating location (e.g., clinics or hospitals), point of sale ("POS") terminals designed by the Company are installed. The Company currently has one Conexia customer in Argentina, the Organization of National Civil Personnel ("OSPCN"). OSPCN provides HMO coverage to Argentina's workforce of public servants. The Conexia service provided to OSPCN by the Company consists of 1,400 installed POS terminals throughout the Buenos Aires metropolitan area and its suburbs.

     Telecampus, a new service that was introduced by the Company in October 1997, involves the use of video teleconferencing, including interactive teleconferencing for long-distance educational and training purposes. The Company contemplates that such services would be provided to governmental, educational, national and international businesses that desire to utilize interactive teleconferencing for educational, training and conferencing purposes. Telecampus may be accessed via VSAT or Dataplus. The Company currently has one Telecampus customer, the Argentine Institute of Computers, a nationwide computer training center.

     Relative to the Company's other services, the potential customer base for Conexia and Telecampus is narrower and more specialized -- i.e., larger entities in the fields of health management and education, respectively. Traditionally, such entities have been relatively slow to integrate new technologies in their operations and to incur major corporate expenditures for the contracting of technology-based services. As a result, the Company expects the pattern of growth in demand for Conexia and Telecampus to be gradual.

SATELLITE TECHNOLOGY AND SUPPLIERS

     General. Satellites are well-suited for transmissions that must reach many locations over vast distances simultaneously. Satellites can be accessed from virtually anywhere within the geographic area they cover. Thus, satellite systems are ideal for connecting locations that cannot be connected efficiently or cost-effectively by terrestrial telecommunications networks. In addition, unlike other transmission systems, the cost of satellite services does not increase with distance. Satellite communications are therefore particularly appropriate as a "last-mile" link for customers in Latin America, where reliable access to the existing public switched networks often is not readily available.

     Satellite transmissions utilize both C-band and Ku-band frequencies. The Company's VSAT and SCPC services are able to take advantage of either C-band or Ku-band satellite technology.

     Satellite Capacity. As of March 31, 1998, the Company had a total leased capacity of 461.9 MHz on six satellites. The Company has satellite leases on the Intelsat 601, 706 and 709 satellites for 0.6 MHz, 62.6 MHz and 201.4 MHz of capacity, respectively. Various amounts of leased capacity on Intelsat 601, 706 and 709 satellites are scheduled to expire from April 1998 through April 2008, respectively. The Company's satellite capacity on the Intelsat satellites is leased both directly by the Company's operating subsidiaries and through subleases with Intelsat participants, such as Argentina's CNC. The Company also has leased 40.3 MHz of capacity on Nahuelsat's Nahuel-1 satellite which will expire in January 2002. The Company has leased 65.6 MHz of leased capacity on PanAmSat's PAS-1 satellite until the end of the useful life of the satellite (estimated to be December 31, 2001). The Company has 72 MHz of capacity on PanAmSat's PAS-5 satellite expiring at the end of 2003. The Company also has
19.4 MHz of capacity on Mexico's Solidaridad-II satellite which expires in January 2002. The Company's total lease payments for satellite capacity totaled $13.9 million in 1996, and increased to approximately $18.9 million in 1997. The Company will contract for additional leased satellite capacity to the extent that the Company's business so requires. A portion of the Company's satellite capacity is leased by ISCH, a wholly-owned subsidiary of the Company. ISCH's principal function is to lease private satellite capacity from satellite carriers and then sublease such capacity at market rates to the Company's operating subsidiaries as required by those subsidiaries.

     Equipment Suppliers. After a period of study, the Company selected Hughes as its primary supplier of VSAT technology, including VSAT microstations and related software. The Company entered into a non-exclusive agreement with Hughes in 1988, pursuant to which Hughes provides equipment, related software licenses and technical assistance to the Company. While the terms of the agreement with Hughes permit the Company to resell the equipment, the software license is nontransferable. The agreement may be terminated by either party upon 60 days notice. From 1994 through 1997, the Company has purchased a total of $29.5 million in equipment and technical assistance under this agreement.

     With respect to SCPC technology, the Company's current major suppliers are among the leading companies in the industry, and include EF Data Corporation, Scientific-Atlanta Inc., SSE Technologies Inc. and Fairchild Data Corporation. Other equipment suppliers to the Company include General DataComm, Inc. for time division multiplexers; ACT Networks Inc. for frame relay multiplexers; Digital Microwave Corporation and California Microwave Corporation for radiolink systems; and Alcatel Data Networks for packet switches. The Company also employs local companies in each location where it operates for installation and groundwork services.

     The Company analyzes and studies potential suppliers and equipment with the goal of obtaining the most technologically advanced equipment on a cost efficient basis. The Company believes that there are a number of potential providers of each of the significant items that are used in the Company's operations and therefore that the Company is not dependent on any single source of supply.

CUSTOMERS

     The Company has grown rapidly since the commencement of its operations in 1990. Its customer base has grown from 125 corporate customers in two countries as of December 31, 1992 to 1,251 corporate customers in six countries as of March 31, 1998.

     Larger entities, which often have significant needs for reliable, cost-effective data transmissions and other telecommunications services, were the first to use the private telecommunications network services offered by the Company. As a result, a significant proportion of the Company's revenues has been derived from the Company's largest customers. In addition, because of the Company's relatively short operational history outside of Argentina, a significant number of the Company's customers, including its largest customers, are located in Argentina.

     An important component of the Company's strategy is to continue to increase both the depth and breadth of its customer base. In furtherance of the first goal, the Company seeks to sell additional services to existing customers. In furtherance of the second goal, the Company attempts to market its services to an expanded number of potential customers, principally additional large national and multinational corporations, financial institutions and governmental agencies, and also to medium-sized and smaller business customers, as such businesses in Latin America increase their use of computers and begin to require data transfer services.

     The Company's customers consist of major governmental agencies, financial institutions and leading national and multinational corporations and private sector companies, including YPF, Royal Dutch Shell, Banco de Galicia y Buenos Aires, Siemens and Reuters. During 1997, the Company's ten largest customers accounted for approximately 18.1% of the Company's revenues. The percentage of revenues represented by the Company's ten largest customers for 1996 was approximately 26.6%.

     The Company's ten largest customers as of December 31, 1997 were: BNA, a state-owned bank and the largest bank in Argentina, with 525 branches in Argentina; Administracion Nacional de la Seguridad Social ("ANSeS"), the Argentine social security administration; Banco de Galicia y Buenos Aires S.A., a private bank with more than 180 branches in Argentina; YPF S.A., which is engaged in hydrocarbon exploitation and is one of the largest companies in Argentina; Bancolombia S.A., a private bank headquartered in Bogota, Colombia and the largest commercial bank in Colombia; Gendarmeria Nacional Argentina ("GNA"), the Argentine governmental agency charged with policing Argentina's borders; Administracion Federal de Ingresos Publicos ("AFIP"), the Argentine governmental agency charged with the collection of taxes; Perez Companc S.A., an Argentine energy conglomerate; BANELCO S.A., a private company engaged in electronic banking activities with approximately 510 electronic banking posts in Argentina; and Bansud S.A., a private bank with approximately 120 branches in Argentina.

     The following table sets forth the Company's customers by country as of the dates indicated(1):

                                                        NUMBER OF CUSTOMERS AS OF
                                                       ---------------------------
                                                        DECEMBER 31,    MARCH 31,
                                                       --------------   ----------
                      COUNTRY                          1996     1997       1998
                      -------                          -----   ------   ----------
Argentina(2)........................................    358      436        460
Colombia............................................    410      524        547
Venezuela...........................................     75      102        105
Ecuador.............................................     44       96        104
Mexico..............................................      7       16         20
USA.................................................     10       15         15
                                                        ---    -----      -----
     Total..........................................    904    1,189      1,251
                                                        ===    =====      =====

---------------

(1) Totals presented do not include customers from some of the Company's newer services such as Global Fax, Internet and Conexia.

(2) The number of customers for IMPSAT Argentina is presented as of November 30, 1996 and 1997.

     The Company's contracts with its customers typically range in duration from six months to five years and are generally for three years. Contracts generally may be terminated by the customer without penalty. The customer generally pays a fixed monthly fee based on the number of services and connections provided and varies with the particular specifications of the private telecommunications network system designed and developed for the customer. See "-- Sales, Marketing and Customer Service." In addition, the Company charges its customers a one-time fee that is intended to cover the Company's costs of installing equipment on the customers' premises.

     Because of the relatively short period of time that the Company has been in operation, a significant number of the Company's customers have not completed the term of their initial contracts with the Company. Many of the Company's customers have, however, expanded the amount and value of the services purchased from the Company. The Company's customers typically begin by purchasing limited VSAT services from the Company and then expand the services purchased from the Company by adding significant numbers of additional VSAT microstations and/or adding additional services such as Dataplus and Regional Teleport connections. For example, Molinos Rio de la Plata S.A. ("Molinos"), a major Argentine company in the food industry, began by purchasing five VSAT microstations for use by its principal manufacturing plants in electronic mail transmission. Molinos then expanded the services it purchases from the Company to include file transfer capabilities for the majority of its facilities, and Dataplus and ancillary voice transmission services for certain principal facilities. Similarly, Banco de Galicia y Buenos Aires S.A. initially purchased services for 31 VSAT microstations, and currently purchases services for a private telecommunications network consisting of over 240 VSAT microstations, 54 with voice channels, over 28 Teledatos connections, 123 Minidats and four Regional Teleports.

     By providing private telecommunications network solutions and superior customer support service to serve comprehensively the particular needs of each customer, the Company has been able to maintain ongoing relationships with existing customers, thus sustaining a base of continuing revenues. The stability of the Company's revenues is also supported by the nature of the private telecommunications network services offered by the Company and the difficulty of obtaining alternative services on short notice. The Company lost approximately 30 business customers in 1997 representing $4.9 million, or 3.1%, of the Company's revenues for 1997.

     The Company's contracts generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate at the time of invoicing between the local currency and the U.S. dollar. Notwithstanding such arrangements, the revenues of the customers of the Company are generally denominated in local currencies and although the Company's customers include some of the largest and most financially sound companies and financial institutions in their markets, devaluation in such currencies relative to the U.S. dollar could have a negative effect on the ability of the customers to pay the Company for its services. Such currency devaluations could also result in the Company's customers seeking to renegotiate their contracts with the Company or, failing satisfactory renegotiation, defaulting on such contracts. In addition, the imposition of exchange controls in the countries in which the Company operates could affect the Company's access to, and the exchange rate for, U.S. dollars. See "Risk Factors -- Currency Fluctuations, Devaluations and Restrictions."

SALES, MARKETING AND CUSTOMER SERVICE

     The Company views its relationships with its customers as long-term partnerships in which customer satisfaction is of paramount importance. The Company does not simply provide its customers with the equipment and infrastructure for a private telecommunications network system, but draws on a diverse range of technologies to provide customized telecommunications solutions to each customer.

     The Company applies an integrated approach to its sales, marketing and customer service functions. The Company's sales, marketing and customer service professionals are organized into a number of service teams, each comprising up to 12 persons and includes individuals with backgrounds in and responsibilities for marketing, operations, engineering, maintenance, customer service and administration. Each team is jointly responsible for all aspects of a particular customer's or a group of customers' relationship with the Company and each customer is able to call upon any of its service team representatives to respond to the customer's service requirements. Each individual within each service team is trained in a variety of skills so that no service team is dependent upon any one individual to address the critical and time sensitive needs of its customers.

     In the Company's larger operations, including in Argentina and Colombia, the Company has established several service teams, each focusing on a particular type of client. For example, in Argentina, the Company has service teams devoted to industrial customers, financial institutions, governmental agencies and companies with headquarters in the interior of the country, as well as a special service team that was established to service the particular needs of key customers. Within each segment of the Company's market, the respective service team is responsible both for new sales to potential customers within such segment as well as for the servicing and customer satisfaction monitoring of existing customers. In addition, each customer is assigned an account manager, who has overall responsibility for relations with that customer. An important function of the account manager is to identify new or enhanced services that can be marketed to existing customers.

     As the first step in the Company's marketing process, after an initial contact has been established between the Company and a potential customer, the Company evaluates the customer's telecommunications needs. After the Company has completed its study, the Company creates a plan for the customer which includes a description of the Company's proposed tailor-made technological solution, utilizing and combining those components of the Company's private telecommunications network services that best serve the customer's particular needs. With respect to the provision of services to governmental agency customers, such proposals often are delivered in response to public bid solicitations and related governmental bidding procedures that govern the contracting of services by governmental agencies.

     Following execution of a contract with a new customer, the Company commences the detailed technical engineering work required to implement the private telecommunications network system tailored to the customer's needs, including fine-tuning the customer's software applications, and begins to purchase the microstations and other equipment to construct the network and connect the customer to the Company's existing facilities and infrastructure. Depending on the complexity of the package of services and the network to be provided to the customer, the period between the date a contract is signed and the customer's services are operating and generating revenue is typically between 45 days and four months. Once a customer's system is in operation, the Company provides customer service to address questions or problems on a 24-hour per day, 365-day per year basis.

     In addition to its salaried sales and marketing personnel, the Company often utilizes the services of third-party sales representatives to assist in generating sales and managing the contract process between the Company and potential customers. Such third parties typically receive a commission and royalties from the Company based on the value of the contract signed. To date the practice of utilizing third-party sales representatives in connection with the generation and servicing of customer contracts has been employed predominantly in Argentina. With respect to the other countries in which the Company currently operates, the Company principally has utilized its own sales force for the generation and servicing of customer contracts. The Company anticipates that it will continue to utilize such third-party sales representatives in connection with its operations in Argentina and that it primarily will use its own sales force in other countries in which it does business. As of March 31, 1998, IMPSAT Argentina had entered into contracts with third-party sales representatives for approximately 9% of its customer contracts, including a number of its largest contracts. The financial terms of IMPSAT Argentina's contracts with the third-party sales representatives vary based on the customers involved and the particular assistance provided by the representatives. Commissions paid by IMPSAT Argentina to third-party sales representatives totaled approximately 5.8% of IMPSAT Argentina's revenues for 1997.

COMPETITION

     The Company competes on the basis of its experience, quality, customer service, range of services offered and price. The Company's competitors fall into three broad categories. The first category is comprised of the PTOs in each of the countries in which it operates. The second category of competitors is comprised of other companies engaged in essentially the same business as the Company. Such companies operate competing VSAT and other satellite data transmission businesses, along with other terrestrial telecommunications links. The third category is comprised of companies that sell the equipment for privately owned networks that are operated and maintained by the customer but do not sell data transmission services. In addition, potential future competitors include certain of the large international telecommunications carriers which will be able to enter the local Latin American telecommunications markets in the coming years as the monopolies granted to the PTOs expire.

     Regarding the first group of competitors, the Company's further expansion into the integrated private telecommunications network systems market, along with continued deregulation of the telecommunications industry in Latin America, will bring the Company into greater competition with the PTOs. A number of PTOs in the countries in which the Company operates have recently established and marketed "large customer" or "grand user" business teams in an attempt to provide dedicated services to the type of customer that represents the Company's most significant targeted market. The Company believes that by establishing itself as a reliable, high-quality provider of private telecommunications network systems it will be able to maintain its current customers and successfully attract new customers. The Company might consider strategic alliances and other cooperative ventures with the PTOs in the area of private telecommunications network services to take advantage of each partner's relative strengths.

     With respect to the second category, the Company's competitors, many of whom operate VSAT systems, include international satellite providers such as COMSAT Corp. and local data transmission providers. Regarding these competitors, the Company believes that it is able to compete successfully in data transmission services by virtue of having a broad array of services and of providing high-quality, custom-designed services that are tailored to meet the specific needs of each customer.

     The third category of competitors are comprised of companies that do not sell data transmission services, but merely supply the equipment necessary for a customer to establish and maintain its own private telecommunications network. The Company believes that it possesses significant competitive advantages over such competitors, including its ability to provide comprehensive telecommunications services that offer the benefits of a private network while freeing the customers from the burdens of operating and maintaining the network.

     While the PTOs and international telecommunications carriers have in the past focused on local and long distance telephony services, in the future they may focus on the private telecommunications network systems segment of the telecommunications market. Such entities have significantly greater financial and other resources than the Company, including greater access to financing, and may be able to subsidize their private telecommunications network businesses with revenues from public telephony. More recently, global alliances have been formed by major telecommunications carriers as deregulation in Latin America and elsewhere opens new market opportunities. For example, Telefonica S.A. of Spain, Worldcom and MCI recently announced the formation of an alliance to cooperate in Latin America and elsewhere, through joint ventures and equity holdings in each other's subsidiaries. The three companies reportedly announced an initial expectation to invest up to $200 million in Latin America. There can be no assurance that such greater competition will not adversely affect the Company's financial condition or results of operations. See "Risk Factors -- Competition".

     In addition, there can be no assurance that competing technologies will not become available that will adversely affect the Company's position, although the Company believes that it has the flexibility to act quickly to take advantage of any significant technological development. For example, new technologies such as asynchronous digital subscriber line ("ADSL") can significantly enhance the speed of traditional copper lines. Such technologies could enable the Company's PTO competitors to offer customers new high-speed services without undergoing the expense of replacing their existing twisted-pair copper networks, thereby negating the Company's "last mile" advantage. The Company's private telecommunications services also could face future competition from entities using or proposing to use new or emerging voice and data transmission services or technologies which currently are not widely available in Latin America, such as space based systems dedicated to data distribution services, generally known as "Little-LEOs" and "Broadband" systems.

     The Company has recently established operations in Brazil and expects to face significant competition in that market. Brazil is by far the largest telecommunications market in Latin America and is expected to attract numerous providers, many of whom may be larger and better financed than the Company. It was recently announced that Telebras, the Brazilian national telecommunications company, will be split into twelve holding companies, some or all of which will be privatized. In addition, numerous additional concessions to provide telephony and data transmission services are expected to be granted. It is likely that large international carriers will bid on one or more of these holding companies. Winning bidders and concessionaires are likely also to focus on parts of the Brazilian market beyond those in which they initially obtain a concession. The presence of large carriers in Brazil may negatively affect the Company's prospects in Brazil. As the Brazilian telecommunications sector is liberalized and deregulated, competition is likely to initially come from current telecommunications service providers in that country, including Embratel, Brazil's state-owned, monopoly long-distance carrier; Promon Eletronica Ltda., one of the largest Brazilian private telecommunications companies and the local partner of Hughes for the provision of satellite telecommunications networks; COMSAT do Brazil Ltda.; and GSI, a wholly-owned data transmission services subsidiary of IBM, as well as from other domestic and international entrants. Global One, the joint venture of Deutsche Telekom AG, France Telecom S.A. and Sprint, recently received a license to offer international and domestic telecommunications services to corporations in Brazil. Moreover, large, well financed international telecommunications carriers, such as AT&T, MCI, Worldcom and Sprint, may be expected to enter the Brazilian telecommunications market.

     Rates are not regulated in the Company's countries of operation, and the prices for the Company's services are strongly influenced by market forces. The Company believes that increased competition in the coming years will result in increased pricing pressures. Although the Company to date has not suffered substantial price erosion, the Company has faced and expects to continue to face declining prices and may experience margin pressure in the future as the PTOs in the countries in which the Company has operations modernize their facilities, adapt to a competitive marketplace and place greater emphasis on data communications and as other companies enter the Latin American telecommunications market. These price and margin declines may be accelerated if new competitors enter its markets. The principal barriers to entry for prospective providers of private telecommunications network services such as those offered by the Company are the development of the requisite understanding of customer needs, and the technological and commercial experience and know-how and infrastructure to provide quality services to meet those needs. The Company believes that its operating experience as a pioneer in providing shared hub VSAT services, position as market leader, significant existing network infrastructure in its markets, and ability to offer a diversity of cost-efficient networking solutions, create significant competitive advantages.

REGULATION

     The Company is subject to regulation by the national telecommunications authorities of the countries in which it operates, and its operations require the procurement of permits and licenses from such authorities. While the Company believes it has received all authorizations from regulatory authorities that are required for it to offer its services in the countries in which it currently operates, the current conditions governing the Company's service offerings may be altered by future legislation or regulation. Such future legislation or regulation could favorably or unfavorably affect the Company's business and operations.

     Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. Several Latin American countries have completely or partially privatized their national carriers, including Argentina, Mexico and Venezuela. Furthermore, some countries have scheduled the demonopolization of their state telecommunications providers. For example, Argentina recently announced a telecommunications deregulation decree which contemplates the demonopolization of telephony services of Telecom Argentina and Telefonica. Brazil is in the process of opening its telecommunications market to competition and privatizing its PTO pursuant to a new law adopted in July 1997. Brazil established an independent regulator in October 1997, and value added and private network services are already open to competition. The Company believes that this trend toward deregulation, while likely to increase competition, will also present significant opportunities for the Company to expand its private telecommunications network services to, from and within the region, as well as to present opportunities for the Company in areas of telecommunications currently permitted to be conducted only by the PTOs. The regulatory regime in each of the countries in which the Company has operations, and the licenses and permits obtained by the Company, are separately described in the country-specific business descriptions under "-- Description of Country Operations" below.

EMPLOYEES

     As of March 31, 1998, the Company employed a total of 700 persons, of whom 280 were employed by IMPSAT Argentina and 181 were employed by IMPSAT Colombia. The number of employees of the Company has generally increased and is expected to continue to increase as a result of the Company's expansion in the countries in which it operates and into new countries. None of the Company's employees is a member of any union. The Company believes that its relations with its employees are good.

LEGAL MATTERS

     The Company is involved in or subject to various other litigation and legal proceedings incidental to the normal conduct of the Company's business, including with respect to regulatory matters.

     In November 1996, IMPSAT Argentina filed suit against ENCOTESA for amounts due under IMPSAT Argentina's contracts with ENCOTESA, which totaled $5.6 million, plus interest on such amounts. ENCOTESA was the Company's single largest delinquent account as of December 31, 1997. In December 1996, ENCOTESA filed its reply to IMPSAT Argentina's claim. The court has not yet ruled upon IMPSAT Argentina's claim against ENCOTESA. At the end of 1996, IMPSAT Argentina began to reserve 100% of all of its subsequent invoices submitted to ENCOTESA and to charge such amounts directly to selling, general and administrative expenses. Subsequently, IMPSAT Argentina reclassified its trade account receivables due from ENCOTESA to noncurrent assets at their estimated net realizable value. In September 1997, ENCOTESA, which was the Company's fourth largest customer as of December 31, 1996, was privatized and replaced by Correo Argentino S.A., ("Correo Argentino"), the entity formed by a private consortium to acquire and operate the Argentine postal system. Trade receivables of IMPSAT Argentina allocable to ENCOTESA were not transferred to or assumed by Correo Argentino and remain an obligation of the Argentine government. In addition, IMPSAT Argentina's contracts with ENCOTESA were not assumed by Correo Argentino. The Company will continue to monitor the ENCOTESA receivables situation. There can be no assurance that the ENCOTESA receivables situation will not have a material adverse effect on the Company's results of operations, liquidity or capital resources. For further information regarding IMPSAT Argentina's relationship with ENCOTESA, see "Risk Factors -- Receivables Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DESCRIPTION OF COUNTRY OPERATIONS

     The following are brief descriptions of certain specific matters relating to the operations of the Company's subsidiaries in Argentina, Venezuela, Colombia, Ecuador, Mexico, the United States and Brazil.

IMPSAT ARGENTINA

     IMPSAT Argentina, the Company's first subsidiary, was established in 1988 and began commercial operations in 1990. The Company currently owns a 95.2% equity interest in IMPSAT Argentina. Argentina has been the site of the initial introduction of each of the services provided by the Company, except Interplus.

     The Company's private telecommunications network services are provided in Argentina through the Company's fiber optic, microwave and satellite facilities. The Company's principal transmission facilities in Argentina include its Teleport in Buenos Aires, Regional Teleports located in Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman, La Plata and Neuquen, and Teledatos networks in Buenos Aires, Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman and La Plata, with an aggregate of approximately 41 route miles of fiber. In addition, IMPSAT Argentina operates a digital microwave circuit that provides voice and data telecommunications links between user sites in Buenos Aires and Mendoza. As of March 31, 1998, the Company had installed approximately 2,361 VSAT microstations and 470 Dataplus earth stations in Argentina. The Company operates on both the C-band and Ku-band in Argentina with access to the Intelsat 706 and 709, PAS-1, PAS-5 and Nahuel-1 satellites. In addition, the CNC has allocated to IMPSAT Argentina 200 MHz of the 38 GHz band specified for point-to-point and point-to-multipoint microwave telecommunications services.

     IMPSAT Argentina had 460 customers at March 31, 1998. Financial institution customers provided approximately 37.8% of IMPSAT Argentina's revenues during 1997. The second largest sector of IMPSAT Argentina's customer base consists of governmental agencies, which represented approximately 23.1% of its revenues during 1997. IMPSAT Argentina's largest customers during 1997 included BNA (8.1% of IMPSAT Argentina's 1997 revenues); ANSeS, the Argentine social security administration, which has 136 branch offices (4.4% of IMPSAT Argentina's 1997 revenues); Banco de Galicia y Buenos Aires, the largest private bank in Argentina with more than 180 branches throughout the country (3.7% of IMPSAT Argentina's 1997 revenues); and YPF S.A., one of the largest companies in Argentina, which is engaged in hydrocarbon exploitation (3.0% of IMPSAT Argentina's 1997 revenues). Revenues from IMPSAT Argentina's top ten customers accounted for approximately 30.9% of IMPSAT Argentina's revenues during 1997.

     IMPSAT Argentina is a leader in data transmission and VSAT services in Argentina and estimates that it had over 40% of the market share in private telecommunications network services during 1997. The Company's principal competitors in Argentina for the provision of private telecommunications network services include Startel and Comsat Argentina S.A., a wholly-owned subsidiary of COMSAT, which provides corporate data transmission services, primarily through VSAT and SCPC technology.

IMPSAT ARGENTINA SELECTED FINANCIAL AND OTHER DATA

                                                                        MONTH
                                                                        ENDED       THREE MONTHS ENDED
                                    FISCAL YEAR ENDED NOVEMBER 30,   DECEMBER 31,        MARCH 31,
                                    ------------------------------   ------------   -------------------
                                      1995       1996       1997         1997         1997       1998
                                    --------   --------   --------   ------------   --------   --------
                                            (IN THOUSANDS, EXCEPT FOR OPERATING AND OTHER DATA)
SELECTED FINANCIAL DATA:
Net revenues from services........  $80,346    $85,145    $90,011       $8,130      $22,838    $23,944
Operating income..................   14,327     18,870     18,712        1,903        5,897      5,200
Net income........................    4,472      3,021      2,879          620        1,243      1,036
EBITDA............................   30,394     37,656     36,504        3,465       10,533      9,933
Capital expenditures..............   38,248     22,361     16,677          207       10,985      8,598
OPERATING DATA:
VSAT microstations installed......    1,951      2,111      2,446        2,452        2,187      2,361
Dataplus earth stations
  installed.......................      355        398        465          467          419        470
Teleports.........................        1          1          1            1            1          1
Regional Teleports................        6          6          7            7            6          7
Teledatos networks (fiber
  optic/microwave)................        7          7          7            7            7          7
Customers.........................      319        358        436          439          407        460
OTHER DATA:
Per capita GDP....................  $ 8,117    $ 8,351         --
     relative to U.S..............     29.5%      29.3%        --
Telephony revenue (U.S.$
  millions).......................  $ 6,183         --         --
Per capita telephony revenues.....      180         --         --
     relative to U.S..............     26.6%        --         --
Teledensity (lines in
  service/population 100).........     16.0         --         --
     relative to U.S..............     25.6%        --         --
Population (in millions)..........     34.3       34.8         --

---------------

Sources: The WEFA Group -- Latin America Outlook. International
         Telecommunication Union -- World Telecommunication Development International Data and Statistics, 1996.

REGULATION

     The supervision and control of the Argentine telecommunications sector is under the jurisdiction of the CNC and the Secretary of Communications. Prior to 1989, telecommunication services in Argentina were provided by Empresa Nacional de Telecomunicaciones ("ENTel"), the former state-owned national telecommunications monopoly. In 1989, the Argentine government enacted a series of laws to deregulate the telecommunications sector. Under the current regime, "basic telephone services" are supplied domestically by Telefonica and Telecom Argentina, pursuant to an exclusive license until November 2000. On March 10, 1998, the Argentine Government announced a telecommunications deregulation decree which contemplates the demonopolization of telephony services of Telecom Argentina and Telefonica and the commencement of deregulation of local and long-distance telephony markets in the year 2000. International voice and transmission services are supplied by Telintar, a joint venture between Telecom Argentina and Telefonica, which has an exclusive license until no later than 2000. Other services, such as those rendered by IMPSAT Argentina, are provided on a non-exclusive basis upon authorization by the CNC.

     IMPSAT Argentina obtained a permit in 1989 from the Argentine government, which was converted into a license with no expiration date in 1992, for the provision of data transmission services with ancillary voice channels within Argentina. The license does not specify what is meant by "ancillary" voice channels, and no official interpretation has been provided. In the event that regulations or other administrative guidance defining "ancillary" voice were to be issued in a manner that caused IMPSAT Argentina to restrict the use of its networks, the Company could be adversely affected. IMPSAT Argentina's license is subject to no material conditions and has no expiration date. Under the terms of the license, IMPSAT Argentina may provide point-to-point voice service in Argentina only if such voice transmission is accomplished without use of the local public telephone networks and only in connection with providing a service channel to its data transmission customers. IMPSAT Argentina is not permitted under its license to provide data transmission services from Argentina to points outside Argentina during the term of Telintar's statutory monopoly, unless Telintar permits IMPSAT Argentina to provide such services or unless specifically authorized by the CNC.

     IMPSAT Argentina provides value added services in the domestic and international market pursuant to a license granted by the Secretary of Communications in September 1995. Value added services include such services as electronic data, voice and fax mail, fax store and forward and Internet access. Argentine law requires that IMPSAT Argentina use international point-to-point trunk lines leased from Telintar to provide value added services internationally.

     IMPSAT Argentina also has obtained licenses with no expiration date for the provision of trunking and paging services within Argentina, although the Company currently has no intention of entering into the business of providing trunking and paging services. IMPSAT Argentina also has licenses with no expiration date to provide domestic and international videoconferencing services.

     Although certain services are provided on a competitive basis, the CNC is in charge of the authorization, supervision and control of the telecommunications services. IMPSAT Argentina is required to pay the CNC a monthly fee of 0.5% of its net revenues.

IMPSAT COLOMBIA

     IMPSAT Colombia began operations in December 1992. The Company holds a 74.2% equity interest in IMPSAT Colombia. Other principal shareholders of IMPSAT Colombia are Suramericana de Seguros and Suramericana de Capitalizacion, the insurance and finance arms of the Sindicato Antioqueno (Suramericana de Seguros, Suramericana de Capitalizacion and all other entities affiliated with the Sindicato Antioqueno being referred to as the "Suramericana Group"), which together hold a 24.6% equity interest in IMPSAT Colombia. Sindicato Antioqueno, which was formed in Medellin, Colombia in the mid-1970s, is a group of over 100 financial services, food, textile and apparel, construction and real estate companies related through cross-ownerships and interlocking directorates. Member companies of the Sindicato Antioqueno include Bancolombia, the largest commercial bank in Colombia; Cementos Argos, Colombia's largest cement manufacturer; and Nacional de Chocolates, one of Colombia's largest food processing firms.

     The Company's private telecommunications network services are provided in Colombia through fiber optic, microwave and satellite networks. The Company's principal transmission facilities in Colombia include the Teleport and Teledatos network in Bogota and Regional Teleports and Teledatos networks located in Medellin, Cali and Barranquilla. The Company's Teledatos network in Bogota is provided through a joint venture with the ETB, the Colombian PTO that provides local telephone service in the Bogota region, under which ETB provides the fiber optic infrastructure for the network while IMPSAT Colombia provides multiplexing equipment and terminal equipment on customer premises, controls and monitors the network, provides technical support and sells network services to customers. IMPSAT Colombia had approximately 957 VSAT microstations and 358 Dataplus earth stations installed at March 31, 1998. IMPSAT Colombia operates on the C-band with access to PAS-1 and the Intelsat 603 and 709 satellites.

     IMPSAT Colombia had 547 customers at March 31, 1998. Financial institutions provided approximately 37% of IMPSAT Colombia's revenues for 1997. The second largest sector of IMPSAT Colombia's customer base is comprised of industrial companies (including oil companies) which provided approximately 21% of IMPSAT Colombia's revenues for 1997. IMPSAT Colombia's largest customers during 1997 included Bancolombia S.A., the country's largest bank; Banco de la Republica, Colombia's central bank; Interred, an Internet access provider; and Concasa, a savings and loan corporation. Revenues from IMPSAT Colombia's top ten customers accounted for approximately 17% of IMPSAT Colombia's revenues for 1997. IMPSAT Colombia has recently entered into a five-year contract with Corporacion Nacional de Ahorro y Vivienda ("Conavi"), one of Colombia's largest financial institutions and a member of the Suramericana Group, to provide private telecommunications network services. The contract with Conavi contemplates monthly revenues to IMPSAT Colombia of $565,000 per month, but is terminable by Conavi after notice. Upon the commencement of service under this contract, Conavi will become the single largest customer of the Company.

     The Company estimates that it is a leader in terms of market share in VSAT and data transmission services at December 31, 1997. The Company's principal competitors in Colombia are Telecom Colombia; Colomsat, S.A., a privately-owned provider of facsimile, data and voice transmission services; Telegan, a provider of VSAT services; and Americatel Colombia, a joint venture between ENTEL Chile and Grupo Santo Domingo, Colombia's largest conglomerate, which provides voice, data and video services primarily to Grupo Santo Domingo.

IMPSAT COLOMBIA SELECTED FINANCIAL AND OTHER DATA

                                                                                 THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,             MARCH 31,
                                               ------------------------------   ---------------------
                                                 1995       1996       1997       1997        1998
                                               --------   --------   --------   ---------   ---------
                                                (IN THOUSANDS, EXCEPT FOR OPERATING AND OTHER DATA)
SELECTED FINANCIAL DATA:
Net revenues from services...................  $22,417    $35,116    $49,514     $10,908     $13,828
Operating income.............................    4,858     10,976     16,724       3,346       4,495
Net (loss) income............................     (135)     2,239      8,392       1,271       1,800
EBITDA.......................................    8,748     16,660     23,965       5,097       6,737
Capital expenditures.........................   19,684     15,447     20,256       3,042       5,287
OPERATING DATA:
VSAT microstations installed.................      812      1,066        886         790         957
Dataplus earth stations installed............       65        174        324         197         358
Teleport.....................................        1          1          1           1           1
Regional Teleports...........................        3          3          3           3           3
Teledatos networks (fiber optic/microwave)...        4          4          4           4           4
Customers....................................      271        410        524         448         547
OTHER DATA:
Per capita GDP...............................  $ 2,256    $ 2,401         --
     relative to U.S.........................      8.2%       8.4%        --
Telephony revenues (U.S. $ millions).........  $ 1,213         --         --
Per capita telephony revenues................       35         --         --
     relative to U.S.........................      5.1%        --         --
Teledensity (lines in service/population
  100).......................................     10.0         --         --
     relative to U.S.........................     16.0%        --         --
Population (in millions).....................     35.2       35.9         --

---------------

Sources: The WEFA Group -- Latin America Outlook. International
         Telecommunication Union -- World Telecommunication Development International Data and Statistics, 1996.

REGULATION

     The telecommunications industry in Colombia is subject to regulation by the Colombian Ministry of Communications. Since 1992, the Ministry of Communications has pursued a policy of liberalization, and has encouraged joint ventures between public and private telecommunications companies to provide new and improved telecommunications services.

     IMPSAT Colombia obtained a license in September 1991 which permits it to operate national and international digital information transmission services for twenty years. The license may be renewed at that time so long as IMPSAT Colombia complies with the terms and conditions of the license and any applicable laws and regulations. The license permits IMPSAT Colombia to engage in digital voice, data and video transmission services, the provision of value added services such as fax store and forward and electronic mail and Internet access services, and authorizes the use by IMPSAT Colombia of radio frequencies and satellite links in Colombia necessary to provide such services. IMPSAT Colombia is prohibited by the terms of the license from connecting to the Colombian public telecommunications network for purposes of reselling voice communications.

     IMPSAT Colombia is required to pay taxes equal to 5% of its gross revenues to the Ministry of Communications.

IMPSAT VENEZUELA

     IMPSAT Venezuela began operations in January 1993. The Company holds a 75% equity interest in IMPSAT Venezuela. The remaining 25% equity interest in IMPSAT Venezuela is held by members of the Suramericana Group. In 1997, IMPSAT Venezuela recorded revenue from services of $8.6 million and a net loss of $5.4 million.

     The Company's private telecommunications network services are provided in Venezuela by microwave and satellite networks. The Company's principal transmission facility in Venezuela is its Teleport in Caracas. The Company also has a Teledatos network in Caracas. The Company had installed 196 VSAT microstations and 88 Dataplus earth stations in Venezuela as of March 31, 1998. The Company operates on the C-band in Venezuela utilizing the PAS-1 and the Intelsat 709 satellites.

     IMPSAT Venezuela estimates that it had approximately 20% of the market share in data transmission services during 1997. The Company's principal competitors in Venezuela include Compania Anonima Nacional de Telefonos de Venezuela ("CANTV"), the Venezuelan PTO which is operated by a consortium led by GTE Corporation; Infosat, C.A., a private provider of data and video transmission services; MCI, which provides, data transmission and value added services in Venezuela; T-Data, the data transmission and Internet services division of Telcel, one of Venezuela's two cellular telephone providers; and Bantel, which provides data and voice transmission services.

     IMPSAT Venezuela had 105 customers at March 31, 1998. IMPSAT Venezuela's largest customers are generally large national and multinational corporations. IMPSAT Venezuela's largest customers during 1997 included Banco Mercantil SAICA, one of Venezuela's largest commercial banks; Reacciun, a national academic telecommunications network; Cadenas de Tiendas Venezolanas, S.A. ("Cativen"), one of Venezuela's largest retail department stores and supermarket chains. Corporacion Andina de Fomento, a multilateral development bank; Nabisco de Venezuela C.A., a subsidiary of multinational food and tobacco conglomerate RJR Nabisco Holdings Corp.; and Compania Occidental de Hidrocarburos, Inc., a subsidiary of Occidental Petroleum Corp. Revenues from IMPSAT Venezuela's top ten customers accounted for approximately 51.8% of IMPSAT Venezuela's revenues for 1997. In addition, IMPSAT Venezuela recently signed a five-year contract to provide private telecommunications network services to Instituto Nacional de Hipodromos ("INH"), a horse racing track. The contract with INH contemplates monthly revenues to IMPSAT Venezuela of $240,000 per month. Upon commencement of service under this contract, INH will become the single largest customer of IMPSAT Venezuela.

     The Venezuelan telecommunications industry is regulated by the Comision Nacional de Telecomunicaciones ("CONATEL"), which is under the jurisdiction of the Ministry of Transport and Communications.

     IMPSAT Venezuela obtained a license in December 1992, authorizing it to build, maintain and operate a private telecommunications network for the transmission of data, voice and video information. The license is valid for a period of ten years, with an option to renew for an additional ten years. The license prohibits IMPSAT Venezuela from providing its services through the public switched telephone networks operated by CANTV and from switching and sharing infrastructure with other operators of private telecommunications networks.

     A license was also issued to IMPSAT Venezuela in February 1996 for a period of ten years, with an option to renew for an additional ten years, for the provision of value added services such as fax store and forward, electronic mail and Internet access. There are no prohibitions under this license with respect to

IMPSAT Venezuela's ability to switch with CANTV or other private networks in connection with the provision of value added services.

     IMPSAT Venezuela received a 10-year license in February 1996 which permits it to switch with CANTV for the national and international transmission of data. The license would not permit it to switch with CANTV in connection with the transmission of voice until the year 2000.

     Under each of the licenses described above, IMPSAT Venezuela is or will be required to pay taxes and fees equal to 5.5% of a stipulated portion of its gross revenues from the services that are provided pursuant to such license. Such stipulated portion of its gross revenues currently represent approximately 70% of IMPSAT Venezuela's revenues.

IMPSAT ECUADOR

     The Company began operations in January 1995 and holds a 100% equity interest in IMPSAT Ecuador. For 1997, IMPSAT Ecuador recorded revenues from services of $5.5 million and a net loss of $1.0 million.

     The Company's private telecommunications network services are provided in Ecuador through fiber optic, microwave and satellite links. The Company operates on the C-band in Ecuador with access to the PAS-1 and PAS-5 satellites. A Teleport located in Quito, Ecuador was constructed in September 1995 and a Regional Teleport was constructed in Guayaquil in July 1995.

     IMPSAT Ecuador had approximately 104 customers as of March 31, 1998. Governmental entities and banks and financial institutions provided approximately 34%, and industrial and commercial companies provided approximately 21% of IMPSAT Ecuador's revenues for 1997.

     IMPSAT Ecuador's largest customers at December 31, 1997 included Banco del Pichincha, one of the largest Ecuadoran banks; Aduanas, the Ecuadoran customs agency; and Diners Club del Ecuador, a leading credit card company. Revenues from IMPSAT Ecuador's top ten customers accounted for approximately 52% of its revenues for 1997. In addition, the Company provides international communications services for the regional PTO located in the city of Cuenca.

     The telecommunications industry in Ecuador is regulated by the Consejo Nacional de Telecomunicaciones, the Secretaria Nacional de Telecomunicaciones and is under the control and supervision of the Superintendencia de Telecomunicaciones.

     IMPSAT Ecuador believes that it is the leading provider of private telecommunications network services in Ecuador. The Company's principal competitors in Ecuador include: Empresa Estatal de Telecomunicaciones del Ecuador ("EMETEL"), the Ecuadoran state-owned PTO; Suratel, S.A., which provides national and international SCPC and voice services; Consorcio Ecuatoriano de Telecomunicaciones S.A., which provides national and international SCPC services and cellular telephony; and Ram Telecom Telecomunicaciones S.A., which provides national SCPC services.

     IMPSAT Ecuador obtained a license in June 1994, which is effective for fifteen years, to provide data, voice and video transmission services so long as the provision of such services does not use the installed networks owned by EMETEL or any other company granted a monopoly for the provision of fixed telephony services. The license authorizes the installation, operation and exploitation by IMPSAT Ecuador of a satellite system to offer national and international information transmission services, including the construction of two teleports (in Quito and Guayaquil), VSAT microstations and Dataplus earth stations. IMPSAT Ecuador is required to pay an annual fee equal to 6% of certain of its revenues which have historically represented approximately half of IMPSAT Ecuador's revenues.

IMPSAT MEXICO

     IMPSAT Mexico was incorporated in 1995. The Company has a 99.9% equity interest in IMPSAT Mexico. For 1997, IMPSAT Mexico recorded net revenues from services of $1.4 million and a net loss of $1.4 million.

     The Company's private telecommunications network services are provided in Mexico through a Teleport located in Mexico City. The Teleport, construction of which was completed at the end of November 1996, is capable of providing dedicated-link and private network services using satellites for the transmission of voice, data and video signals. The Company operates on the C-band in Mexico with access to Intelsat 709, which has been approved by the Secretaria de Comunicaciones y Transportes ("SCT"), and to Solidaridad-II, a Mexican satellite.

     As of March 31, 1998, IMPSAT Mexico had 20 customers including: Wang de Mexico S.A. de C.V, a developer of computer equipment software; Carvajal S.A. de C.V., a publisher of textbooks and books of general interest and manufacturer of school products such as notebooks; Becton & Dickinson and SmithKline Beecham, two international pharmaceutical companies; and ATSI de Mexico S.A. de C.V., a private pay phone provider and a subsidiary of American TeleSource International, Inc.

     IMPSAT Mexico's current market share is insignificant. However, the Company believes that its technical experience, know-how and commitment to customer service should enable it to increase its revenues and market share over time. The Company's principal competitors in Mexico include: Telecomunicaciones de Mexico ("Telecomm"), the PTO charged with the provision of national satellite services, including satellite transmission services; Redes Via Satelites S.A. de C.V., which sells telecommunications equipment and provides equipment maintenance services, and recently began providing outsourcing services; SERSA/ GeoComm, which provides teleport services; Vitacom de Mexico S.A. de C.V., which sells and manufactures equipment, provides maintenance and installation services, and recently began to offer teleport services; Optel Telecommunications, S.A. de C.V., which offers data transmission services and provides national and international telecommunications services; and Satelitron, S.A. de C.V., which principally offers national and international data transmission links.

     The telecommunications industry is regulated primarily by the SCT. An agency of the SCT, Telecomm, is charged with the regulation of non-national satellite and telegraph services. Telecomm supervises carriers and allocates electronic frequencies for satellite communications. Satelites Mexicanos, S.A. de C.V. ("SatMex"), formerly a Mexican government agency before its privatization in December 1997, owns and operates Solidaridad II along with other Mexican satellites.

     IMPSAT Mexico obtained a permit from the SCT in May 1994, which authorizes the installation, operation and exploitation by IMPSAT Mexico of a network of earth stations to provide dedicated-link services, including VSAT services, for the transmission of voice, data and videoconferencing signals. The permit provides that such services must use Mexican satellites or those designated or approved by the Mexican government. IMPSAT Mexico's permit imposes no restrictions on IMPSAT Mexico's ability to carry voice. Interconnection of IMPSAT Mexico's network to networks in other countries requires the approval of the SCT. While IMPSAT Mexico's permit is valid for a period of fifteen years, its terms and conditions may be revised for a nominal fee after the first five years if the SCT believes such changes to be in the public interest. IMPSAT Mexico has the right to renew the permit for an additional 15 years if it has complied with the provisions of the permit and agrees to accept any new conditions that may be imposed by the SCT.

     IMPSAT Mexico is required to pay 5% of its telecommunications services income to the Mexican government. In addition, IMPSAT Mexico is required to pay to the government certain fees for having its signals transmitted and received by satellite, and nominal fees for the installation of new earth stations.

     On June 7, 1995, the Mexican government promulgated a law which restricts foreign investment in concession holders to no more than a 49% interest. The Company has been advised by local Mexican counsel that this restriction does not apply to IMPSAT Mexico because IMPSAT Mexico provides its services pursuant to a permit, and does not hold a concession. In addition, the law does not apply to concessions granted prior to its enactment.

IMPSAT USA

     IMPSAT USA began offering Interplus services between Latin America and North America in February 1996. The Company holds a 100% equity interest in IMPSAT USA. IMPSAT USA had revenues of $5.0 million and operating expenses of $3.9 million during 1997.

     IMPSAT USA has leased teleport facilities in south Florida and New Jersey and has purchased switching hardware and software from General Datacom, ACT Networks, Ascend Communications, Inc., Cisco Systems Inc., Adtran Inc., and others. IMPSAT USA is currently constructing its own Teleport in south Florida, which is expected to be completed by the end of 1998.

     IMPSAT USA's target customer base can be divided into two distinct segments: retail and wholesale. The retail segment consists of multinational corporations with extensive voice and data communications needs, which are the primary end-users in the United States/Latin American market for international private-line services. IMPSAT USA's wholesale marketing campaign targets U.S.-based Competitive Access Providers ("CAPs"), Latin American Internet service providers and international long-distance carriers for specific niche products. IMPSAT USA currently provides Interplus service to 15 customers (excluding intercompany accounts). IMPSAT USA's customer accounts include Intermedia Communications of Florida Inc., one of the largest CAPs in the United States, which has an Interplus link between Florida and its customer's location in Medellin, Colombia; UBESA, the Ecuadoran subsidiary of Dole Fresh Fruit International Ltd.; and Business Technology Services, Inc., a call back services provider based in Miami, Florida, both of which have Interplus links between Florida and their locations in Ecuador. In addition, in February 1997, IMPSAT USA signed an agreement with MCI Global Resources, Inc. pursuant to which circuits are being provided from Florida to MCI's customer locations in Honduras and Colombia.

     IMPSAT USA expects intense competition in the market for international private line network services between the United States and Latin America. Such competition is expected to come primarily from the "Big Four" long-distance carriers (AT&T, MCI, Sprint and Worldcom) in conjunction with Latin American PTOs, as well as from alternative regional carriers. The Company believes that IMPSAT USA is positioned to compete effectively by offering better end-to-end customer service and quality assurance in Latin America through its regional knowledge and in-country contacts using IMPSAT sister companies.

     The Federal Communications Commission ("FCC") exercises exclusive U.S. jurisdiction over all facilities and services of communications carriers to the extent that such facilities and services are used for interstate or international communications. IMPSAT USA received authorization from the FCC in September 1995 to provide facilities-based telecommunications services, including switched voice and data and private line services, between the United States and various international points using certain international satellite facilities. In connection with these services, IMPSAT USA also is authorized to lease and operate any necessary U.S. connecting facilities. On June 5, 1997, IMPSAT USA's application for authorization to resell telecommunications services of other international carriers between the United States and various international points was granted by the FCC. On July 25, 1997, IMPSAT USA's application to the FCC for authority to operate as an international facilities-based and international global resale carrier was granted.

IMPSAT BRAZIL

     IMPSAT Brazil was established by Nevasa to apply for a value added telecommunications license in Brazil and to develop such business in Brazil with the understanding between Nevasa and its then minority partner in the Company, STET International, that IMPSAT Brazil would be combined with the Company at a later date to be agreed upon. The Company presently holds an 99.9% ownership interest in IMPSAT Brazil.

     IMPSAT Brazil is currently providing Dataplus, Interplus and network outsourcing services utilizing satellite capacity subleased from Embratel. Last mile solutions in metropolitan areas are anticipated initially to be delivered through microwave and fiber optic links leased from local PTOs. IMPSAT Brazil plans to operate its network through two teleports to be located in Sao Paulo and Curitiba. Depending on the Company's success, the Company anticipates that it may construct additional teleports in the main Brazilian cities in the future. After construction of a teleport, the Company expects its operations in Brazil to utilize the C-bands and Ku-bands on Brazilsat, PanAmSat, Intelsat and Nahuel satellites.

     As of March 31, 1998, IMPSAT Brazil was providing private network telecommunications services in Brazil to Shell do Brasil S.A., Fundacao Cultural e Educacional, TCA Ltda., Ultrafertil, Sony Music Entertainment, and HSBC Bamerindus, through a total of 23 Dataplus and three Interplus earth stations and the outsourcing of a 200 VSAT microstation network for HSBC Bamerindus. IMPSAT Brazil recorded revenues of $0.3 million and operating expenses of $1.4 million for 1997, which were not consolidated with the Company's operating results.

     The Company expects to use its well-developed technological and commercial experience and knowledge of private telecommunications network services in Latin America for further market penetration and expansion of its customer base in Brazil. Brazil, with an estimated population of 156 million people, potentially represents one of the largest telecommunications markets in Latin America. Brazil is four times the size of any other South American country and has more people than all the other South American countries combined. It is the fifth largest country in the world both in terms of area and population. Brazil's economy is also the largest in Latin America with reported GDP of $803 billion in 1997, a 3% gain over the previous year. The Brazilian population has been urbanized over the past 40 years -- as a percentage of total population, urban population in Brazil has grown from approximately 49% in 1970 to 74% in 1993 -- due to a rapid change from an agriculture based economy to an industrial and service based economy. As a result, Brazil has numerous large urban areas separated by great distances, a characteristic that is correlated with a high demand for telecommunications services.

     Commercial and governmental activity in Brazil are often dispersed among multiple sites located great distances apart. The Company believes its satellite-based private telecommunications network services are well-suited to such an environment. The Company's services are designed to reach many locations over vast distances simultaneously (i.e., point-to-multi-point transmission) and for connecting a number of locations that cannot be connected efficiently or cost-effectively by terrestrial telecommunications networks. Despite its large land mass, population and economy, existing telecommunications infrastructure is unreliable, inadequate and expensive. Telephony infrastructure and service quality has not kept pace with rapidly increasing demand. Consistent with its experience in its other Latin American markets, where the local telecommunications infrastructure is often unreliable and not readily accessible, the Company believes that significant opportunities exist in Brazil for providers of private telecommunications network services.

     The Company's experience in other Latin American markets indicates that the rate of growth for private telecommunications network services is generally greater than that of the telecommunications sector as a whole. The Company believes that Brazil's low teledensity; poor telephony infrastructure, both switched and non-switched; growing economy with strong, unsatisfied demand for reliable, cost-effective telecommunications solutions in a variety of commercial and industrial settings; and its recently commenced liberalization and deregulation of the telecommunications sector all underscore the breadth of opportunity in the private telecommunications network services market in that country.

     The Company expects intense competition in the market for private telecommunications network services in Brazil. Such competition is expected to come primarily from Embratel, Promon Eletronica Ltda., COMSAT do Brasil Ltda., Victori Comunicacoes (a joint venture between Globo Participacoes Ltda., STET Victori Internacional Engenharia de Telecomunicacoes S.A. and Laboratorio Digital Ltda.) and GSI, as well as from other domestic and international market entrants as the Brazilian telecommunications industry is liberalized and deregulated. These factors are expected to be particularly attractive to large, multinational customers which prefer to be serviced by one company within the region. The Company intends to use its well-developed technological and commercial experience and knowledge in South America as a launching point for expansion and market penetration in Brazil and as an integral part of its pan-Latin American network of private telecommunications services. The Company expects to compete effectively in Brazil by delivering tailor-made solutions to meet the particular telecommunications needs of its customers; offering a broad range of services; and providing personalized attention and uncompromising customer service and support. The Company will initially focus on large corporations, financial institutions and governmental entities, providing

VSAT, Dataplus and Interplus services, and adding Internet access and other value added services as the network and customer base expands. The Company's sales efforts in Brazil will focus primarily on the 500 largest companies and international corporations based in the main economic centers of Brazil: Sao Paulo, Rio de Janeiro, Minas Gerais, Parana, Rio Grande do Sul, Brasilia and Bahia. The Company's sales strategy will aim to provide the customer with highly personalized pre-sale, sale and post-sale attention. The Company believes that such comprehensive customer service at all stages of the relationship should promote customer loyalty and generate demand for additional services by existing customers. See "Risk Factors -- Competition."

     The telecommunications and postal services in Brazil are regulated by the Ministry of Communications (the "Ministry") pursuant to the Telecommunications Law of 1962, as amended in 1995 (the "Cable TV Law") and in 1996 (the "Minimum Law"). Brazil's telecommunications laws recently underwent significant revision with the enactment by the Brazilian legislature in September 1997 of a new statute (the "General Telecommunications Law") authorizing the creation of the Agencia Nacional de Telecomunicacoes ("Anatel"), an independent agency that regulates all aspects of telecommunications services, except radio and TV broadcasting, including the granting of licenses under the General Telecommunications Law. In addition, competition both at the local and long distance levels is expected to be introduced, with the privatization of Telebras and the dismantling of its telecommunications monopoly.

     Under the General Telecommunications Law, value added services may not be provided in Brazil without prior governmental authorization. The Brazil License, which was granted to IMPSAT Brazil by Anatel permits IMPSAT Brazil to lease satellite capacity directly from satellite carriers and sell corporate telecommunications services (data, voice and video) using terrestrial and satellite links to third parties.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In accordance with its Bylaws, IMPSAT Corporation currently has eight members on its Board of Directors. The directors of the Company will hold office until the next annual meeting of stockholders and until successors of such directors have been elected and qualified, or until their earlier death, resignation or removal. The holders of the Series A Preferred Stock have, since the issuance thereof, had the right to vote as a separate class to elect two directors. Ms. Marianne Hay and Mr. Stephen Munger currently serve in such capacities.

     The President of IMPSAT Corporation is elected at the annual meeting of stockholders. The other officers are elected at the annual meetings of the Board of Directors. All officers hold office until their successors are elected and qualified, or until their earlier death, resignation or removal.

     Set forth below are the names, ages and positions of directors and executive officers of the Company as of March 31, 1998. The officers designated as executive officers of IMPSAT Corporation are employees of Resis, a wholly-owned subsidiary of the Company, which provides services to the Company pursuant to a management services agreement with the Company.

                  NAME                       AGE                          POSITION
                  ----                      ------                        --------
DIRECTORS
---------
Enrique M. Pescarmona...................      54      Chairman of the Board
Ricardo A. Verdaguer....................      47      Director, President and Chief Executive Officer
Roberto A. Vivo.........................      44      Director, Deputy Chief Executive Officer
Alexander Rivelis.......................      57      Director and Vice President, Institutional
                                                      Relations
Lucas Pescarmona........................      27      Director
Sofia Pescarmona........................      24      Director
Marianne Hay*...........................      46      Director
Stephen R. Munger*......................      40      Director

EXECUTIVE OFFICERS
------------------
Hector Alonso...........................      40      Chief Operating Officer
Guillermo Jofre.........................      42      Chief Financial Officer
Guillermo V. Pardo......................      47      Vice President, Planning
Jose R. Torres..........................      39      Vice President, Administration, Chief Accounting
                                                      Officer
Alejandro Suarez del Cerro..............      44      Vice President, Technology
Rafael Carchak Canes....................      48      President of IMPSAT Argentina
Horacio Sajoux..........................      45      President of IMPSAT Colombia
Mariano Torre Gomez.....................      47      President of IMPSAT Venezuela
Mauricio G. Klau........................      35      President of IMPSAT Mexico
Rodolfo Arroyo..........................      38      President of IMPSAT Ecuador
Richard Horner..........................      46      President of IMPSAT USA
Daniel V. Hourquescos...................      46      President of IMPSAT Brazil

---------------

* Pursuant to the terms of the Certificate of Designations, on March 19, 1998, Ms. Marianne Hay and Mr. Stephen Munger were elected to the Company's Board of Directors by the Morgan Stanley Investors. See "Certain Relationships and Related Transactions -- STET Share Purchase and Series A Preferred Stock Issuance."

BIOGRAPHIES OF DIRECTORS AND EXECUTIVE OFFICERS

     Information with respect to the business experience and the affiliations of the current directors and executive officers of the Company is set forth below.

     Enrique M. Pescarmona has been Chairman of the Board of Directors of IMPSAT Corporation since September 1994 and a member of the Board of Directors of IMPSAT Argentina since March 1994. Mr. Pescarmona is also Chairman of Corporacion IMPSA S.A. ("CORIM"), the holding company for the Pescarmona family, and Industrias Metalurgicas Pescarmona S.A.I.C. y F. ("IMPSA"). He is a director of Lagarde, S.A. (a wine company), Ingenieria y Computacion S.A. ("ICSA") (a manufacturer of electronic components), Mercantil Andina S.A. ("Mercantil Andina") (an insurance company), TCA S.A. ("TCA") (a manufacturer of automobile parts), Buenos Aires al Pacifico San Martin S.A. ("BAPSA") and Ferrocarriles Mesopotamico General Urquiza S.A. (Argentine railway companies). Mr. Pescarmona is an electromechanical engineer with a master's degree in economics and business administration from the University of Navarra in Spain.

     Ricardo A. Verdaguer has been President, Chief Executive Officer and a member of the Board of Directors of IMPSAT Corporation since September 1994. Mr. Verdaguer has also served as President of IMPSAT Argentina from April 1988 until February 1990 and has served as Chairman of the Board of Directors of IMPSAT Argentina since 1990. Mr. Verdaguer served in a number of management positions with IMPSA from 1976 to 1988, including as Manager of the Contracts and Construction Department and Manager of the Commercial Department. Mr. Verdaguer holds a degree in electromechanical engineering from Ingenieria de la Universidad Juan Agustin Maza, Mendoza.

     Roberto A. Vivo has been Deputy Chief Executive Officer and a member of the Board of Directors of IMPSAT Corporation since September 1994. Mr. Vivo has also served as Marketing Director of IMPSAT Argentina from April 1988 to December 1994 and as a member of the Board of Directors of IMPSAT Argentina from 1988 to the present. Mr. Vivo also serves as Chairman of the Board of Directors of FAICSA, an Argentina company engaged in public construction projects. Mr. Vivo holds a degree in business administration from Universidad Argentina de la Empresa.

     Alexander Rivelis has been Vice President of Institutional Relations and a member of the Board of Directors of IMPSAT Corporation since December 1994. Mr. Rivelis served as President of IMPSAT Colombia from 1991 to March 1993, President of IMPSAT USA from 1995 to 1993, and has held a variety of managerial positions with companies in the Pescarmona group from 1978 through 1996. Mr. Rivelis holds a degree in electrical and mechanical engineering from the University of Rosario, Argentina.

     Lucas Enrique Pescarmona, a son of Enrique M. Pescarmona, has been a member of the Board of Directors of IMPSAT Corporation since February 1996. From 1993 to 1995 he held positions in the Buenos Aires, Argentina office of Arthur Andersen & Co. In 1995 he transferred to Tecnologica em Componentes Automotivos S.A. ("TCA Brazil"), a Brazilian manufacturer of automotive parts that is part of the Pescarmona group, as senior investment analyst in Brazil. Mr. Pescarmona is also a member of the Board of Directors of TCA, another company within the Pescarmona group. Mr. Pescarmona holds degrees in economics and political science from the University of Pittsburgh and holds a master of business administration degree at SDA Bocconi in Milan.

     Sofia Pescarmona, a daughter of Enrique M. Pescarmona, has been a member of the Board of Directors of IMPSAT Corporation since February 1996. From August 1994 to December 1997, Ms. Pescarmona has held several positions in the Company, including in the Internet unit and marketing department of IMPSAT Corporation and the sales department of IMPSAT Argentina. Ms. Pescarmona holds a degree in international relations from Tufts University. Ms. Pescarmona is currently pursuing an MBA degree at IAE, Universidad Austral in Argentina.

     Marianne Hay has been a member of the Board of Directors of IMPSAT Corporation since March 1998. Ms. Hay is a Managing Director of Morgan Stanley Dean Witter & Co. and is President of the Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. Ms. Hay joined Morgan Stanley in 1993.

Ms. Hay graduated from Edinburgh University with a degree in genetics and holds a Diploma in education and the qualification of Association of the Institute of Bankers in Scotland.

     Stephen R. Munger has been a member of the Board of Directors of IMPSAT Corporation since March 1998. Mr. Munger is a Managing Director in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley & Co. Incorporated with a focus on the energy industry and is Head of Princes Gate. He joined the Firm in 1988 as a Vice President in the Corporate Finance Department. He became a principal in 1990 and a Managing Director in 1993. Since February 1998, Mr. Munger has been a member of the Board of Directors of Wright Medical Technologies, Inc. Mr. Munger graduated from Dartmouth College and received an MBA from the Wharton School of the University of Pennsylvania.

     Hector Alonso has been Chief Operating Officer of IMPSAT Corporation beginning in September 1996 and was President of IMPSAT Colombia from September 1993 to August 1996. Prior to joining IMPSAT Colombia, Mr. Alonso had 14 years of experience in a variety of senior management positions with companies in the Pescarmona group. Mr. Alonso holds a degree in industrial engineering from Universidad Argentina de la Empresa.

     Guillermo Jofre has been Chief Financial Officer of IMPSAT Corporation since May 1995. Prior to joining the Company, Mr. Jofre was Executive Vice President of Banque Indosuez in Argentina from 1993 to 1995, and has had over ten years of experience in management positions with companies in Argentina, Germany and Switzerland. Presently, Mr. Jofre also serves as a member of the Board of Directors of the investment fund Bemberg Inversiones S.A. Mr. Jofre holds a degree in public accounting from University of Cordoba and an MBA from Imede of Switzerland.

     Guillermo V. Pardo has been Vice President, Planning of IMPSAT Corporation since January 1995. Mr. Pardo was previously Managing Director of the Guido Di Tella companies and has had over 20 years of experience in finance positions in a number of companies in Argentina and Spain. Mr. Pardo is currently a member of the Board of Directors of IMPSAT Argentina, FAICSA and the Fundacion Torcuato Di Tella. Mr. Pardo holds a degree in business administration from Universidad de Buenos Aires.

     Jose R. Torres has been Vice President, Administration and Chief Accounting Officer of IMPSAT Corporation since January 1995 and a Director of IMPSAT Argentina since 1990. Mr. Torres served as external auditor of the Mendoza Stock Exchange from 1982 to 1983. Mr. Torres previously worked as assistant finance manager of IMPSA and as finance manager of IMPSAT Argentina until December 1994. Mr. Torres holds a degree in public accounting from Universidad Nacional de Cuyo.

     Alejandro Suarez del Cerro has been Vice President, Technology of IMPSAT Corporation since November 1997. Previously, Mr. Suarez del Cerro held a number of management positions with IMPSAT Argentina, including the positions of Technical Project Leader from 1988 to 1990, Technical Manager from 1990 to 1991, Development Manager from 1991 to 1994 and Vice President, Technology from 1995 to 1997. Mr. Suarez del Cerro holds a degree in electronic engineering from Universidad de Buenos Aires.

     Rafael Carchak Canes has been President and a Director of IMPSAT Argentina since May 1995. Prior to joining the Company, Mr. Carchak served in a variety of management positions with Eveready over a 15 year period, including Operations Manager of Eveready Argentina from 1990 to 1992, and as President of Eveready Argentina from 1992, in which position Mr. Carchak had responsibility for Eveready's operations in Argentina, Paraguay and Chile. Mr. Carchak holds a degree in engineering from Universidad de Buenos Aires.

     Horacio Sajoux has been President of IMPSAT Colombia since September 1996. Previously, Mr. Sajoux held several management positions with IMPSAT Colombia, including General Director of Teledatos S.A., the joint venture entity formed by IMPSAT Colombia and ETB; Vice President, Commercial and Technology; and Commercial Manager and Director of Technology. Prior to joining IMPSAT Colombia in 1992, Mr. Sajoux was employed in a number of management positions at IMPSAT Argentina beginning in 1989. Mr. Sajoux received a degree in electromechanical engineering from Universidad de Buenos Aires.

     Mariano Torre Gomez has been President of IMPSAT Venezuela since April 1997. Mr. Torre has served in a variety of positions involving engineering, production, planning, business development and new markets for companies in the Pescarmona group over a period of 17 years. Mr. Torre served two years as President of IMPSAT Ecuador from 1997. Before that, Mr. Torre served four years at IMPSAT Argentina in the Commercial and New Licenses Departments. Mr. Torre holds a degree in engineering from Universidad Tecnologica Nacional.

     Mauricio Gabriel Klau has been President of IMPSAT Mexico since June 1997. Previously, Mr. Klau held several positions within IMPSAT Argentina and IMPSAT Mexico. Mr. Klau holds a degree in electronic engineering from Universidad de Buenos Aires.

     Rodolfo Arroyo became President of IMPSAT Ecuador in March 1997, after joining IMPSAT Ecuador as a General Manager in April 1996. From the end of 1991 until April 1996, Mr. Arroyo was employed in several different capacities at IMPSAT Colombia, including Vice President, Planning and Control and Vice President, Operations. Prior to joining the Company, Mr. Arroyo was employed by IMPSA as Projects Manager from July 1988 until December 1991. Mr. Arroyo holds a degree in civil engineering from Universidad Nacional de San Juan in Mendoza, Argentina.

     Richard Horner has been President of IMPSAT USA since July 1995. Prior to joining IMPSAT USA, Mr. Horner was South American Sales Manager for Scientific-Atlanta Network Systems Group from 1991 to 1995, where he was responsible for commercialization of satellite-based network products to both PTOs and emerging private sector carriers. Mr. Horner holds a Bachelor of Arts degree from Amherst College, a degree in electrical engineering from the University of Kansas and a Master of Arts degree in Latin American studies from the University of Texas -- Austin.

     Daniel V. Houquescos became President of IMPSAT Brazil on March 17, 1997. Since 1990, Mr. Horquescos has held several positions in the Company, including General Manager of IMPSAT Argentina from March 1993 to April 1995. Prior to joining IMPSAT Argentina, Mr. Horquescos served as director of information services of Direccion General Impositiva, the former Argentine governmental agency charged with the collection of taxes, and associate Director of CMA International Company. Mr. Horquescos holds a degree in industrial engineering from the Instituto Tecnologico de Buenos Aires.

EXECUTIVE COMPENSATION

     The following tables set forth the compensation paid or accrued to the chief executive officer and the three most highly compensated other executive officers receiving over $100,000 per year of IMPSAT Corporation during 1997. No bonuses were paid by IMPSAT Corporation to such executive officers during 1997. The Company does not maintain any long term incentive plans and does not grant stock appreciation rights, stock options or restricted stock awards.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL COMPENSATION
                                                      -----------------------------------------
                      NAME AND                                                     OTHER ANNUAL
                 PRINCIPAL POSITION                   YEAR    SALARY     BONUS     COMPENSATION
                 ------------------                   ----   --------   --------   ------------
Enrique M. Pescarmona...............................  1997   $291,045   $     --     $     --
Chairman of the Board

Ricardo A. Verdaguer................................  1997    240,500         --           --
President and Chief Executive Officer

Roberto A. Vivo.....................................  1997    198,250         --           --
Director, Deputy Chief Executive Officer and Vice
  President, Marketing

Rafael Carchak Canes................................  1997    203,372         --           --
Director and President of IMPSAT Argentina

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company does not have a compensation committee. Decisions with respect to compensation matters that otherwise would be decided by a compensation committee are made by the Board of Directors as a whole. Pursuant to the terms of the Securityholders Agreement (as defined below), for so long as any Morgan Stanley Investors beneficially own a majority of the shares of Series A Preferred Stock outstanding on their date of issuance, any material amendment or change of the compensation arrangements of IMPSAT Corporation's Chief Executive Officer, Chief Financial Officer, Deputy Chief Executive Officer or Chief Operating Officer must be approved by the designees of the Morgan Stanley Investors to the Board of Directors of the Company.

     The Morgan Stanley Investors, which are affiliates of Morgan Stanley Dean Witter & Co., own 25,000 shares of Series A Preferred Stock. Effective March 19, 1998, the holders of the Series A Preferred Stock designated Ms. Marianne Hay and Mr. Stephen Munger as Directors of the Company. In addition, Morgan Stanley & Co. Incorporated was the placement agent in connection with the offering of the Existing Senior Notes, and was one of the Placement Agents in connection with the Offering. See "Certain Relationships and Related Transactions -- STET Share Purchase and Series A Preferred Stock Issuance" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

     The following table and the accompanying notes set forth certain information concerning the beneficial ownership of IMPSAT Corporation's capital stock as of March 19, 1998 by (i) each person who owned of record, or was known to own beneficially, more than five percent of any class of IMPSAT Corporation's capital stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. Except as otherwise indicated, each person listed in the table has informed the Company that such person has (i) sole voting and investment power with respect to such person's shares of capital stock and (ii) record and beneficial ownership with respect to such person's shares of capital stock.

            NAME AND ADDRESS OF BENEFICIAL OWNER                SHARES     PERCENT
            ------------------------------------              ----------   -------
IMPSAT Corporation Common Stock(1)

Beneficial Owners of more than 5%

Nevasa Holdings Limited(2)..................................  75,594,480     75%
  17 Dame Street
  Dublin 2, Ireland
Princes Gate Investors II, L.P.(3)..........................  20,158,528     20%
Morgan Stanley Global Emerging Markets Private Investment
  Fund, L.P.(4).............................................   5,039,632      5%
Directors and Executive Officers(2).........................           0      0%
All Directors and Officers as a Group (19 persons)(2).......           0      0%

IMPSAT Corporation Preferred Stock

Beneficial Owners of more than 5%

Princes Gate Investors II, L.P.(5)..........................      20,000     80%
Morgan Stanley Global Emerging Markets Private Investment
  Fund, L.P.(6).............................................       5,000     20%
Directors and Executive Officers(2).........................           0      0%
All Directors and Officers as a Group (19 persons)(2).......           0      0%

---------------

(1) Determined on an as-converted basis, assuming the conversion of all issued and outstanding shares of Series A Preferred Stock into Common Stock. As of March 19, 1998, each share of Series A Preferred Stock was convertible into 1,007.9 shares of Common Stock, or a total of 25,198,160 shares of Common Stock.

(2) Nevasa Holdings Limited is controlled by CORIM, Militello Ltd. and Rotling International Corporation. CORIM, an Argentine corporation that holds an 82.54% equity interest in Nevasa, is controlled by Mr. Enrique Pescarmona, Chairman of the Board of Directors of IMPSAT Corporation, and other members of the Pescarmona family and is a holding company for businesses engaged in a variety of activities including property, casualty and other insurance, heavy-steel capital goods, manufacturing auto parts, cargo transportation and environmental services. Militello Ltd., a British Virgin Islands corporation, holds an 11.62% equity interest in Nevasa and is itself controlled by Mr. Roberto Vivo, Deputy Chief Executive Officer of IMPSAT Corporation. Rotling International Corporation, a British Virgin Islands corporation, holds a 5.84% equity interest in Nevasa and is itself controlled by Mr. Ricardo Verdaguer, President and Chief Executive Officer of IMPSAT Corporation.

(3) Determined on an as-converted basis, assuming the conversion of 20,000 shares of Series A Preferred Stock, which were convertible into 20,158,528 shares of Common Stock on March 19, 1998, owned by Princes Gate and affiliates of Princes Gate over which Princes Gate has sole voting power. See Note 4 to this "Principal Stockholders" section.

(4) Determined on an as-converted basis, assuming the conversion of 5,000 shares of Series A Preferred Stock, which were convertible into 5,039,632 shares of Common Stock on March 19, 1998, owned by MSGEM and Morgan Stanley Global Emerging Markets Private Investors, L.P. (collectively, the "MSGEM Fund") over which MSGEM has sole voting power.

(5) The shares of Series A Preferred Stock set forth on this line include 2,857 shares owned by certain affiliates of Princes Gate over which Princes Gate has sole voting and dispositive power. The business address of Princes Gate is Princes Gate Investors II, L.P., 1585 Broadway, 36th Floor, New York, NY 10036. Mr. Stephen Munger, who is the President of PG Investors II, Inc., the general partner of Princes Gate and Princes Gate's designee to IMPSAT Corporation's Board of Directors, disclaims voting or dispositive power over the shares of Series A Preferred Stock owned by Princes Gate and its affiliates.

(6) The shares of Series A Preferred Stock set forth on this line include 4,712 shares owned by MSGEM and 288 shares owned by Morgan Stanley Global Emerging Markets Private Investors, L.P. MSGEM, which is a subsidiary of Morgan Stanley, manages the investment in, and has sole voting power over, the shares of Series A Preferred Stock owned by each person comprising the MSGEM Fund. The business address of each of such persons is c/o Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., 1221 Avenue of the Americas, 33rd Floor, New York, NY 10020. Ms. Marianne Hay, who is President of Morgan Stanley Global Emerging Markets, Inc., the general partner of the MSGEM Fund, and the MSGEM Fund's designee to the IMPSAT Corporation's Board of Directors, disclaims voting or dispositive power over the shares of Series A Preferred Stock owned by the MSGEM Fund.

     As described under "Certain Relationships and Related Transactions -- STET Share Purchase and Series A Preferred Stock Issuance," on March 19, 1998, the STET Shares were redeemed with the proceeds of a substantially concurrent issuance and sale by the Company of $125 million of the Series A Preferred Stock to the Morgan Stanley Investors. As a result, Nevasa currently owns 100% of the Company's outstanding common stock of the Company and the Morgan Stanley Investors own 100% of the Series A Preferred Stock. In connection with these transactions, Nevasa and the Morgan Stanley Investors have entered into a Securityholders Agreement (the "Securityholders Agreement"), effective as of March 19, 1998, relating to the joint management of IMPSAT Corporation. The Securityholders Agreement provides the Morgan Stanley Investors with veto rights with respect to certain significant corporate actions and provides the Morgan Stanley Investors with a minimum of two seats on the Company's Board of Directors for so long as a majority of the Series A Preferred Stock initially issued on March 19, 1998 are held by the Morgan Stanley Investors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company in the normal course of its business provides private telecommunications network services to companies in which CORIM, members of the Pescarmona family, and entities affiliated with the Suramericana Group have an interest. Total telecommunications services provided to companies in which CORIM or members of the Pescarmona family have an interest during 1997 and for the first three months of 1998 totaled approximately $2.3 million. Total telecommunications services provided to companies affiliated with the Suramericana Group from January 1, 1997 to March 31, 1998 totaled approximately $5.1 million.

     The Company holds a 74.2% equity interest in IMPSAT Colombia and the Suramericana Group holds a 24.6% equity interest in IMPSAT Colombia. The Suramericana Group also holds a 25% equity interest in IMPSAT Venezuela.

     The following is a description of the most significant of transactions between the Company and its subsidiaries and entities affiliated with CORIM and the Suramericana Group. Although the Company believes that transactions with its affiliates are generally conducted on an arm's length basis, conflicts of interest are inherent in such transactions.

     IMPSAT Argentina provides telecommunications services to IMPSA, a company controlled by CORIM that produces heavy steel capital goods, including hydromechanical equipment and cranes, and through subsidiaries, engages in other business including but not limited to cargo transportation, auto parts manufacturing and general environmental services. Total telecommunications services provided to IMPSA for the period from January 1, 1997 to March 31, 1998 totaled approximately $463,000.

     IMPSAT Argentina provides telecommunications services to TCA, a company controlled by CORIM and IMPSA that produces wire harnesses for automobile electrical systems and coil springs for automobile suspension systems in Argentina and Brazil. Total telecommunications services provided to TCA for the period from January 1, 1997 to March 31, 1998 totaled approximately $95,000.

     IMPSAT Argentina provides telecommunications services to BAPSA, a company controlled by CORIM and IMPSA that operates the San Martin Railway between Buenos Aires and the Cuyo region in central-western Argentina and provides cargo transportation services along the San Martin Railway. Total telecommunications services provided to BAPSA for the period from January 1, 1997 to March 31, 1998 totaled approximately $1.3 million.

     IMPSAT Argentina provides telecommunications services to Mercantil Andina, an insurance company owned by CORIM and members of the Pescarmona family. Total telecommunications services provided to Mercantil Andina for the period from January 1, 1997 to March 31, 1998 totaled approximately $316,000.

     IMPSAT Argentina provides telecommunications services to Lagarde, a company owned by members of the Pescarmona family that owns and operates a winery in the Mendoza province of Argentina. Total telecommunications services provided to Lagarde S.A. for the period from January 1, 1997 to March 31, 1998 totaled approximately $75,000.

     IMPSAT Colombia provides telecommunications services to several companies within the Suramericana Group, including Suramericana de Seguros, an insurance company, Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura"), a financial institution, Susalud, a health services company, Proteccion S.A., a pension fund, Suleasing, a finance company, and Sufinanciamiento, a finance company. During 1997 and the first three months of 1998, the total amount of telecommunications services rendered to the Suramericana Group totaled approximately $5.1 million, the most significant of which are detailed in the following breakdown:

Bancolombia.................................................   $3,597,000
Conavi......................................................    1,085,000
Suramericana de Seguros.....................................      830,000
Industrias Noel.............................................      479,000
Almacenes Exito.............................................      223,000
Corfinsura..................................................      203,000
Proteccion..................................................      195,000
Suvalor.....................................................      175,000
Acerias Paz del Rio.........................................      144,000
Sufinanciamiento............................................      126,000
Susalud.....................................................      109,000
Suleasing...................................................      102,000
Cementos Rio Claro..........................................       85,000
Sodexho Pass................................................       73,000

     During 1997 and the first three months of 1998, IMPSAT Venezuela provided telecommunications services to several companies within the Suramericana Group, including Industrias Alimenticias Noel de Venezuela S.A., which totaled approximately $108,000 and Cadena de Tiendas Venezolanas S.A., which totaled approximately $774,000.

     In the normal course of business, the Company enters into transactions with companies in which CORIM, members of the Pescarmona family or the Suramericana Group have an interest. The following is a description of the most significant of such transactions.

     Corfinsura and Bancolombia are creditors of IMPSAT Colombia. As of March 31, 1998, IMPSAT Colombia was indebted to Corfinsura in the amount of $7.0 million and to Bancolombia in the amount of approximately $8.6 million. The total interest paid for the period from January 1, 1997 to March 31, 1998 was approximately $2.0 million.

     Suramericana de Seguros acts from time to time as an insurance broker and an insurer for IMPSAT Colombia. IMPSAT Colombia paid premiums to Suramericana de Seguros totaling approximately $74,000 for the period from January 1, 1997 to March 31, 1998.

     Certain other companies within the Suramericana Group, including Suleasing S.A. and Suleasing Panama, provide financial leasing services to IMPSAT Colombia. The total indebtedness as of March 31, 1998 was approximately $2.0 million and the total interest paid for the period from January 1, 1997 to March 31, 1998 was approximately $156,000.

     Other payments by IMPSAT Colombia to companies of Suramericana Group in 1997 and the first three months of 1998 included: payments of approximately $71,000 to Proteccion, S.A. for pension fund services; Susalud, had total payments of approximately $79,000 to Susalud, S.A. for health benefit services; and payments of approximately $74,000 to Sodexho Pass for employee luncheon services.

     As of March 31, 1998, IMPSAT Brazil had an outstanding loan with TCA Brazil, a subsidiary of IMPSA, for an aggregate amount of $500,000.

     STET Share Purchase and Series A Preferred Stock Issuance. The acquisition by IMPSAT Corporation of the STET Shares and the 0.64% interest in IMPSAT Argentina (the "Argentina Shares") then held by STET International, was consummated on March 19, 1998, pursuant to the terms of the Stock Purchase and Termination Agreement dated as of February 27, 1998 among Nevasa, STET International and certain other parties (the "Stock Purchase and Termination Agreement"). In accordance with the terms of the Stock Purchase and Termination Agreement, the Shareholders Agreement dated as of December 16, 1994, among Nevasa, STET International and certain other parties relating to the ownership of capital stock of, and certain management rights in respect of, the Company, was terminated. Pursuant to a series of transactions, on March 19, 1998, the STET Shares were redeemed and the Argentina Shares were acquired by IMPSAT Corporation with the proceeds of a substantially concurrent issuance and sale by IMPSAT Corporation of $125 million of the Series A Preferred Stock to the Morgan Stanley Investors.

     The Series A Preferred Stock was convertible into 25% of the common stock of IMPSAT Corporation on the date of issuance. The Certificate of Voting Powers, Designations, Preferences and Relative Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions Thereof of the Series A Convertible Preferred Stock of IMPSAT Corporation (the "Certificate of Designations") was filed by IMPSAT Corporation with the Secretary of State of Delaware on March 19, 1998. The following are some of the principal features of the Series A Preferred Stock, as more particularly specified in the Certificate of Designations: (a) cumulative dividends at the rate of 10% per annum, compounded quarterly and, with certain exceptions, payable in kind; (b) mandatorily redeemable in cash by IMPSAT Corporation at maturity (ten years after issuance) plus accrued and unpaid dividends; (c) callable under certain circumstances by IMPSAT Corporation, in whole, at 100% of the principal amount, plus accrued and unpaid dividends; (d) convertible into common stock of IMPSAT Corporation at any time at the option of the holders (including upon a call by IMPSAT Corporation), at a specified conversion rate subject to certain antidilution rights; (e) the right by Morgan Stanley Investors holding a majority of the shares of Series A Preferred Stock initially issued to appoint two directors to the IMPSAT Corporation's Board of Directors as well as to immediately appoint half of the members of IMPSAT Corporation's Board of Directors upon the occurrence of certain specified events; and (f) the right by Directors appointed by the Morgan Stanley Investors to a veto over certain major corporate actions.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summary of the material provisions of certain agreements governing certain indebtedness of IMPSAT Corporation and IMPSAT Argentina. Such summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of such agreements, including the definition of certain terms therein. Terms used and not defined herein have the meanings given to them in the documents described herein. Copies of such agreements are available from IMPSAT Corporation upon request.

     Existing Senior Notes. In July 1996 the Company completed the offering of the Existing Senior Notes, of which an aggregate of $125,000,000 in principal amount is outstanding as of the date hereof. The Existing Senior Notes bear interest at the rate of 12 1/8% per annum payable semi-annually in cash on January 15 and July 15 of each year. The Existing Senior Notes have the benefit of a guarantee issued on a senior unsecured basis by IMPSAT Argentina. The 1996 Indenture contains certain covenants which, among other things, restrict the ability of IMPSAT Corporation and its restricted subsidiaries to incur additional indebtedness; create liens; engage in sale-leaseback transactions; make restricted payments; sell assets; create restrictions on the ability of restricted subsidiaries to make certain payments; issue or sell stock of certain subsidiaries; enter into transactions with stockholders or affiliates; and, with respect to IMPSAT Corporation, consolidate, merge or sell all or substantially all of its assets.

     Global Commercial Paper Program. As of April 15, 1998, IMPSAT Argentina had outstanding $50 million of commercial paper issued under the Global Commercial Paper Program. On February 10, 1998, IMPSAT Argentina completed the placement of a first series (the "First Series") of $25 million of short-term promissory notes under the Global Commercial Paper Program. The first series under the Global Commercial Paper Program will mature on August 10, 1998. On April 3, 1998, IMPSAT Argentina completed the issuance of a second series (the "Second Series") of $25 million of short-term promissory notes under the Global Commercial Paper Program, which will mature on December 17, 1998. The interest rate on each of the First Series and Second Series is 11.0%.

                               THE EXCHANGE OFFER

     The Old Notes were sold by the Company on June 17, 1998 to a limited number of institutional investors (the "Purchasers"). In connection with the sale of the Old Notes, the Company and the Purchasers entered into a registration rights agreement dated as of June 17, 1998 (the "Registration Rights Agreement"), which requires the Company (i) to cause the Old Notes to be registered under the Securities Act or (ii) to file with the Commission a registration statement under the Securities Act with respect to the New Notes, and to use its best efforts to cause such registration statement to become effective under the Securities Act. The Company is further obligated, upon the effectiveness of that registration statement, to offer the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holders thereof without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the Company's books or any other person who has obtained a properly completed assignment from the registered holder.

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on [               ], 1998; provided, however, that if the
Company, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $225,000,000 aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about [               ], 1998, to all
Holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

     Only a registered holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at the address[es] set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer ("a Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal Rights"), as the case may be, must be guaranteed (see "-- Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Note which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     Based on a previous interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company (within the meaning of Rule 405 under the Securities
Act)) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes.

     By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, and that neither the Holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. If any Holder or any such other person is an "affiliate", as defined under Rule 405 of the Securities Act, of the Company or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such Holder or any such other person
(i) may not rely on the applicable interpretation of the staff of the SEC and
(ii) must comply with the registration and prospectus delivery requirements of the

Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "-- Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     For each Old Note accepted for exchange, the Holder of such Old Note will receive as set forth below under "Description of the Notes -- Book-Entry, Delivery and Form" a New Note having a principal amount equal to that of the surrendered Old Note. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from June 17, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer. If the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to December 17, 1998, the annual interest rate borne by the Notes will be increased by 0.5%. Upon consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the interest rate on the Notes will revert to the rate set forth on the cover page of this Prospectus. See "Description of the Notes -- Registration Rights." Old Notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the Exchange Offer.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under

"-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 P.M., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue New

Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such New Notes for exchange, any of the following events shall occur:

          (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

          (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the Commission.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the SEC or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

     The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

     The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                      The Bank of New York, Exchange Agent

                                    By Mail:
                               101 Barclay Street
                            New York, New York 10286
                   Attention: Corporate Trust Operations, 7E

                         By Hand or Overnight Courier:
                               101 Barclay Street
                            New York, New York 10286
                       Attn: Securities Processing Window
                        Ground Level Reorganization, 7E

                           By Facsimile: 212-571-3080

                       Confirm by Telephone: 212-815-2742

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

TRANSFER TAXES

     Holders who tender their Old Notes for exchanges will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of the applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes -- Exchange Offer; Registration Rights". Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course or such holders' business and such holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution". In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights

Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a holder so requests, the Company does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions.

                            DESCRIPTION OF THE NOTES

     The Old Notes were to be issued under an Indenture, to be dated as of June 17, 1998 (the "Indenture"), between the Company, as issuer, and The Bank of New York, as Trustee (the "Trustee"). The Old Notes and the New Notes will be treated as a single class under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. A copy of the Indenture is available from the Company upon request. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions." As used in this "Description of the Notes," the term "Company" means IMPSAT Corporation, a Delaware corporation, and excludes its Subsidiaries. The term "Notes" means the New Notes and the Old Notes treated as a single class.

GENERAL

     The Notes will be unsecured unsubordinated obligations of the Company, initially limited to $225 million aggregate principal amount, and will mature on June 15, 2008. Each Note will bear interest at the rate per annum shown on the front cover of this Prospectus from the Closing Date, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the June 1 or December 1 immediately preceding the Interest Payment Date) on June 15 and December 15 of each year, commencing December 15, 1998. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, Floor 21 West, New York, New York 10286); provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Subject to the covenants described below under "Covenants" and applicable law, the Company may issue additional Notes under the Indenture. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

     For purposes of determining compliance with the Indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, incurred or paid. For other financial reporting purposes, currency translations will be performed in accordance with U.S. GAAP.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after June 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register. The Notes will be redeemable at the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest

Payment Date), if redeemed during the 12-month period commencing June 15 of the years set forth below. The redemption prices with respect to the Notes are as follows:

                            YEAR                               REDEMPTION PRICE
                            ----                               ----------------
2003........................................................       106.188%
2004........................................................       104.125
2005........................................................       102.063
2006 and thereafter.........................................       100.000

     In addition, at any time prior to June 15, 2001, the Company may redeem up to 35% of the principal amount of the Notes originally issued with the Net Cash Proceeds of one or more public or private issuances of Capital Stock (other than Disqualified Stock) at any time or from time to time in part, at a redemption price of 112.375% of the principal amount thereof on the redemption date, together with accrued and unpaid interest, if any, thereon; provided that (i) at least 65% of the principal amount of the Notes remain outstanding after each such redemption and (ii) notice of such redemption is mailed within 60 days of such issuance.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

     There will be no sinking fund payments for the Notes.

REGISTRATION RIGHTS

     The Company has agreed pursuant to the Registration Rights Agreement to use its best efforts to cause to be filed a registration statement covering the offering by the Company of the New Notes, to have the Exchange Offer consummated not later than 60 days after the effective date of such registration statement and to have such registration statement remain effective until the closing of the Exchange Offer.

     The Company and the Guarantor also agreed that in the event that the Exchange Offer is not consummated by December 17, 1998, the Company will use its best efforts (i) to cause to be filed as soon as possible, a shelf registration statement (the "Shelf Registration Statement") providing for the sale by the holders of all of the Old Notes; (ii) to have such Shelf Registration Statement declared effective by the Commission; and (iii) to keep the Shelf Registration continuously effective until the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the Registrable Securities or such shorter period that will terminate when all of the Old Notes have been sold pursuant to the Shelf Registration Statement. The Registration Rights Agreement provides that in the event that the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to December 17, 1998, annual interest rate borne by the Notes will be increased by 0.5%. Upon consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the interest rate on the Notes will revert to the rate set forth on the cover page of this Prospectus.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

RANKING

     The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. At March 31, 1998, on a pro forma basis after giving effect to the Offering and the application of the proceeds thereof, the Company (on an unconsolidated basis) would have had approximately $132.0 million of indebtedness (other than the Notes). The Company is a holding company, and the Notes will be effectively subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries. On March 31, 1998, on the same pro forma basis, the Company's subsidiaries would have had approximately $134.4 million of liabilities (excluding intercompany payables and the guarantee of the Existing Senior Notes), including approximately $78.6 million of indebtedness. The Indenture permits the Company and its subsidiaries to incur substantial amounts of additional indebtedness.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by the Company or any Restricted Subsidiary in such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of the Company or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock of, or other Investment in, an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of equipment that has become obsolete or no longer useful in the business of the Company or its Restricted Subsidiaries or inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, (c) sales, transfers or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $1 million in any transaction or series of related transactions, (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant or (e) issuances and sales of Common Stock of Restricted Subsidiaries in accordance with clauses (i), (iii) or (v) of the second paragraph of the "Limitation on the Issuance of and Sale of Capital Stock of Restricted Subsidiaries" covenant.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Bank" means Banco Rio de la Plata S.A. and any other party that the Board of Directors has determined does not present any material credit risk.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

     "Change of Control" means such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is beneficially owned by the Existing Stockholders on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 30% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means the date on which the Notes are originally issued under the Indenture.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets) and the portion of any other tax payable as a result of generating income before taxes, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly-Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest paid or accrued (by any Person) on Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted

Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, the placement of the Series A Preferred Stock and the offering of the 12 1/8% Senior Guaranteed Notes due 2003 all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries most recently filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below, less the amount of stockholders' equity attributable to Unrestricted Subsidiaries and any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions in favor of Holders that are contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock, or the agreements or instruments governing the redemption rights thereof, specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "Existing Stockholders" means (i) Mr. Enrique Pescarmona, Mrs. Silvia Monica Pescarmona de Baldini, Mrs. Liliana Pescarmona de Mayol, Mr. Roberto Vivo and Mr. Ricardo Verdaguer, (ii) a parent, brother or sister of any of the individuals named in clause (i), (iii) the spouse of any individual named in clause (i) or (ii), (iv) the lineal descendants of any person named in clauses
(i) through (iii), (v) the estate or any guardian, custodian or other legal representative of any individual named in clauses (i) through (iv), (vi) any trust established solely for the benefit of any one or more of the individuals named in clauses (i) through (v), (vii) any Person in which all of the equity interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (i) through (vi) or clauses (viii) or (ix), (viii) Nevasa Holdings Ltd., (ix) Corporacion IMPSA, S.A., (x) Princes Gate Investors II, L.P., (xi) Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., and (xii) any Affiliate of either of the Persons named in clauses (x) or (xi).

     "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of determination, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes, the placement of the Series A Preferred Stock and the offering of the 12 1/8% Senior Guaranteed Notes due 2003, (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and (iii) any nonrecurring charges associated with the adoption, after the Closing Date, of Financial Accounting Standard Nos. 106 and 109.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including, with respect to the Company and its Restricted Subsidiaries, an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following such drawing), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be (without duplication) the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation (unless the underlying contingency has not occurred and the occurrence of the underlying contingency is entirely within the control of the Company or its

Restricted Subsidiaries), provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Indebtedness to EBITDA Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below (such four fiscal quarter period being the "Four Quarter Period"); provided that, in making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Four Quarter Period through the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     "Intermediary Documents" means documents relating to the issuance of one or more Certificates of Deposit (the "Certificates of Deposit") by the Issuer to the Company, the issuance of one or more promissory notes (having a principal amount equal to the principal amount of the Certificate of Deposit (the "Promissory Notes")) by IMPSAT Argentina to the Bank and the Guarantees of the Promissory Notes by the Company.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers (other than Unrestricted Subsidiaries of the Company) and accounts payable to suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable or accounts payable, as the case may be, on the balance sheet of the Company or its Restricted Subsidiaries and Trade Payables) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include
(i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and
(ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities, other than liabilities to the Company or any of its Restricted Subsidiaries) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities, other than liabilities to the

Company or any of its Restricted Subsidiaries) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     "Issuer" means the Cayman Islands branch of the Bank or any other party that the Board of Directors has determined does not present any material credit risk.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest), but excluding any right of first refusal.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agent fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all such Notes validly tendered will be accepted for payment on a pro rata basis;
(ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any such Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have such Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees made in the ordinary course of business in accordance with past practice of the Company or its Restricted Subsidiaries and that do not in the aggregate exceed $1 million at any time outstanding; (v) stock, obligations or securities received in satisfaction of judgments, work-outs or similar arrangements; (vi) Investments, in an aggregate amount at any one time outstanding not to exceed $15 million during the first three years following July 30, 1996 and $20 million thereafter in Common Stock of the International Telecommunications Satellite Organization ("Intelsat"); (vii) participations in Indebtedness of any Restricted Subsidiary permitted to be Incurred by clause (xii) of the second paragraph of the "Limitation on Indebtedness" covenant; and (viii) Investments consisting of one or more Certificates of Deposit, having an aggregate principal amount not to exceed the aggregate principal amount of the Promissory Notes then outstanding; provided that (1) upon making any such Investment after May 13, 1997, the Company shall deliver an Officers' Certificate to the Trustee, to the effect that applicable law regarding rights of set off has not changed since May 13, 1997, (2) the Stated Maturity of each such Certificate of Deposit shall be the same as a Promissory Note of equal principal amount and (3) at the time that any Investment in any Certificate of Deposit is made the Company shall deliver an Officer's Certificate to the Trustee to the effect that (A) the Bank and the Issuer are not under intervention, receivership or any similar arrangement or proceeding and (B) the Company does not have any reason to believe there is a material possibility that the Bank or the Issuer may be subject to intervention, receivership or any similar arrangement or proceeding.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, contracts (other than for Indebtedness), performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money) and any bank's unexercised right of setoff with respect to deposits made in the ordinary course of business of the Company or any Restricted Subsidiary; (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that
(a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;
(xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables; and (xix) Liens that secure Indebtedness with an aggregate principal amount not in excess of $5 million at any time outstanding.

     "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

     A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company immediately prior to the consummation of such Public Equity Offering has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Series A Preferred Stock" means the Company's Series A Convertible Preferred Stock.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the consolidated financial statements of the Company for the fiscal year most recently filed pursuant to the "Commission Reports and Reports to Holders" covenant.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Strategic Subordinated Indebtedness" means Indebtedness of the Company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by the Company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and
(ii) provides that no payment in cash or assets of the Company or any Restricted Subsidiaries of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of the Company's obligations under the Notes; provided that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution or the sale of Capital Stock (other than Disqualified Stock) of the Company after the Incurrence of such Indebtedness.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which Voting Stock representing more than 50% of the total voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any moneymarket fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's and (vi) certificates of deposit maturing not more than one year after the acquisition thereof by a Restricted Subsidiary and issued by any of the ten largest banks (based on assets as of the last December 31) organized under the laws of the country in which the Restricted Subsidiary that acquires such certificates of deposit is organized, provided that such bank is not under intervention, receivership or any similar arrangement at the time of the acquisition of such certificates of deposit.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services and required to be paid within one year.

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

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation;
(B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and (C) if applicable, the Incurrence of Indebtedness would be permitted under the Indenture. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly-Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly-Owned Subsidiaries of such Person.

COVENANTS

  Limitation on Indebtedness

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be greater than zero and less than 4:1.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed the greater of (A) $200 million or (B) the Consolidated EBITDA for the four preceding quarters for which financial statements of the Company have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant, in each case less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below (other than any Notes permanently repaid); provided that no more than 25% of the Indebtedness Incurred under this clause
(i) may be used for purposes other than capital expenditures; (ii) Indebtedness owed (A) to the Company evidenced by a promissory note or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (ii), (vi), (viii) or

(x) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly
(A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;
(vii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired) by the Company or a Restricted Subsidiary after the Closing Date; (viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times the sum of (A) the Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such capital contribution or Net Cash Proceeds are not, at the Company's option, added to the amount calculated pursuant to clause (C)(2) of the first paragraph of the "Limitation on Restricted Payments" covenant or used to make a Restricted Payment pursuant to clause (iii), (iv) or (viii) of the second paragraph of the "Limitation on Restricted Payments" covenant and (II) if such capital contribution or Net Cash Proceeds are used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and (B) 80% of the fair market value of property (other than cash and cash equivalents) received by the Company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such capital contribution or sale of Capital Stock has not been used to make a Restricted Payment pursuant to clause (iii), (iv) or (viii) of the second paragraph of the "Limitation on Restricted Payments" covenant and
(II) if such capital contribution or Capital Stock is used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Acquired Indebtedness; (x) Strategic Subordinated Indebtedness; (xi) Indebtedness consisting of one or more loans to IMPSAT Argentina, evidenced by one or more Promissory Notes and Guaranteed by the Company, in each case under the Intermediary Documents; provided that the Promissory Notes shall, at all times, have an aggregate principal amount equal to the aggregate principal amount of the Certificates of Deposit and shall not be outstanding at any time that the Certificates of Deposit are not validly outstanding and beneficially owned by the Company; (xii) Indebtedness of any Restricted Subsidiary, to the extent that the Company is the beneficial owner of such Indebtedness and such Indebtedness is evidenced by an unsubordinated promissory note or participation certificate issued to the Company by the record holder of such Indebtedness; (xiii) Indebtedness of the Company, the proceeds of which are used to make an Investment in Intelsat, in an amount at any one time outstanding not to exceed $15 million during the first three years following July 30, 1996 and $20 million thereafter; provided that the Company reasonably believes, at the time such Indebtedness is Incurred, that the benefits of such Investment will result in cash flow sufficient to cover the payment of interest and principal on such Indebtedness and (xiv) subordinated Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (xiii) above) in an aggregate principal amount outstanding at any time not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

     (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

  Limitation on Restricted Payments

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than the Company or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries), (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or any of its Wholly-Owned Restricted Subsidiaries, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any convertible indebtedness, Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph under the "Limitation on Indebtedness" covenant, plus
(3) an amount equal to the net reduction in Investments made pursuant to this first paragraph of this "Limitation on Restricted Payments" covenant in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);
(v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in Unrestricted Subsidiaries not to exceed, at any one time outstanding, the greater of (A) $5 million or (B) 10% of Consolidated EBITDA for the proceeding four quarters for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant,
(vii) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause (vii) does not exceed $20 million;
(viii) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company or with the proceeds of such Capital Stock; provided that such proceeds are so applied within 90 days of receipt thereof;
(ix) the
declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering of such Common Stock of up to 6% per annum of the Net Cash Proceeds received by the Company in such Public Equity Offering; (x) prior to the occurrence of a Public Market, the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company or options to purchase such shares, held by directors, employees or officers, or former directors, employees or officers, of the Company or a Restricted Subsidiary (or their estates or beneficiaries under their estates), upon the death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued; provided that the aggregate consideration paid for such purchase, redemption, retirement or other acquisition for value of such shares or options after the Closing Date does not exceed $5 million in the aggregate (unless such repurchases are made with the proceeds of insurance policies and the shares are purchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries); and (xi) other Restricted Payments in an aggregate amount not to exceed $25 million; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. The value of any Restricted Payment made other than in cash shall be the fair market value thereof. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment).

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any capital contribution or any issuance of Capital Stock referred to in clauses (iii), (iv) and (viii), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. If the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause
(C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness. For purposes of determining compliance with this "Limitation on Restricted Payments" covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (i) through (xii) of the preceding paragraph, the Company, in its sole discretion, shall classify such Restricted Payment and only be required to include the amount and type of such Restricted Payment in one of such clauses.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause
(iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary during the period between the execution of such agreement and the closing thereunder within three months of such execution; (vi) with respect to Restricted Subsidiaries in which, on and subsequent to the Closing Date, the Company and other Restricted Subsidiaries only make Investments that are evidenced by unsubordinated promissory notes that bear a reasonable rate of interest and are payable prior to the Stated Maturity of the Notes; provided that such encumbrances and restrictions expressly allow the payment of interest and principal on such promissory notes; (vii) solely of the type referred to in clause (iii) or (iv) of the preceding paragraph that are contained in any stockholders' agreement, joint venture agreement or similar agreement among owners of Common Stock of a Restricted Subsidiary; provided that such restrictions consist solely of requirements that transactions between such Restricted Subsidiaries and affiliates thereof (including the Company and its Restricted Subsidiaries) be on fair and reasonable terms no less favorable to such Restricted Subsidiary than could be obtained in a comparable arm's-length transaction with a Person that is not such an affiliate; or (viii) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and (C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly-Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or (iv) the sale of Common Stock of Restricted Subsidiaries that is not Disqualified Stock, if the proceeds of such issuance or sale are applied in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant or (v) the transfer of up to 3% of the Common Stock of each Restricted Subsidiary to employees of such Restricted Subsidiary in connection with such employment.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed
Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a

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

supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized U.S. investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly-Owned Restricted Subsidiaries or solely between Wholly-Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant (other than pursuant to clause (iv) of the definition or "Permitted Investment"). Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through
(v) of this paragraph, the aggregate amount of which exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

  Limitation on Liens

     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably

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with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly-Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause
(iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant;
(vi) Liens on the Capital Stock of Restricted Subsidiaries securing up to $100.0 million of Indebtedness Incurred under clause (vii) of the second paragraph of the "Limitation on Indebtedness" covenant; (vii) Liens on assets having a fair market value equal to no more than 10% of the fair market value of the Adjusted Consolidated Net Tangible Assets that are not subject to Liens on the Closing Date; or (viii) Permitted Liens.

  Limitation on Sale-Leaseback Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly-Owned Restricted Subsidiary or solely between Wholly-Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

  Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, however, that this clause (ii) shall not apply to long-term assignments in capacity in a telecommunications network. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive

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

agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the Notes, plus accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the Notes on the relevant Payment Date, plus, accrued interest (if any) to the Payment Date. Prior to the mailing of the notice to Holders commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Notes. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to this "Repurchase of Notes upon a Change of Control" covenant.

     If the Company is unable to repay all of its indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of the Company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then the Company will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by the Company to repurchase the Notes at the conclusion of the Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     Whether or not the Company is then required to file reports with the Commission, if any Notes are outstanding, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended, if it were subject thereto, unless the Company shall be unable to effect such filing or the Commission shall refuse to accept such filing. The Company shall supply the Trustee and each Holder or shall

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

supply to the Trustee for forwarding to each Holder, without cost to such Holder, copies of such reports and other information, whether or not the Company shall be unable to effect such filing or the Commission refuses to accept such filing.

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (d) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and either (A) an enforcement proceeding shall have been commenced by a creditor upon such judgment or order or (B) there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (g) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest on the Notes shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto, and no other Defaults under the Indenture have occurred and are continuing after giving pro forma effect to

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

such remedy, cure or waiver. If an Event of Default specified in clause (f) or
(g) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of either Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and
(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see
"-- Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture requires certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's, and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly-Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company) or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustees, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately after giving effect to such transaction on a pro forma basis the

Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided that this clause (iv) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture or (y) a consolidation, merger or sale of all or substantially all of the assets of the Company if immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have an Indebtedness to EBITDA Ratio equal to or less than the Indebtedness to EBITDA Ratio of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

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

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," and clause (c) under "Events of Default" with respect to such clauses (iii) and
(iv) under "Consolidation, Merger and Sale of Assets," and clauses (d) and (e) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. If the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, or adversely affect any right of repayment at the option of any Holder of any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify, supplement or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the

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rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

GOVERNING LAW AND SUBMISSION TO JURISDICTION

     The Notes and the Indenture are governed by the laws of the State of New York. The Company has submitted to the jurisdiction of the U.S. federal and New York state courts located in the City of New York for purposes of all legal actions and proceedings instituted in connection with the Notes and the Indenture.

CURRENCY INDEMNITY

     U.S. dollars are the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) by any Holder of a Note in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify the recipient against any loss sustained by it as a result. In any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder of a Note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder of a Note and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note.

BOOK-ENTRY; DELIVERY AND FORM

     Except as set forth below, the New Notes to be issued upon the consummation of the Exchange Offer will be issued in the form of a single global note (the "Global Note"). The Global Note will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the DTC or another nominee of the DTC.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures.

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

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, either Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

     The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor either Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes certain of the principal material United States federal income tax consequences of the exchange of Old Notes for New Notes, and the ownership, and disposition of the New Notes. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to a prospective investor in light of that investor's particular circumstances. This discussion also deals only with Notes purchased at their "issue price" (as defined below) and held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This summary does not address all of the tax consequences that may be relevant to a holder of Notes nor does it address the federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold the Notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the United States dollar, investors in pass-through entities and certain United States expatriates. Further, this summary does not address (i) the income tax consequences to shareholders in or partners or beneficiaries of, a holder of the Notes, (ii) the United States federal alternative minimum tax consequences of the purchase, ownership or disposition of the Notes, or (iii) any state, local or foreign tax consequences of the purchase, ownership, or disposition of the Notes.

     This discussion is based upon the Code, existing and proposed Treasury regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     HOLDERS CONSIDERING EXCHANGING NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION TO THE EXCHANGE AND TO THE OWNERSHIP AND DISPOSITION OF NOTES.

UNITED STATES HOLDERS

     For purposes of this discussion, the term "United States Holder" means a beneficial owner of Notes that for United States federal income tax purposes is
(i) a citizen or resident (as defined in 7701(b)(1) of the Code) of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust. Certain United States federal income tax consequences relevant to a holder other than a United States Holder (a "Non-U.S. Holder") are discussed separately below.

     Exchange of Notes. The exchange of Old Notes for the New Notes pursuant to the Exchange Offer should not be a taxable event to the holder and thus the holder should not recognize any taxable gain or loss as a result of the exchange. A holder's adjusted tax basis in the New Notes will be the same as his adjusted tax basis in the Old Notes exchange therefor, his holding period for the Old Notes will be included in his holding period for the New Notes and the issue price and adjusted issue price of the old Notes will be the issue price and adjusted price of the New Notes. Old Notes and New Notes are discussed collectively below as "Notes."

     Payments of Interest. Stated interest paid or accrued on the Notes generally will be taxable to a United States Holder as ordinary income in accordance with the holder's method of accounting for United States federal income tax purposes.

     Foreign Source. At present, the Company believes that it is an "80/20 company" for United States federal income tax purposes (as defined below), and therefore that interest income on the Notes generally will be treated as foreign source income for United States federal income tax purposes. A U.S. corporation is an 80/20 company if at least 80 percent of its gross income during an applicable testing period is, directly or through its subsidiaries, "active foreign business income." However, the 80% test for active foreign business income is applied on a periodic basis, and the Company's operations and business plans may change in future years. Therefore, while at present it appears that interest income on the Notes will be treated as foreign source income, no assurance can be made regarding future treatment. In addition, special source rules will apply to interest paid to certain holders related to the Company.

     Premium. The excess of the United States Holder's basis in a Note over its principal amount generally is treated as amortizable bond premium. A United States Holder may elect to deduct such amortizable bond premium (with a corresponding reduction in the holder's tax basis) over the remaining term of the Note (or a shorter period to the first call date, if a smaller deduction would result) on an economic accrual basis. The election would apply to all taxable debt instruments held by the United States Holder at any time during the first taxable year to which the election applies and to any such debt instruments that are later acquired by the United States Holder. The election may not be revoked without the consent of the IRS.

     Market Discount. If a United States Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder must accrue market discount on a straight-line basis, or may elect to accrue it on an economic accrual basis. Absent the election described in the next paragraph, a United States Holder will not include market discount in income as it accrues. A United States Holder will be required to treat any principal payment on, or any amount received on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of accrued market discount which has not previously been included in income.

     In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense of any indebtedness incurred or continued to purchase or carry such a Note. A United States Holder of a Note acquired at a market discount may elect to include market discount in income as interest as it accrues, in which case the interest deferral rule described in the prior sentence would not apply. This election would apply to all bonds with market discount acquired by the electing United States Holder on or after the first day of the taxable year to which the election applies and is separate from the election concerning the rate of accrual described above. The election may be revoked only with the consent of the IRS.

     Repurchase Premium. The Company has concluded that the possibility that it will be required to offer to repurchase Notes at a premium as described under "Description of Notes -- Covenants -- Limitation on Asset Sales" and "Description of Notes -- Repurchase of Notes upon a Change of Control" is "remote" or "incidental" within the meaning of the applicable Treasury regulations. If an event occurs that triggers the Company's obligation to make such an offer, there may be additional consequences under the rules governing the taxation of original issue discount.

     Sale or Redemption of the Notes. Upon the disposition of a Note by sale, exchange or redemption, a United States Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest) and
(ii) the United States Holder's tax basis in the Note. A United States Holder's tax basis in a Note generally will equal the cost of the Note to the United States Holder. When a Note is sold, disposed of or redeemed between interest payment dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale must be reported as interest income by a cash method investor and an accrual method investor that has not included the interest in income as it accrued.

     Assuming the Note is held as a capital asset, such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the United States Holder has held such Note for longer than one year. Federal income tax rates on capital gain received by individuals vary based on the individual's income and the holding period for the asset. Holders should contact their tax advisors for more information or for the capital gains tax rate applicable to particular sale of Notes. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income.

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

NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a Non-U.S. Holder of a Note. This discussion does not deal with all aspects of United States federal income taxation that may be relevant to any particular Non-U.S. Holder in light of that holder's personal circumstances with respect to such holder's purchase, ownership or disposition of the Notes, including such holder holding the Notes through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to United States federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to United States federal income tax even though the entity is not subject to such tax.

     Stated Interest on the Notes. If the Company is an 80/20 company as described above, subject to the discussion of backup withholding below, payments of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest either (i) is derived in the active conduct of a banking, financing or similar business within the United States or (ii) is received by a corporation the principal business of which is in trading stocks or securities for its own account, and certain other conditions exist. Special rules will apply to payments of interest to Non-U.S. Holders related to the Company.

     If the Company is not an 80/20 company, then under current United States federal income tax law, and subject to the discussion of backup withholding below, payments of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will not be subject to withholding of United States federal income tax if (i) such payment is effectively connected with a trade or business within the United States by such Non-U.S. Holder, or (ii) both (a) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (b) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies (on an IRS Form W-8 or a substantially similar substitute form) that it is a Non-U.S. Holder in compliance with applicable requirements. Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, although exempt from the withholding tax (assuming appropriate certification is provided), generally will be subject to graduated United States federal income tax on a net income basis as if such amounts were earned by a United States Holder. Corporate Non-U.S. holders receiving effectively connected interest may also be subject to an additional branch profits tax.

     Sale or Redemption of Notes. Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to withholding of United States federal income tax with respect to any gain realized upon the sale or redemption of Notes. Further, a Non-U.S. Holder generally will not be subject to United States federal income tax with respect to any such gain unless (i) the gain is effectively connected with a United States trade or business of such Non-U.S. Person, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds such Notes as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

     New Regulations Relating to Withholding and Information Reporting for Non-U.S. Holders. The IRS recently issued final regulations relating to withholding and information reporting (described below) with respect to payments made to Non-U.S. Holders. The regulations generally apply to payments made after December 31, 1999. However, withholding certificates that are valid under the present rules on December 31, 1999 remain valid until the earlier of December 31, 2000 or the expiration date of the certificate under the present rules (unless otherwise invalidated due to changes in the circumstances of the person whose name is on the certificate).

     When effective, the new regulations will streamline and, in some cases, alter the types of statements and information that must be furnished to claim a reduced rate of withholding. While various IRS forms (such as

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

IRS Forms 1001 and 4224) currently are used to claim exemption from withholding or a reduced withholding rate, the preamble to the regulations states that the IRS intends most certifications to be made on revised Form W-8. The regulations also clarify the duties of United States payors making payments to foreign persons and modify the rules concerning withholding on payments made to Non-U.S. Holders through foreign intermediaries. With some exceptions, the new regulations treat a payment to a foreign partnership as a payment directly to the partners.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, Notes held by a noncorporate United States Holder within the United States. In addition, payments made on, and payments of proceeds from the sale of such Notes to a Non-U.S. Holder made to or through the United States office of a broker or the non-U.S. office of a broker that is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) (in the case of payments made after December 31, 1999) a foreign partnership with certain connections to the United States, are subject to information reporting unless the holder thereof certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

     Payments made on, and proceeds from the sale of, Notes held by a United States Holder may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Backup withholding at a rate of 31% will apply to payments by the Company or its agent on Notes held by Non-U.S. Holders and proceeds from the sale or other disposition of such Notes through certain brokers unless the Non-U.S. Holder certifies to its Non-U.S. status or otherwise establishes entitlement to exemption. A Non-U.S. Holder may certify to its non-U.S. status and obtain exemption from backup withholding by providing an IRS Form W-8 or a substantially similar substitute form. Backup withholding may apply to any payment if the broker has actual knowledge that a payee claiming non-U.S. status is a United States Holder. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

     Non-U.S. Holders of Notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed, pursuant to the Registration Rights Agreement, to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for all the holders of the Notes as a single class) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes offered hereby will be passed upon by Arnold & Porter, Washington, D.C., U.S. counsel to the Company.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                    GLOSSARY

     Analog: Describes a method of storing, processing and transmitting information that employs variable and continuous (rather than pulsed or digital) electrical signals that provide a "representation" or analog of the sound or image to be transmitted.

     Backbone: The core infrastructure of a network. A high-speed transmission facility or arrangement of such facilities designed to interconnect one central location to lower speed distribution channels or clusters of dispersed users or devices. Similar to a water main, the backbone is the high volume conduit for transmissions input by multiple smaller connections ("last mile" connections) from ultimate end-users.

     Bandwidth: The range of frequencies that can be passed through a medium without distortion. Bandwidth is expressed in hertz (Hz) by subtracting the lowest frequency in the band from the highest frequency in the band. The greater the bandwidth, the greater the information carrying capacity of the medium. This would in turn allow, for example, greater and faster information transfer between remote sites and the network's host computer.

     Bit: A contraction for "binary digit." The smallest piece of data a computer can process represented as a binary digit 0 or 1. Bits are generally arranged in groups of eight or sixteen to form a single unit of information ("byte") such as a letter, number or other character.

     Bps (Bits per second): A universal measurement of the signaling speed of a data transmission equivalent to the maximum number of bits that are transmitted per second.

     CAP (Competitive Access Provider): A company that provides its customers with an alternative to the local exchange carriers by using its own networks to connect end users to long distance carriers or to interconnect long distance carriers (special access services), and where authorized, to connect end users to other end users using dedicated communications paths (private line services).

     C-Band: That portion of the electromagnetic spectrum that is the frequency band range 4-7 GHz and is used heavily for satellite and microwave transmissions.

     Channel:  A single path for transmitting electric signals.

     Digital: Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent binary digits 0 and 1. Digital transmission technologies employ a sequence of these pulses to represent information, as opposed to continuously variable analog signals. The precise digital numbers virtually eliminate any distortion (such as graininess or snow, in the case of video transmission, or static or other background distortion, in the case of audio transmission).

     Fiber Optics: Technology based on thin filaments of glass or other transparent materials used as the medium for relaying coded light pulses that represent data, image and sound at extremely transmission high speeds.

     Frame Relay: A high-speed, packet-switching protocol for data transmissions within digital networks at transmission speeds between 56Kbps and
1.544 Mbps. Frame Relay provides about a 300% increase in data throughout relative to packet-switched networks using the traditional and more commonly used X.25 protocol.

     Frequency: Usually expressed in hertz (Hz), represents the number of oscillations per second made by an electronic signal travelling as a radio wave. The distance between two consecutive oscillations is the wavelength and, therefore, the shorter the wavelength of a radio signal the higher its frequency.

     Ghz (Gigahertz):  Approximately one billion hertz.

     Hertz (Hz): A unit of measurement of frequency. One Hz is one cycle per second.

     Internet: A global interconnection of thousands of separate computer networks through high-speed data lines and wireless systems. First established and controlled by the U.S. Military in the early 1960s, computer access to the Internet is now available to millions of academic, commercial and individual users worldwide.

     Kbps:  Approximately one thousand bits per second.

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

     Ka Band: That portion of the electromagnetic spectrum that is the frequency band range 20-30 Ghz. Experimental satellites have recently been deployed to develop this new band.

     Ku Band: That portion of the electromagnetic spectrum that is the frequency band range 10 to 18 GHz. It is being used increasingly for satellite transmissions.

     Last Mile: A shorthand reference to the last section of a telecommunications connection to the ultimate end-user which may be less than or greater than one mile.

     Low Earth Orbit (LEO): Satellites deployed in close proximity to the earth's surface (450-1200 miles) so as to reduce or eliminate transmission delays. Because of their low altitude, multiple LEOs are required to cover the same footprint of a high orbit geostationary satellite. While large LEOs are capable of broadband transmissions of voice, video, data and fax, the less expensive and increasingly common "Little LEOs" are small, "data only" satellites, which typically operate on spectrum bands below 1 Ghz.

     MAN (Metropolitan Area Network): A telecommunications network connecting various user sites within a city.

     Mbps:  Approximately one million bits per second.

     Microwave: A short electromagnetic wave used in the super-high frequency radio spectrum with frequencies from about 2 to 20 GHz.

     Multiplexer: A device that allows two or more users to share a common physical transmission medium. A multiplexer is usually installed at both ends of the communications medium, permitting multiplexing of the multiple user inputs and demultiplexing into multiple output ports.

     Packet-Switching: A transmission technique wherein digitized information is segmented and routed in discrete "packets" each with its own protocol controls for routing, sequencing and error checking.

     Port: A point of access into a computer, a network or other electronic device.

     Private Line: A dedicated communications path directly between end-user locations (excluding long distance carriers' points-of-presence).

     Protocol: Standard rules that govern the format, timing, sequencing and error control of batches of information exchanged between equipment within a network.

     Protocol Emulation: To be compatible, equipment within a network must communicate using the same protocol. Protocol emulation technology acts as a "translator" between equipment that would communicate using otherwise incompatible protocols.

     PTO (Public Telephony Operator): The monopoly providers of public telephony services.

     SCPC (Single Carrier Per Channel): The fixed assignment of transponder capacity through dedication of overall frequency bandwidth to a single transmitting earth station.

     Transponder: That part of the satellite that accepts the incoming signal, filters it, converts the incoming frequency to the outgoing frequency, amplifies it, and relays the signal to the satellite antenna for transmission to the intended destination.

     USAT (Ultra Small Aperture Terminal): A satellite ground antenna for point to multi-point or multi-point to point satellite communications, which tends to be about half the size of VSATs.

     VSAT (Very Small Aperture Terminal): A satellite ground antenna, typically between 1 and 3 meters in size, that is typically used in large corporate wide-area communications networks for point to multi-point or multi-point to point satellite communications.

     X.25: An established and widely used protocol for block transfer between a host computer and a packet switching network. X.25 was invented for analog lines, whereas newer, faster protocols such as Frame Relay were designed to run on less error prone digital fiber connections. The higher error checking features of X.25 accounts for its slower speed compared to Frame Relay.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF IMPSAT CORPORATION AND
  ITS SUBSIDIARIES
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997 and as of March 31, 1998..........................   F-3
  Consolidated Statements of Operations for Each of the
     Three Years in the Period Ended December 31, 1997 and
     the Three Months Ended March 31, 1997 and 1998.........   F-4
  Consolidated Statements of Stockholders' Equity for Each
     of the Three Years in the Period Ended December 31,
     1997 and the Three Months Ended March 31, 1998.........   F-5
  Consolidated Statements of Cash Flows for Each of the
     Three Years in the Period Ended December 31, 1997 and
     the Three Months Ended March 31, 1997 and 1998.........   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF IMPSAT CORPORATION:

     We have audited the accompanying consolidated balance sheets of IMPSAT Corporation and its subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and of cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IMPSAT Corporation and its subsidiaries at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Miami, Florida

April 13, 1998

                      IMPSAT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                 DECEMBER 31,        MARCH 31,
                                                              -------------------   -----------
                                                                1996       1997        1998
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..............................  $ 28,895   $ 10,439    $ 10,911
     Trade accounts receivable, net.........................    22,969     36,596      44,606
     Other receivables......................................    12,372     15,583      16,859
     Prepaid expenses.......................................     4,068      2,397       3,995
                                                              --------   --------    --------
          Total current assets..............................    68,304     65,015      76,371
                                                              --------   --------    --------
PROPERTY, PLANT & EQUIPMENT, Net............................   227,086    255,422     264,458
                                                              --------   --------    --------
NON-CURRENT ASSETS:
     Trade accounts receivable, net.........................     5,143      5,143       5,143
     License and permit costs, net..........................     2,413      2,003       1,903
     Deferred income taxes, net.............................     4,812         --          99
     Deferred financing costs, net..........................     4,761      4,044       3,115
     Other non-current assets...............................     2,711      8,289      14,825
                                                              --------   --------    --------
          Total non-current assets..........................    19,840     19,479      25,085
                                                              --------   --------    --------
TOTAL.......................................................  $315,230   $339,916    $365,914
                                                              ========   ========    ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
     Accounts payable -- trade..............................  $ 19,250   $ 25,289    $ 32,168
     Short-term debt........................................    31,852     50,189      68,095
     Current portion of long-term debt......................    11,022     10,186      11,165
     Accrued liabilities....................................    11,708      8,878       6,718
     Deferred income taxes, net.............................                  247
     Other liabilities......................................     4,293      8,649      13,606
                                                              --------   --------    --------
          Total current liabilities.........................    78,125    103,438     131,752
                                                              --------   --------    --------
LONG-TERM DEBT, NET.........................................   156,230    159,677     159,532
                                                              --------   --------    --------
OTHER LONG-TERM LIABILITIES.................................     3,752      3,014       3,291
                                                              --------   --------    --------
COMMITMENTS AND CONTINGENCIES (Note 10)
MINORITY INTEREST...........................................    30,242     10,398      10,313
                                                              --------   --------    --------
REDEEMABLE PREFERRED STOCK, Convertible, Series A, 10%
  cumulative dividend, 25,000 shares authorized, issued and
  outstanding, liquidation preference $5,000 per share......        --         --     125,000
STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock, $1 par value; 77,750,640 and 100,792,640
       shares issued and outstanding at December 31, 1996
       and 1997, respectively and 75,594,480 shares issued
       and outstanding at March 31, 1998....................    77,751    100,793     100,793
     Treasury Stock, 25,198,160 shares, at cost.............                         (125,000)
     Accumulated deficit....................................   (30,870)   (37,404)    (39,767)
                                                              --------   --------    --------
          Total stockholders' equity (deficit)..............    46,881     63,389     (63,974)
                                                              --------   --------    --------
TOTAL.......................................................  $315,230   $339,916    $365,914
                                                              ========   ========    ========

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                               THREE MONTHS
                                               YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                            ------------------------------   -----------------
                                              1995       1996       1997      1997      1998
                                            --------   --------   --------   -------   -------
                                                                                (UNAUDITED)
NET REVENUES FROM SERVICES................  $105,641   $128,393   $160,236   $37,027   $45,153
                                            --------   --------   --------   -------   -------
COST AND EXPENSES:
     Variable cost of services............    18,818     21,494     27,629     4,963     7,719
     Satellite capacity cost..............    10,973     13,925     18,906     4,435     6,115
     Salaries, wages and benefits.........    22,220     26,631     29,209     6,386     7,771
     Selling, general and
       administrative.....................    26,094     21,960     32,739     7,555     8,516
     Depreciation and amortization........    20,653     26,318     28,514     6,750     8,061
                                            --------   --------   --------   -------   -------
     Total cost and expenses..............    98,758    110,328    136,997    30,089    38,182
                                            --------   --------   --------   -------   -------
          Operating income................     6,883     18,065     23,239     6,938     6,971
                                            --------   --------   --------   -------   -------
OTHER INCOME (EXPENSES):
     Interest expense, net................   (15,677)   (23,185)   (24,743)   (6,182)   (7,785)
     Net gain (loss) on foreign
       exchange...........................     1,838        910       (279)     (162)       23
     Other income (expense), net..........       511      1,035       (155)       33       332
                                            --------   --------   --------   -------   -------
(LOSS) INCOME BEFORE INCOME TAXES AND
  MINORITY INTEREST.......................    (6,445)    (3,175)    (1,938)      627      (459)
BENEFIT FROM (PROVISION FOR) INCOME
  TAXES...................................       740     (3,542)    (5,047)   (1,697)   (1,635)
                                            --------   --------   --------   -------   -------
LOSS BEFORE MINORITY INTEREST.............    (5,705)    (6,717)    (6,985)   (1,070)   (2,094)
INCOME ATTRIBUTABLE TO MINORITY
  INTEREST................................    (1,712)    (1,766)      (981)     (627)     (269)
                                            --------   --------   --------   -------   -------
NET LOSS..................................  $ (7,417)  $ (8,483)  $ (7,966)  $(1,697)  $(2,363)
                                            ========   ========   ========   =======   =======

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARES AMOUNT)

                                         COMMON STOCK
                                    ----------------------    IMPSAT     TREASURY    ACCUMULATED                 MINORITY
                                      SHARES       AMOUNT    ARGENTINA     STOCK       DEFICIT         TOTAL     INTEREST
                                    -----------   --------   ---------   ---------   -----------     ---------   --------
BALANCE AT DECEMBER 31, 1994......   51,300,000   $ 51,300    $13,360                $    (1,879)    $  62,781   $24,892
    Additional capitalization
      IMPSAT Venezuela............                                                                                 1,872
    Net loss for the year.........                                                        (7,417)       (7,417)    1,712
                                    -----------   --------    -------    ---------   -----------     ---------   -------
BALANCE AT DECEMBER 31, 1995......   51,300,000     51,300     13,360                     (9,296)(*)    55,364    28,476
    IMPSAT Argentina exchange
      (51%).......................   26,450,640     26,451    (13,360)                   (13,091)
    Net loss for the year.........                                                        (8,483)       (8,483)    1,766
                                    -----------   --------    -------    ---------   -----------     ---------   -------
BALANCE AT DECEMBER 31, 1996......   77,750,640     77,751         --                    (30,870)(*)    46,881    30,242
    IMPSAT Argentina exchange
      (43.5%).....................   23,042,000     23,042                                              23,042   (22,393)
    Additional capitalization
      IMPSAT Colombia and IMPSAT
      Venezuela...................                                                                                 1,537
    Adjustment for change in
      IMPSAT Argentina's fiscal
      year end (Note 2)...........                                                         1,432         1,432        31
    Net loss for the year.........                                                        (7,966)       (7,966)      981
                                    -----------   --------    -------    ---------   -----------     ---------   -------
BALANCE AT DECEMBER 31, 1997......  100,792,640    100,793         --                    (37,404)(*)    63,389    10,398
    Change in minority interest
      IMPSAT Argentina............                                                                                  (354)
    Acquisition of Treasury
      stock.......................  (25,198,160)                         $(125,000)                   (125,000)
    Net loss for the three months
      ended.......................                                                        (2,363)       (2,363)      269
                                    -----------   --------    -------    ---------   -----------     ---------   -------
BALANCE AT MARCH 31, 1998
  (unaudited).....................   75,594,480   $100,793         --    $(125,000)  $   (39,767)(*) $ (63,974)  $10,313
                                    ===========   ========    =======    =========   ===========     =========   =======

---------------

(*) Includes an appropriation of retained earnings amounting to $449, $1,254, $1,410 and $1,622 at December 31, 1995, 1996 and 1997 and March 31, 1998,
    respectively, to comply with legal reserve requirements in Argentina.

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                            THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                       ------------------------------   --------------------
                                                         1995       1996       1997       1997       1998
                                                       --------   --------   --------   --------   ---------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss.........................................  $ (7,417)  $ (8,483)  $ (7,966)  $ (1,697)  $  (2,363)
    Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
         Amortization and depreciation...............    20,653     26,318     28,514      6,750       8,061
         Deferred income tax (benefit) provision.....      (936)     3,012      4,748        103        (346)
         Adjustment for change in IMPSAT
           Argentina's fiscal year end...............                           1,432
         Net change in minority interest.............     1,712      1,766        981        627         (85)
         Changes in assets and liabilities:
             Increase in trade accounts receivable,
               net...................................    (5,940)    (6,525)   (13,627)    (4,001)     (8,010)
             Decrease (increase) in prepaid
               expenses..............................     1,513     (1,406)     1,671      2,332      (1,598)
             (Increase) decrease in other receivables
               and other non-current assets..........      (446)    (6,647)    (7,730)     1,839      (6,883)
             Increase (decrease) in accounts payable
               -- trade..............................     8,444        (41)     4,627      7,081       5,905
             Increase (decrease) in accrued and other
               liabilities...........................     1,658      4,340      1,526     (2,644)      2,797
             (Decrease) Increase in other long-term
               liabilities...........................      (347)    (2,491)       (89)    (7,594)        277
                                                       --------   --------   --------   --------   ---------
                  Net cash provided by (used in)
                    operating activities.............    18,894      9,843     14,087      2,796      (2,245)
                                                       --------   --------   --------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment.......   (66,796)   (53,648)   (55,028)   (14,906)    (16,023)
    Capitalized preoperating costs...................      (114)       (33)
                                                       --------   --------   --------   --------   ---------
         Net cash used by investing activities.......   (66,910)   (53,681)   (55,028)   (14,906)    (16,023)
                                                       --------   --------   --------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings from (payments on) short-term
      debt...........................................    15,533    (28,483)    18,337      1,751      17,906
    Capital contribution from minority interest......     1,872                 1,537
    Proceeds from long-term debt.....................     8,545    132,888     10,483      3,753       3,753
    Repayments of long-term debt.....................    (3,853)   (37,888)    (7,872)    (3,744)     (2,919)
    Acquisition of treasury stock....................                                               (125,000)
    Proceeds from issuance of redeemable preferred
      stock..........................................                                                125,000
                                                       --------   --------   --------   --------   ---------
         Net cash provided by financing activities...    22,097     66,517     22,485      1,760      18,740
                                                       --------   --------   --------   --------   ---------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS........................................   (25,919)    22,679    (18,456)   (10,350)        472
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....    32,135      6,216     28,895     29,583      10,439
                                                       --------   --------   --------   --------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........  $  6,216   $ 28,895   $ 10,439   $ 19,233   $  10,911
                                                       ========   ========   ========   ========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid....................................  $ 16,498   $ 19,413   $ 23,442   $  2,335   $   4,626
                                                       ========   ========   ========   ========   =========
    Foreign income taxes paid........................  $    244   $  1,015   $  1,375         --          --
                                                       ========   ========   ========   ========   =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  ACTIVITIES
    Equipment in transit.............................  $    264   $    350   $  1,412   $  2,191   $     974
                                                       ========   ========   ========   ========   =========

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

1.  BACKGROUND AND EVOLUTION

     IMPSAT Corporation, a Delaware holding company (the "Company"), is a privately-held corporation which provides and operates private networks of integrated data and voice telecommunications systems in a number of countries in Latin America. The Company's principal line of business comprises the provision of data transmission services for large national and multinational companies, financial institutions, and governmental agencies and other business customers in Latin America. The Company provides its services through its advanced telecommunications networks comprised of owned teleports, earth stations, fiber optic and microwave links, and leased satellite and fiber optic links.

     The Company was formed in August 1994 for the purpose of combining operating entities in Argentina, Colombia and Venezuela, which were previously controlled by common ownership. The original operating entity was established in Argentina in 1990 under the name of IMPSAT S.A. ("IMPSAT Argentina"). Thereafter, operating entities were established in Colombia in 1992 ("IMPSAT Colombia") and in Venezuela in 1993 ("IMPSAT Venezuela"). Other operating subsidiaries have been created in Mexico, Ecuador, Peru (inactive), and the United States. As part of the formation of the Company, a shareholder of the Company contributed its ownership in the operating entities in Colombia and Venezuela in exchange for common stock. At the same time, cash was contributed by four shareholders in exchange for common stock. In July 1996, shareholders of IMPSAT Argentina exchanged a 51% ownership interest in IMPSAT Argentina for 26,450,640 shares of common stock of the Company. During June and July 1997, effective as of January 1, 1997, an additional 43.5% ownership interest was exchanged for 23,042,000 shares of common stock of the Company.

     The Company's operating subsidiaries at December 31, 1997 and March 31, 1998 are as follows:

                                                                           NET
                                                                         REVENUES   OPERATING
                                                 OWNERSHIP     TOTAL       FROM      INCOME
     COUNTRY          OPERATING SUBSIDIARIES     PERCENTAGE    ASSETS    SERVICES    (LOSS)
     -------          ----------------------     ----------   --------   --------   ---------
DECEMBER 31, 1997
Argentina          Impsat S.A..................     94.5%     $191,029   $ 89,960    $19,813
Colombia           Impsat S.A..................     74.2        87,546     49,514     20,213
                   Telecomunicaciones Impsat
Venezuela            S.A.......................     75.0        29,751      8,625       (811)
Mexico             Impsat S.A. de C.V..........     99.9         7,417      1,427     (1,809)
Ecuador            Impsatel del Ecuador S.A....    100.0        13,262      5,513      1,651
USA                Impsat USA, Inc.............    100.0         5,931      5,019        297
                                                              --------   --------    -------
                   Subtotal for operating
                     subsidiaries..............                334,936    160,058     39,354
                   Parent company, others and
                     eliminations..............                  4,980        178    (16,115)
                                                              --------   --------    -------
                   Consolidated total..........               $339,916   $160,236    $23,239
                                                              ========   ========    =======

                      IMPSAT CORPORATION AND SUBSIDIARIES

1.  BACKGROUND AND EVOLUTION -- (CONTINUED)

                                                                           NET
                                                                         REVENUES   OPERATING
                                                 OWNERSHIP     TOTAL       FROM      INCOME
     COUNTRY          OPERATING SUBSIDIARIES     PERCENTAGE    ASSETS    SERVICES    (LOSS)
     -------          ----------------------     ----------   --------   --------   ---------
MARCH 31, 1998
Argentina          Impsat S.A..................     95.2%     $214,309   $ 23,944    $ 4,900
Colombia           Impsat S.A..................     74.2       115,806     13,828      4,495
                   Telecomunicaciones Impsat
Venezuela            S.A.......................     75.0        29,003      2,992        (84)
Mexico             Impsat S.A. de C.V..........     99.9         8,242        736       (576)
Ecuador            Impsatel del Ecuador S.A....    100.0        15,080      1,846        194
USA                Impsat USA, Inc.............    100.0         7,669      1,815        211
                                                              --------   --------    -------
                   Subtotal for operating
                     subsidiaries..............                390,109     45,161      9,140
                   Parent company, others and
                     eliminations..............                (24,195)        (8)    (2,169)
                                                              --------   --------    -------
                   Consolidated total..........               $365,914   $ 45,153    $ 6,971
                                                              ========   ========    =======

     In addition, the Company owns other subsidiaries which serve as intermediaries or provide support functions to the Company and its operating subsidiaries. They are Resis Ingenieria, S.A. (Argentina) and International Satellite Capacity Holding, NG (Liechtenstein).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The 1996 and 1997 financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. The 1995 financial statements are presented on a combined basis by virtue of common ownership, as described in Note 1. For 1995 and 1996, IMPSAT Argentina has been consolidated on the basis of its fiscal year-end, November 30. Effective December 31, 1997, IMPSAT Argentina changed its fiscal year to December 31. All significant intercompany transactions and balances have been eliminated.

     INTERIM FINANCIAL INFORMATION -- The unaudited consolidated statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The operating results for the three months period ended March 31, 1997 and 1998 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates market value.

     REVENUE RECOGNITION -- The Company provides services to its customers pursuant to contracts which typically range from six months to five years but generally are for three years. The customer generally pays an installation charge at the beginning of the contract and a monthly fee based on the number of microsystem installations. The fees stipulated in the contracts are denominated in U.S. dollars equivalents. Services are

                      IMPSAT CORPORATION AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) billed on a monthly, predetermined basis, which coincides with when the services are rendered. No single customer accounted for greater than 10% of total net revenue from services for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998.

     PROPERTY, PLANT AND EQUIPMENT COSTS -- Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  20-25 years
Operating communications equipment..........................  5-10 years
Furniture, fixtures and other equipment.....................  2-10 years

     LICENSE AND PERMIT COSTS -- License and permit costs, such as legal cost, regulatory fees and application costs incurred to obtain and make functional the operating licenses in each respective country were capitalized and are being amortized on the straight-line basis over periods not to exceed ten years. The Company reviews the carrying value of its license and permit costs on an ongoing basis. If such review indicates that these values may not be recoverable, the Company's carrying value will be reduced to its estimated fair value. The amounts capitalized, by operating subsidiaries are as follows:

                                                           DECEMBER 31,
                                                         -----------------    MARCH 31,
                                                          1996      1997        1998
                                                         -------   -------   -----------
                                                                             (UNAUDITED)
IMPSAT Colombia........................................  $ 3,020   $ 3,020     $ 3,020
IMPSAT Ecuador.........................................      287       287         287
IMPSAT Mexico..........................................      293       293         293
IMPSAT USA.............................................      147       147         147
                                                         -------   -------     -------
     Total costs capitalized...........................    3,747     3,747       3,747
Less: accumulated amortization.........................   (1,334)   (1,744)     (1,844)
                                                         -------   -------     -------
Unamortized balance....................................  $ 2,413   $ 2,003     $ 1,903
                                                         =======   =======     =======

     INCOME TAXES -- Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

     DEFERRED FINANCING COSTS -- Debt issuance costs and transaction fees, which are associated with the issuance of the Company's 12 1/8% Senior Guaranteed Notes due 2003 (the "Senior Guaranteed Notes") (see Note 7) are being amortized (and charged to interest expense) over the term of the related notes on a method which approximates the level yield method.

     FOREIGN CURRENCY TRANSLATION -- The Company's subsidiaries use the U.S. dollar as the functional currency. Accordingly, the financial statements of the subsidiaries were remeasured. The effects of foreign currency transactions and of remeasuring the financial position and results of operations into the functional currency are included as net gain (loss) on foreign exchange.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The Company's financial instruments include receivables, payables, short and long-term debt. The fair value of such financial instruments have been determined using available market information and interest rates as of December 31, 1997.

     At December 31, 1996 and 1997, the fair value of the Senior Guaranteed Notes was approximately $132,000 and $129,000, respectively, compared to the carrying value of $125,000. The fair value of all other financial instruments were not materially different from their carrying value.

                      IMPSAT CORPORATION AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     LONG LIVED ASSETS -- Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amount is adjusted to fair value. No such adjustments were recorded during the years ended December 31, 1995, 1996 and 1997 and during the three months ended March 31, 1997 and 1998.

     RECLASSIFICATIONS -- Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

     NEW ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all components of comprehensive income be reported on one of the following: (1) the statement of income; (2) the statement of changes in stockholders' equity, or (3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investments by owners (changes in paid-in capital) and distributions to owners (dividends). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 during the first quarter of 1998 did not have a material impact on the Company's consolidated financial statements presentation.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 during the first quarter of 1998 did not to have a material impact on the Company's consolidated financial statement presentation.

3.  TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable, by operating subsidiaries are summarized as follows:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1996      1997        1998
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
IMPSAT Argentina......................................  $17,958   $27,531     $30,631
IMPSAT Colombia.......................................    5,846    10,102      14,486
IMPSAT Venezuela......................................    1,331     2,202       2,777
IMPSAT USA............................................       24     1,359       1,996
All Others............................................      613     1,335       1,229
                                                        -------   -------     -------
     Total............................................   25,772    42,529      51,119
Less: allowance for doubtful accounts.................   (2,803)   (5,933)     (6,513)
                                                        -------   -------     -------
Trade accounts receivable, net........................  $22,969   $36,596     $44,606
                                                        =======   =======     =======

     The Company's subsidiaries provide trade credit to their customers in the normal course of business. The collection of a substantial portion of the trade receivables are susceptible to changes in the Latin American economies and political climates. Prior to extending credit, the customers' financial history is analyzed.

                      IMPSAT CORPORATION AND SUBSIDIARIES

3.  TRADE ACCOUNTS RECEIVABLE -- (CONTINUED)
     The activity for the allowance for doubtful accounts is as follows:

                                                       DECEMBER 31,
                                                 ------------------------    MARCH 31,
                                                  1995     1996     1997       1998
                                                 ------   ------   ------   -----------
                                                                            (UNAUDITED)
Beginning balance..............................  $  712   $1,130   $2,803     $5,933
Provision for doubtful accounts................     418    1,673    3,269      1,194
Write-offs.....................................                      (139)      (614)
                                                 ------   ------   ------     ------
Ending balance.................................  $1,130   $2,803   $5,933     $6,513
                                                 ======   ======   ======     ======

     In addition, see Note 10.

4.  OTHER RECEIVABLES

     Other receivables consist primarily of refunds or credits pending from local governments for taxes other than income and other miscellaneous amounts due to the Company and its operating subsidiaries as follows:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1996      1997        1998
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
IMPSAT Argentina......................................  $ 4,290   $ 4,753     $ 5,845
IMPSAT Colombia.......................................    3,696     4,460       4,178
IMPSAT Venezuela......................................    2,224     2,133       2,455
IMPSAT Ecuador........................................      494       548         529
All Others............................................    1,668     3,689       3,852
                                                        -------   -------     -------
     Total............................................  $12,372   $15,583     $16,859
                                                        =======   =======     =======

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of:

                                                         DECEMBER 31,
                                                     --------------------    MARCH 31,
                                                       1996       1997         1998
                                                     --------   ---------   -----------
                                                                            (UNAUDITED)
Land...............................................  $  1,478   $   1,478    $   1,478
Building and improvements..........................    22,604      23,312       23,412
Operating communications equipment.................   258,593     310,321      327,449
Furniture, fixtures and other equipment............    11,311      14,503       15,010
                                                     --------   ---------    ---------
     Total.........................................   293,986     349,614      367,349
Less: accumulated depreciation.....................   (73,046)   (101,051)    (108,776)
                                                     --------   ---------    ---------
     Total.........................................   220,940     248,563      258,573
Deposit on purchase of equipment and in transit....     6,146       6,859        5,885
                                                     --------   ---------    ---------
Property, plant and equipment, net.................  $227,086   $ 255,422    $ 264,458
                                                     ========   =========    =========

                      IMPSAT CORPORATION AND SUBSIDIARIES

5.  PROPERTY, PLANT AND EQUIPMENT -- (CONTINUED)
     The recap of accumulated depreciation is as follows:

                                                     DECEMBER 31,
                                             ----------------------------    MARCH 31,
                                              1995      1996       1997        1998
                                             -------   -------   --------   -----------
                                                                            (UNAUDITED)
Beginning balance..........................  $27,188   $47,155   $ 73,046    $101,051
Depreciation expense.......................   20,268    25,913     29,665       7,961
Retirements and disposals..................     (301)      (22)    (1,660)       (236)
                                             -------   -------   --------    --------
Ending balance.............................  $47,155   $73,046   $101,051    $108,776
                                             =======   =======   ========    ========

6.  SHORT-TERM DEBT

     The Company's short-term debt is detailed as follows:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1996      1997        1998
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Commercial paper (7.55% to 11%).......................  $20,000   $25,000     $31,000
Short-term credit facilities, denominated in US
  dollars; interest rates ranging from 6.26% to 15%;
     IMPSAT Argentina.................................      327    15,850      22,000
     IMPSAT Colombia..................................    3,345     5,414       7,194
     IMPSAT Venezuela.................................    1,400     1,714         848
     IMPSAT Ecuador...................................       53       992       2,744
     IMPSAT USA.......................................                             65
Short-term credit facilities, denominated in local
  currencies; local interest rates;
     IMPSAT Argentina (8.75% to 9%)...................                          3,068
     IMPSAT Colombia (27%)............................    5,700
     IMPSAT Venezuela (32%)...........................    1,027     1,219       1,176
                                                        -------   -------     -------
Total short-term debt.................................  $31,852   $50,189     $68,095
                                                        =======   =======     =======

     The Company has historically refinanced these short-term credit facilities on an annual basis.

                      IMPSAT CORPORATION AND SUBSIDIARIES

7.  LONG-TERM DEBT

     The Company's long-term debt is detailed as follows:

                                                         DECEMBER 31,
                                                      -------------------    MARCH 31,
                                                        1996       1997        1998
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
12 1/8% Senior Guaranteed Notes due 2003............  $125,000   $125,000    $125,000
Term notes payable:
     IMPSAT Colombia; with maturities through 2002
       collateralized by equipment with a carrying
       value of approximately $14,000 and the
       assignment of customer contracts totaling
       approximately $12,000 denominated in:
          U.S. dollars (Interest rates
            8.5% -- 13%)............................    25,324     27,111      21,220
          Local currency (24.93% -- 34%)............     1,551      6,380      13,763
     IMPSAT Argentina (6.69% -- 7%), maturing semi-
       annually through 2001, collateralized by
       certain assets...............................     4,374      2,435       2,083
IMPSAT Venezuela (9% -- 10.75%), maturing through
  2001..............................................     5,922      5,550       4,671
IMPSAT USA (8.75%), maturing through 2003...........                              573
Eximbank notes payable (6.56%), maturing
  semi-annually through 1999........................     5,081      3,387       3,387
                                                      --------   --------    --------
          Total long-term debt......................   167,252    169,863     170,697
Less: current portion...............................   (11,022)   (10,186)    (11,165)
                                                      --------   --------    --------
Long-term debt, net.................................  $156,230   $159,677    $159,532
                                                      ========   ========    ========

     The scheduled maturities of long-term debt at December 31, 1997 are as follows:

1998........................................................  $ 10,186
1999........................................................    16,280
2000........................................................    14,234
2001........................................................     3,058
2002 and thereafter.........................................   126,105
                                                              --------
                                                              $169,863
                                                              ========

     The Senior Guaranteed Notes, guaranteed by IMPSAT Argentina, and some of the term notes payable for IMPSAT Colombia and IMPSAT Venezuela contain certain covenants requiring certain financial ratios, limiting the incurrence of additional indebtedness and capital expenditures, and restricting the ability to pay dividends.

8.  INCOME TAXES

     For the years ended December 31, 1995, 1996 and 1997, the provision for (benefits from) income taxes, all of which are for foreign taxes, consist of a current provision of $196, $530 and $299, respectively, and a deferred benefit of $936 and deferred provision of $3,012 and $4,748, respectively. The foreign statutory tax rates range from 20% to 35% depending on the particular country. There is no provision or benefit for U.S. income taxes for the Company, as it has net operating loss carryforwards in the amount of $7,223 which begin

                      IMPSAT CORPORATION AND SUBSIDIARIES

8.  INCOME TAXES -- (CONTINUED)
to expire in the year 2010. Deferred taxes result primarily from temporary differences in the capitalization policies of preoperating costs and net operating loss carryforwards. The composition of net deferred tax assets at December 31 is as follows:

                                                               1996      1997
                                                              -------   -------
DEFERRED TAX ASSETS:
Pre-operating costs:
     IMPSAT Colombia........................................  $ 2,038   $ 1,698
     IMPSAT Venezuela.......................................    1,695     1,380
     IMPSAT Ecuador.........................................       85        58
Net operating loss carryforwards:
     IMPSAT Colombia........................................      900
     IMPSAT Venezuela.......................................    4,625     4,048
     IMPSAT Mexico..........................................    1,741     2,487
     IMPSAT Ecuador.........................................      684       876
     Company and IMPSAT USA.................................      255     2,745
Other:
     IMPSAT Colombia........................................      273       139
     IMPSAT Mexico..........................................                 54
                                                              -------   -------
Gross deferred tax assets...................................   12,296    13,485
                                                              -------   -------
DEFERRED TAX LIABILITIES:
     IMPSAT Argentina.......................................     (743)   (4,301)
     IMPSAT Colombia........................................               (389)
     IMPSAT Mexico..........................................     (336)     (293)
                                                              -------   -------
Gross deferred tax liabilities..............................   (1,079)   (4,983)
                                                              -------   -------
Less: valuation allowance...................................   (6,405)   (8,749)
                                                              -------   -------
Net deferred tax (liabilities) assets.......................  $ 4,812   $  (247)
                                                              =======   =======

     As there is no assurance that the Company will generate sufficient earnings to utilize its available tax assets, a valuation allowance has been established to offset deferred tax assets.

     For the three months ended March 31, 1997 and 1998, the provision for income taxes, all of which are for foreign taxes, consist of a current provision of $653 and $1,981, respectively, and a deferred provision (benefit) of $1,044 and $(346), respectively. There is no provision or benefit for U.S. income taxes, as the Company has net operating loss carryforwards. The foreign statutory tax rates range from 20% to 35%, depending on the particular country. Deferred taxes result from temporary differences in the capitalization policies of preoperating costs and net operating loss carryforwards.

9.  SHARE PURCHASE AND SERIES A REDEEMABLE PREFERRED STOCK ISSUANCE

     On March 19, 1998, the Company redeemed 25% of its outstanding common stock previously held by STET International Netherlands NV (the "STET Shares") with the proceeds of a substantially concurrent issuance and sale of $125,000 of the Company's Series A Redeemable Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock was offered and sold to Princes Gate Investors II, L.P. ("Princes Gate") and Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM"), two private equity funds that are affiliates of Morgan Stanley Dean Witter & Co., and to certain other investors affiliated with Princes Gate and MSGEM (such investors along with Princes Gate and

                      IMPSAT CORPORATION AND SUBSIDIARIES

9.  SHARE PURCHASE AND SERIES A REDEEMABLE PREFERRED STOCK
    ISSUANCE -- (CONTINUED)
MSGEM, the "Purchasers"). The Series A Preferred Stock was convertible at the date of issuance into 25% of the common stock of the Company.

     The following are some of the principal features of the Series A Preferred
Stock: (a) cumulative dividends at the rate of 10% per annum, compounded quarterly and, with certain exceptions, payable in kind; (b) mandatorily redeemable in cash by the Company at maturity (ten years after issuance) plus accrued and unpaid dividends; (c) callable under certain circumstances by the Company, in whole, at 100% of the principal amount, plus accrued and unpaid dividends; (d) convertible into common stock of the Company at any time at the option of the Purchasers (including upon a call by the Company), at a specified conversion rate subject to certain antidilution rights; (e) the right by Purchasers holding a certain minimum number of outstanding Series A Preferred Stock to appoint two directors to the Company's Board of Directors as well as to immediately appoint half of the members of the Company's Board of Directors upon the occurrence of certain specified events; and (f) the right of Directors appointed by the Purchasers holding a certain minimum number of outstanding Series A Preferred Stock to a veto over certain major corporate actions.

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases satellite capacity with annual rental commitments of approximately $26,000. In addition, the Company has commitments to purchase communications equipment amounting to approximately $8,500 and $10,500 and was obligated under letters of credit amounting to approximately $400 and $1,600 at December 31, 1997 and March 31, 1998, respectively.

     The Company is a third party guarantor of up to 75% of a $6,000 credit facility provided to IMPSAT Venezuela by a regional development fund. At December 31, 1997 and March 31, 1998, the balance outstanding on this credit facility amounted to approximately $5,600 and $4,600, respectively.

     During May, 1997, the Company and one of its subsidiaries entered into a three party arrangement with a financial institution whereby $60,000 was borrowed by the subsidiary and concurrently a like amount Certificate of Deposit was placed at the financial institution by the Company. The arrangements establish a right of setoff and, accordingly, the amounts have been netted for purposes of the consolidated financial statements presentation. The arrangements expire in May 1999.

     The Company is involved in or subject to various litigation and legal proceedings incidental to the normal conduct of its business. Whenever justified, the Company expects to vigorously prosecute or defend such claims, although there can be no assurance that the Company will ultimately prevail with respect to any such matters.

     In November 1996, IMPSAT Argentina filed suit against one of its customers, ENCOTESA, for amounts due and arising under IMPSAT Argentina's contract with ENCOTESA, the Argentine national postal service. In December 1996, ENCOTESA filed its reply to IMPSAT Argentina's claim. The court has not yet ruled upon IMPSAT Argentina's claim against ENCOTESA. In September 1997, ENCOTESA was privatized and emerged as Correo Argentino S.A. In connection therewith, the claim by IMPSAT Argentina remained with ENCOTESA. Based on these developments, the Company has reclassified the trade account receivables from ENCOTESA to non-current assets at the estimated net realizable value of $5,143 as determined by the Company's management based on the advice of local legal counsel. The Company will continue to assess the effect that the ENCOTESA receivables will have on its results of operations, liquidity or capital resources.

                      IMPSAT CORPORATION AND SUBSIDIARIES

11.  SUBSEQUENT EVENTS

     On June 1, 1998, the Company acquired from Nevasa Holdings Ltd. ("Nevasa"), the Company's parent, 99.9% of the capital stock of IMPSAT Comunicacoes S.A. ("IMPSAT Brazil"), a Brazilian company, for approximately $5.1 million. The purchase price for IMPSAT Brazil represented the total amount of pre-operating and development costs and expenses incurred for IMPSAT Brazil by Nevasa. IMPSAT Brazil was established by Nevasa and operates under a value added telecommunications license (the "Brazil License") permitting IMPSAT Brazil to lease satellite capacity directly from satellite carriers and sell corporate private telecommunications network services (data, voice and video) using terrestrial and satellite links to third parties.

     On April 20, 1998, the Company signed a definitive agreement to purchase a 75.1% interest in Mandic BBS Planejamento e Informatica S.A. ("Mandic S.A."), a Brazilian Internet access provider, for approximately $9.8 million. Upon consummation of the transaction, the Company will acquire 75.1% of the common stock of Mandic S.A., and the remaining 24.9% will be owned by Mr. Aleksander Mandic, the founder and current president of Mandic S.A. The initial stage of the acquisition of Mandic S.A., pursuant to which the Company acquired a 58.5% interest, was consummated on May 28, 1998, and the remaining 16.6% interest is scheduled to be acquired by May 1, 1999.

------------------------------------------------------
------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................
Prospectus Summary....................
Risk Factors..........................
Capitalization........................
Selected Financial and Other Data.....
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................
Business..............................
Management............................
Principal Stockholders................
Certain Relationships and Related
  Transactions........................
Description of Certain Indebtedness...
The Exchange Offer....................
Description of the Notes..............
Certain United States Federal Income
  Tax Considerations..................
Plan of Distribution..................
Legal Matters.........................
Experts...............................
Glossary..............................
Index to Financial Statements.........

                             ---------------------

     UNTIL           , 1998 (90 DAYS AFTER THE DATE OF THIS EXCHANGE OFFER), ALL
DEALERS OFFERING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $225,000,000
                               IMPSAT CORPORATION

                         12 3/8% SENIOR NOTES DUE 2008
                              --------------------

                                   PROSPECTUS
                              --------------------
                                           , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons, including directors and officers, who are (or are threatened to be made) parties to any threatened, pending or completed legal action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of their being directors or officers of the corporation. The indemnity may include expenses, attorneys' fees, judgments, fines and amounts paid in settlement, provided such sums were actually and reasonably incurred in connection with such action, suit or proceeding and provided the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The corporation may indemnify directors and officers in a derivative action (in which suit is brought by a stockholder on behalf of the corporation) under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged liable to the corporation. If the director or officer is successful on the merits or otherwise in defense of any actions referred to above, the corporation must indemnify him against the expenses and attorneys' fees he actually and reasonably incurred.

     Article VII Section 1 of the Company's By-laws provides that the Company shall indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The exhibits listed on the Exhibit Index of this Registration Statement (numbered in accordance with Item 601 of Regulation S-K) are filed herewith, or, as noted, have been previously filed, will be filed by amendment, or are incorporated herein by reference to other filings.

     (b) Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the Commission are omitted because they are not applicable, or the information is included in the financial statements included herein.

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BUENOS AIRES IN THE
REPUBLIC OF ARGENTINA,             , 1998.

                                          IMPSAT CORPORATION

                                          BY: /s/ RICARDO A. VERDAGUER
                                            ------------------------------------
                                            RICARDO A. VERDAGUER
                                            PRESIDENT AND CHIEF EXECUTIVE
                                              OFFICER OF
                                            IMPSAT CORPORATION

                                            Date: July 16, 1998

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (each, a "Signatory") constitutes and appoints Guillermo Jofre and Jose R. Torres (each, an "Agent," and collectively, "Agents") or either of them, his true and lawful attorney-in-fact and agent for and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) thereto and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission. Each Signatory further grants to the Agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary, in the judgment of such Agent, to be done in connection with any such signing and filing, as full to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said Agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                   SIGNATURE                                         TITLE                         DATE
                   ---------                                         -----                         ----
           /s/ ENRIQUE M. PESCARMONA                  Chairman of the Board of Directors       July 20, 1998
------------------------------------------------             of IMPSAT Corporation
             ENRIQUE M. PESCARMONA

            /s/ RICARDO A. VESDAQUES                     Director, President and Chief         July 16, 1998
------------------------------------------------          Executive Officer of IMPSAT
              RICARDO A. VESDAQUES                                Corporation

               /s/ GUILLERMO JOFRE                     Chief Financial Officer of IMPSAT       July 16, 1998
------------------------------------------------                  Corporation
                GUILLERMO JOFRE

               /s/ JOSE R. TORRES                     Vice President, Administration and       July 16, 1998
------------------------------------------------      Chief Accounting Officer of IMPSAT
                 JOSE R. TORRES                                   Corporation

                /s/ ROBERTO VIVO                       Director, Deputy Chief Executive        July 16, 1998
------------------------------------------------          Officer and Vice President,
                  ROBERTO VIVO                          Marketing of IMPSAT Corporation

              /s/ ALEXANDER RIVELIS                      Director and Vice President,          July 16, 1998
------------------------------------------------      International Development of IMPSAT
               ALEXANDER RIVELIS                                  Corporation

              /s/ LUCAS PESCARMONA                      Director of IMPSAT Corporation         July 16, 1998
------------------------------------------------
                LUCAS PESCARMONA

                                                        Director of IMPSAT Corporation            , 1998
------------------------------------------------
                SOFIA PESCARMONA

                                                        Director of IMPSAT Corporation            , 1998
------------------------------------------------
                  MARIANNE HAY

              /s/ STEPHEN R. MUNGER                     Director of IMPSAT Corporation         July 20, 1998
------------------------------------------------
               STEPHEN R. MUNGER

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION                             PAGE NO.
-----------                           -----------                             --------
    3.1.*     Restated Certificate of Incorporation of the Company........
    3.2 *     Restated Bylaws of the Company..............................
    4.1.      Indenture for the Notes, dated as of June 17, 1998, between the Company and The Bank of New York, as Trustee (including form of Note)...............................................
    4.2       Placement Agreement dated as of June 17, 1998 among the
              Company and the Initial Purchasers..........................
    4.3       Registration Rights Agreement, dated June 17, 1998, among
              the Company and the Initial Purchasers......................
    4.4       Form of Note (included in Exhibit 4.1)......................
    4.5 *     Certificate of Designations dated as of March 19, 1998......
    5.1 **    Form of Opinion of Arnold & Porter as to the legality of the securities being registered (including consent).............
    9.1 *     Securityholders Agreement dated as of March 19, 1998, among
              Nevasa and the Purchasers and certain other parties.........
   10.1       Form of Exchange Agent Agreement between the Company and The
              Bank of New York as Exchange Agent..........................
   10.2 **    Domestic Data Service Agreement between PanAmSat and ISCH, dated December 19, 1997.....................................
   10.3 **    Domestic Data Service Agreement among PanAmSat and IMPSAT
              Argentina and ISCH, dated May 1, 1998.......................
   10.4       Agreement for Lease of Satellite Capacity, dated September
              8, 1997, between Nahuelsat S.A. and IMPSAT Argentina........
   10.5       Agreement for Lease of Satellite Capacity, dated August 13,
              1997, between Organizacion Internacional de
              Telecomunicaciones por Satelite and IMPSAT Colombia, as
              amended by Agreement dated March 16, 1998...................
   12.1 **    Computation of ratio of earnings to fixed charges...........
   21.1       List of subsidiaries of the Company (incorporated by
              reference to the "Summary" section of the Prospectus
              hereto).....................................................
   23.1       Consent of Deloitte & Touche LLP, Miami, Florida............
   23.2 **    Consent of Arnold & Porter (contained in its opinion to be filed as Exhibit 5 hereto)..................................
   24.1       Power of Attorney (included on the signature page hereto)...
   25.1       Statement of eligibility under the Trust Indenture Act of
              1939, as amended, on Form T-1 of The Bank of New York, as
              Trustee under the Indenture.................................
   99.1       Form of Letter of Transmittal...............................
   99.2       Form of Notice of Guaranteed Delivery.......................

---------------

 * Previously filed as an exhibit to the Company's Annual Report on Form 10-K for 1997, filed with the Commission on April 15, 1998, and incorporated herein by reference.

** To be filed by amendment.